Exhibit 99.1(a)

Delivering on Our Commitment 2020 Annual Report Genmab A/S CVR No. 21 02 38 84

Table of Contents Management’s Review Financial Statements Using Science to Turn Insights into Medicine Our Purpose To improve the lives of patients with cancer by creating and developing innovative and differentiated antibody products. It is our reason for being. 2 2020 Annual Report

Table of Contents | Management's Review | Financial Statements

Table of Contents

Management's Review

5 About Genmab
7 Timeline
8 2020 at a Glance
9 Progress Toward Our 2025 Vision
10 Chair's Statement
12 Letter from the CEO
15 Market Overview
17 2020 Achievements
18 Consolidated Key Figures
19 2021 Outlook
19 Key 2021 Priorities
20 Business Model
21 Our Strategy

22 Our Business
23 Research and Development Capabilities
24 Antibody Discovery and Development
25 Product Pipeline
52 Antibody Technologies
59 Risk Management
63 Financial Review
69 Shareholders and Share Information

71 Environmental, Social, and Governance
72 Commitment to Building a Sustainable and Socially Responsible Biotech
73 Corporate Social Responsibility and Sustainability Commitments
75 Human Capital Management
76 Stakeholder Engagement
78 Corporate Governance
80 Board of Directors
83 Senior Leadership

Financial Statements

85 Financial Statements for the Genmab Group
133 Financial Statements of the Parent Company
149 Directors' and Management's Statement on the Annual Report
150 Independent Auditor's Report

153 Glossary
154 Forward Looking Statement
155 Contact Information

Our Vision

By 2025, our own product has transformed cancer treatment, and we have a pipeline of knock-your-socks-off antibodies

3 2020 Annual Report / Table of Contents

Table of Contents Management’s Review Financial Statements Management’s Review Genmab is at an inflection point in a transformational journey as the company evolves into a fully integrated biotechnology innovation powerhouse, driven by its mission to impact patients’ lives. Management’s Review 5 7 8 9 10 12 15 17 18 19 19 20 21 About Genmab Timeline 2020 at a Glance Progress Toward Our 2025 Vision Chair’s Statement Letter from the CEO Market Over view 2020 Achievements Consolidated Key Figures 2021 Outlook Key 2021 Priorities Business Model Our Strategy 22 Our Business 71 Environmental, Social, and Governance 4 2020 Annual Report / Management’s Review

Table of Contents Management’s Review Financial Statements About Genmab Our Purpose Our Core Values To improve the lives of patients with cancer by creating and developing innovative and differentiated antibody products. It is our reason for being. In our quest to turn science into medicine, we use these guideposts to transform the future of cancer treatment: • Passion for innovation • Determination — being the best at what we do • Integrity — we do the right thing • We work as one team and respect each other Utrecht, NL – Research – Translational Research – Antibody Product Creation – Corporate Functions Genmab’s Growing Organization and Growing Presence Our Key Accomplishments rinceton, USA Tokyo, JP – Clinical – Commercial – Corporate Functions Translational Research Development Commercial Corporate Functions Copenhagen, DK – HQ – CMC Operations – Clinical Operations – Corporate Functions Each of our achievements stands as evidence of our unyielding determination, including: • Creators of multiple marketed products* • Inventors of four proprietary antibody technologies • Growing multiple proprietary clinical programs • Pioneers of a robust pre-clinical pipeline • World-class team with antibody and R&D expertise • Partnerships with industry leaders and innovators • Solid financial foundation • Building and expanding our capabilities with more than 750 employees across our four international locations *Products developed and marketed by others incorporating Genmab technology and innovation 5 2020 Annual Report / Management’s Review / About Genmab P – – – –

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About Genmab

Focused on Cancer

Millions of people are diagnosed with cancer each year. Cancer is the second leading cause of death worldwide, with about one in six deaths attributed to cancer. We believe antibody therapies are one of the keys to improving the lives of patients living with cancer. Our antibodies target two main categories of cancer: solid tumors and hematological cancers.

Solid Tumors



A solid tumor is an abnormal mass of tissue that usually does not contain any liquid or cysts. Solid tumors may be malignant (cancerous) or benign (non-cancerous). Solid tumors can occur in several places in the body, including the bones, muscles and organs. Sarcomas and carcinomas are examples of solid tumors.

Hematological Cancers



Hematological cancers, also called blood cancers, begin in the tissues that form blood, such as the bone marrow, or in the cells of the immune system. The three main types of blood cancers are leukemia, lymphoma and myeloma.

Approved Medicines Created by Genmab*

DARZALEX® (daratumumab)



- Approved for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan
- A subcutaneous (SubQ) formulation (daratumumab and hyaluronidase-fihj), known as DARZALEX *FASPRO*® in the U.S., is approved for the treatment of certain multiple myeloma indications in the U.S. and Europe
- Marketed by Janssen Biotech Inc. (Janssen)

Kesimpta® (ofatumumab)



- Approved in 2020 in the U.S. in relapsing forms of multiple sclerosis (RMS)
- Marketed by Novartis International AG (Novartis)

TEPEZZA® (teprotumumab)



- Approved in 2020 in the U.S. in thyroid eye disease (TED)
- Marketed by Horizon Therapeutics plc (Horizon)

Please see pages 28–37 of this Annual Report for detailed indication and safety information.

*Products developed and marketed by others incorporating Genmab technology and innovation.

Our Pipeline

Genmab is building a strong pipeline of proprietary antibody products that have the potential to make a real impact on the lives of cancer patients. When we consider which programs to develop, we look for differentiated antibodies that are first-in-class, offer better efficacy than current treatments, or are better tolerated, and have the potential to improve outcomes for cancer patients. In this way we are building a knock-your-socks-off pipeline that offers multiple possibilities for success and the potential to meet our 2025 Vision, while balancing the risks inherent in drug development. We are also working on an extensive portfolio of pre-clinical programs to fuel our pipeline of the future and bring us closer to achieving our 2025 Vision.

7

Genmab-owned ≥50% products in clinical development

3

approved medicines in collaboration

15

product candidates built on Genmab's innovation in clinical development by other companies

4

proprietary antibody technologies

6 2020 Annual Report / Management's Review / About Genmab

Table of Contents Management’s Review Financial Statements Timeline Key Events in Genmab’s A history of accomplishments rooted in science: From our start in Copenhagen in 1999, our continued commitment to oncology has given us purpose and a drive to improve the lives of patients with cancer. We strive to achieve this goal by working together as one team and building on our world-class research in antibodies to expand our capabilities beyond the lab. 22-year Journey While we are proud of our past accomplishments for getting us to this point, we keep our eyes and minds focused on what is next. Our history has been powered by a dedication to developing antibody-based therapeutics. It is this same spirit that will guide us into the future. 1999–2002 • Genmab founded • Copenhagen IPO • First partnership (Roche) • Ofatumumab program announced 2003–2007 • CD38 MAbs generated • Daratumumab selected • GSK agreement ofatumumab 2008–2011 • Arzerra® first U.S. and EU approvals • DuoBody® platform • Strategy update • First collaboration with Seattle Genetics (Seagen Inc.) 2012–2015 • Janssen DuoBody® Research and License Agreement • Janssen agreement daratumumab • HexaBody® platform • DARZALEX® first U.S. approval • BioNTech SE (BioNTech) agreement 2016–2018 • DARZALEX® first EU and Japan approvals • HexElect® platform • Immatics Biotechnologies GmbH (Immatics) agreement 2019 • U.S. IPO • Ofatumumab RMS sBLA • CureVac AG agreement • HexaBody-CD38 agreement ( Janssen) 2020 • AbbVie Inc. (AbbVie) partnership • First Phase 3 epcoritamab1 study announced • First clinical data presented for DuoBody-PD-L1x4-1BB2 • Very favorable topline results in tisotumab vedotin3 Phase 2 innovaT V 204 study • U.S. approvals for: – Kesimpta®4 – DARZALEX FASPRO®5 – TEPEZZA®6 • First regulatory submissions for product candidate created using DuoBody® technology7 1. Epcoritamab 50:50 partnership with AbbVie 2. DuoBody-PD-L1x4-1BB 50:50 partnership with BioNTech 3. Tisotumab vedotin 50:50 partnership with Seagen 4. Kesimpta® (ofatumumab) developed by Novartis 5. DARZALEX® (daratumumab) and DARZALEX FASPRO® (daratumumab and hyaluronidase-fihj) developed by Janssen 6. TEPEZZA® (teprotumumab) developed by Horizon 7. Amivantamab, developed by Janssen 7 2020 Annual Report / Management’s Review / Timeline

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2020 at a Glance

Operational

3

Approved Medicines in Collaboration

- DARZALEX® marketed by Janssen in the U.S., Europe, Japan and multiple other countries
- Kesimpta® marketed by Novartis in the U.S.
- TEPEZZA® marketed by Horizon in the U.S.

4

Proprietary Technologies

- DuoBody® platform
- HexaBody® platform
- DuoHexaBody® platform
- HexElect® platform

7

Proprietary* Antibody Products in Clinical Development

- Tisotumab vedotin
- Epcoritamab
- DuoBody-PD-L1x4-1BB (GEN1046)
- DuoBody-CD40x4-1BB (GEN1042)
- HexaBody-DR5/DR5 (GEN1029)
- DuoHexaBody-CD37 (GEN3009)
- DuoBody-CD3x5T4 (GEN1044)

*Tisotumab vedotin 50:50 partnership with Seagen; Epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4 50:50 partnership with AbbVie; DuoBody-PD-L1x4-1BB and DuoBody-CD40x4-1BB 50:50 partnership with BioNTech

Dual-listed

In Denmark and in the U.S.

2 Categories of Cancer

Generate products to treat solid tumors and hematological cancers

~20 Pre-clinical Projects

Extensive partnered and own pre-clinical pipeline

38 INDs

Investigational new drug applications (INDs) filed by Genmab and partners, based on Genmab's innovation, since 1999

Financial

DKK
161B
2020 year-end market cap

DKK
16,079M
2020 year-end cash position†

DKK
10,111M
2020 revenue
88% increase versus 2019

DKK
3,798M
2020 operating expenses
83% invested in R&D

† See Consolidated Key Figures, page 18

Operating Result

(DKK million)



1,053
1,344
1,380
2,638
6,313
2016
2017
2018
2019
2020

8 2020 Annual Report / Management's Review / 2020 at a Glance

Table of Contents Management’s Review Financial Statements Progress Toward Our 2025 Vision Driving Toward Transformational Success A point of inflection: With two potential product launches in the coming years, we have never been in a better position to achieve our vision of transforming the lives of cancer patients. Making our 2025 Vision a reality: Genmab is a world-class antibody innovation powerhouse. We built a strong foundation that includes a robust pipeline built on our propri-etary technology, partnerships with innovators and industry leaders and a solid financial base with growing recurring revenues. Genmab’s proprietary pipeline consists of modified antibody candidates, including bispecific T-cell engagers and next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. From clinical to commercial — evolution into a fully integrated biotech: We are building and expanding internal capabilities such as medical affairs, safety, regulatory and data sciences and are strengthening our R&D teams with key talent. We are also building commercial-ization excellence as we plan for the first Genmab labeled medicine. Taken together, we are growing our internal competencies to become an end-to-end biotech. Broad oncology collaboration with AbbVie: A landmark event in Genmab’s history, this collaboration sets us on a path to accelerate, broaden and maximize the development and commercialization of some of our promising bispecific antibody products with the ultimate goal to bring new potential therapies much faster to cancer patients. 2020 has further strengthened Genmab’s position as a world-class innovation powerhouse in oncology: We further built up and evolved all areas of our business with now more than 750 employees. 9 2020 Annual Report / Management’s Review / Progress Toward Our 2025 Vision

Table of Contents Management’s Review Financial Statements Chair’s Statement “ We are ahead of schedule in achieving this Vision and we are confident that our strategy will position us for continued success in the future. Dear Shareholder, In March of this year I was honored to be elected to the position of Chair of Genmab’s Board of Directors. When I first joined the Board, Genmab was a completely different company than it is today. In just three years we have grown our pipeline, our capabilities and our ambitions as a dual-listed company with more than 750 employees across four global sites. is that by 2025 this strategy will have provided us with a pipeline of “knock-your-socks-off” antibodies, and our own product will have transformed cancer treatment. We are ahead of schedule in achieving this 2025 Vision and we are confident that our strategy will position us for continued success in the future. Deidre P. Connelly Chair Commitment to Corporate Governance and CSR The Board of Directors and Genmab’s Senior Leadership are also committed to an integrated Corporate Social Responsibility (CSR) strategy, focusing on employee well-being, ethics and compliance in relation to our research, the envi-ronment and business ethics and transparency. In 2020 we embarked upon a more focused, business-driven CSR strategy to steer our efforts and build a foundational CSR program. A key part of this effort included our commitment to three United Nations Sustainable Development Goals (SDGs) that were most closely aligned with our business and that our teams can positively A Successful Strategy This phenomenal growth begins with our core purpose — to improve the lives of patients by creating and developing innovative antibody products. This purpose is linked to a laser-sharp three-pronged strategy: We focus on our core competence — combining our deep insight into antibody biology and disease targets to develop next-generation technologies and identify the best disease targets, leading to the development of differentiated best-in-class and first-in-class antibodies. Some of these innovations have led to medicines that, in turn, have allowed us to build a profitable and successful biotech. Our Vision 10 2020 Annual Report / Management’s Review / Chair’s Statement

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Chair's Statement

impact. We also benchmarked and examined our environmental, social and governance (ESG) activities, policies and disclosures to build a sustainable organization that meets ESG criteria of relevance to our business operations. We have adopted the Sustainability Accounting Standards Board (SASB) framework and will follow its guidelines to disclose key metrics on ESG activities of relevance to our business operations.

As a company we also work diligently to continually improve our guidelines and policies for corporate governance, always taking into account trends in international and domestic requirements and recommendations. This commitment to corporate governance, like our dedication to CSR, is based on ethics and integrity. Our commitment to corporate governance also forms the basis of our effort to strengthen the confidence that existing and future shareholders, partners, employees and other stakeholders have in Genmab. The role of shareholders and their interaction with Genmab is important and open and transparent communication is paramount to maintain the confidence of Genmab's shareholders. As such, we conduct regular outreach and engage with our shareholders throughout the year.

Experienced Leadership

In February of 2020 our long-tenured Chief Financial Officer (CFO), David Eatwell, retired from the company, and we welcomed Anthony Pagano into this position. Mr. Pagano joined Genmab in 2007 and even prior to becoming CFO, he played a key role in Genmab's success and corporate development.

We further strengthened our Executive Management team in March with the appointment of Anthony Mancini as Chief Operating Officer (COO). Mr. Mancini brought to Genmab, and to this newly created role, strategic and operational leadership as well as a consistent track record of growth across North America, Europe and Australia.

We also welcomed a new member to our Board, Jonathan Peacock. Previously CFO at both Novartis and Amgen, he brings with him extensive experience in corporate finance, strategy and international expansion in the pharmaceutical industry.

In 2020 we continued to successfully execute our strategy to achieve our vision; we are progressing toward launching our own products so that patients with cancer may benefit from our innovations; and we are on a trajectory to become a fully integrated biotech and global oncology leader.

On behalf of the Board, I would like to thank Genmab's dedicated employees for their commitment to the company during this challenging year, Jan van de Winkel and the rest of the senior leadership team for their inspiration and extraordinary leadership and all of our shareholders for their continued support.

Sincerely,



Deirdre P. Connelly
Board Chair

United Nations Sustainable Development Goals (SDGs)

Genmab embraces its responsibility to society and is pleased to join the effort to progress the United Nations SDGs. In 2020, we reviewed our CSR focus areas and related activities to determine which SDGs were most closely aligned with our business and determined to commit to Goals 3, 5 and 8. See Genmab's **2020 CSR report** for further details.

Goal 3 — Good Health and Well-Being: Ensure healthy lives and promote well-being for all at all ages

Goal 5 — Gender Equality: Achieve gender equality and empower all women and girls

Goal 8 — Decent Work and Economic Growth: Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all

11 2020 Annual Report / Management's Review / Chair's Statement

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Letter from the CEO



Jan van de Winkel, Ph.D.
President &
Chief Executive Officer

"

I believe that years from now, when we look back on 2020, we will see that it was a turning point for Genmab, with events that turbocharged our evolution into a fully integrated biotech innovation powerhouse.

Dear Shareholder,

The past year was like no other in the history of Genmab. The challenges posed by the global COVID-19 pandemic were extraordinary, but so, too, are Genmab's passionate and talented employees. I am proud to say that as an organization, we not only rose to meet the global challenges presented by 2020; we made tremendous strides in our evolution into a leading, fully integrated innovation powerhouse, and are closer than ever to achieving our 2025 Vision of transforming cancer treatment.

A Transformational Year

Genmab has a strong foundation of innovative science and an unparalleled history of repeated success in research and development. Over the course of the past few years, we strategically built on this foundation with the goal of evolving into a fully-integrated end-to-end biotech. In 2020 we reached an inflection point in this evolution, created by a series of key events, including our broad oncology collaboration with AbbVie, the opening of our cutting-edge laboratories in the U.S. and the strategic development of our internal capabilities across our global sites—including our latest location in Tokyo, Japan.

By itself, the collaboration with AbbVie is a landmark achievement for Genmab. Both companies share a deep commitment to making a difference for patients, as well as a solid track record of innovation. The agreement put us on a path to accelerate, broaden and maximize the development of some of our promising bispecific antibody products, with the ultimate goal of bringing new potential medicines much faster to cancer patients. Genmab and AbbVie are equal partners, and we are working together to jointly make all strategy, development and

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Letter from the CEO

commercialization decisions for three Genmab bispecific antibody products — epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4 — as well as potential novel differentiated cancer therapies created under our discovery research collaboration.

Maturing and Expanding Pipeline

A key component of our collaboration with AbbVie is the development of epcoritamab. The first patient was treated with epcoritamab in 2018, and by the end of 2020 we announced the first Phase 3 study. At the beginning of 2021 the first patient was treated in the Phase 3 epcoritamab study and we announced the first Phase 3 study for tisotumab vedotin, our product candidate in development with Seagen. Based on the very favorable Phase 2 innovaTV 204 study results in metastatic cervical cancer, we anticipate, along with Seagen, filing our first Biologics License Application (BLA) for tisotumab vedotin in the first quarter of 2021.

In addition to these later-stage studies, our pipeline expanded in 2020 as we filed two INDs for HexaBody-CD38 and DuoBody-CD3x5T4. Subsequently, DuoBody-CD3x5T4 as well as DuoHexaBody-CD37 progressed into clinical development. We were also extremely pleased to present the first clinical data for DuoBody-PD-L1x4-1BB, one of our programs in development with BioNTech, at the Society for Immunotherapy of Cancer's (SITC) 35th Anniversary Annual Meeting.

Significant Evolution for Genmab Created Antibodies

In addition to the development of our own pipeline, there were great leaps forward with antibodies created by Genmab that are now being developed and marketed by other companies. Chief among these is DARZALEX® (daratumumab), developed and commercialized by Janssen. DARZALEX® has already revolutionized the treatment of multiple myeloma, and in 2020 it became the first and only subcutaneously administered CD38 antibody approved in the world. This route of administration significantly reduces treatment burden, as the fixed-dose injection is administered in approximately three to five minutes, offering patients a more convenient treatment experience.

An additional highly-anticipated approval in 2020 was that of subcutaneous (SubQ) ofatumumab, as Kesimpta®, in the U.S. for relapsing forms of multiple sclerosis (RMS). Kesimpta®, which is being developed and marketed by Novartis, is the first B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen, once monthly after starting therapy.

A third Genmab-created antibody was approved in 2020, with the U.S. Food and Drug Administration (U.S. FDA) approval of TEPEZZA® (teprotumumab), developed and commercialized by Horizon Therapeutics, for thyroid eye disease (TED). TEPEZZA® is the first and only U.S. FDA approved medicine for the treatment of TED, and it has had an incredibly successful launch, despite the impact of COVID-19.

It is also worth noting that Janssen submitted applications for approval for amivantamab in both the U.S. and in Europe in December. These are the first regulatory submissions for a product candidate that was created using Genmab's proprietary DuoBody® technology platform. Amivantamab is also the first DuoBody® to receive Breakthrough Therapy Designation (BTD) from the U.S. FDA. These events, in addition to the advancement

Our Broad Oncology Collaboration with AbbVie

On June 10, 2020, Genmab entered into a broad oncology collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4 and a discovery research collaboration for future differentiated antibody therapeutics for cancer. For epcoritamab, the companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will be the principal for net sales in the U.S. and Japan and receive tiered royalties on remaining global sales. For DuoHexaBody-CD37, DuoBody-CD3x5T4 and any product candidates developed as a result of the companies' discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan. For the discovery research collaboration, which combines proprietary antibodies from both companies along with Genmab's DuoBody® technology and AbbVie's payload and ADC technology, the companies will select and develop up to four additional differentiated next-generation antibody-based product candidates, potentially across both solid tumors and hematological malignancies. Genmab will conduct Phase 1 studies for these programs and AbbVie retains the right to opt-in to program development.

Under the terms of the agreement, Genmab received a USD 750 million upfront payment from AbbVie with the potential for Genmab to receive up to USD 3.15 billion in additional development, regulatory and sales milestone payments for all programs, as well as tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing sales, the parties share in pre-tax profits from the sale of products on a 50:50 basis. Included in these potential milestones are up to USD 1.15 billion in payments related to clinical development and commercial success across the three existing bispecific antibody programs. In addition, and also included in these potential milestones, if all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to USD 2.0 billion in option exercise and success-based milestones. Genmab and AbbVie split 50:50 the development costs related to epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4, while Genmab will be responsible for 100% of the costs for the discovery research programs up to opt-in.

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Letter from the CEO

DKK
161B
2020 year-end market cap

DKK
10,111M
2020 revenue
88% increase versus 2019

DKK
3,798M
2020 operating expenses
83% invested in R&D

DKK
16,079M
2020 year-end cash position

of epcoritamab into Phase 3, underscore the potential of our DuoBody® technology platform to create innovative and differentiated antibody therapeutics.

Genmab's Response to the COVID-19 Pandemic

The COVID-19 pandemic highlighted the importance of science-driven innovation to help solve the world's most pressing issues and revealed just how interconnected we are as a society. This interdependence reinforces how critically important it is for Genmab to operate with a laser-sharp focus in our response to this unprecedented pandemic.

Genmab continues to closely monitor developments related to the pandemic and follows recommendations from various authorities, including governments and global and local health agencies. Genmab established a COVID-19 response team, which I lead, that closely monitors the evolving situation, develops and implements precautionary measures to help limit the impact of COVID-19 at our workplace and on our communities and ensures business continuity.

Genmab is actively monitoring the potential impact on our key priorities and assessing the situation on an ongoing basis in close contact with clinical trial sites, physicians and contract research organizations (CROs) to evaluate the impact and challenges posed by the COVID-19 situation and manage them accordingly.

Delivering on Genmab's Commitment

I believe that 2020 was a turning point for Genmab, with events that turbocharged our evolution into a fully integrated biotech innovation powerhouse. This evolution will allow us to deliver on our commitment to patients and shareholders not only through successful partnered products, but with our own products that may revolutionize cancer treatment. None of our achievements—especially during this incredibly turbulent year—would be possible without our dedicated world-class team, the support of our Board of Directors, the patients who participate in our clinical trials, the investigators who help us trail blaze innovations and our shareholders who believe in our 2025 Vision. Thank you all for your continued support as we move into another exciting year.

Sincerely yours,



Jan van de Winkel, Ph.D.
President & Chief Executive Officer

14 2020 Annual Report / Management's Review / Letter from the CEO

Table of Contents Management’s Review Financial Statements Market Overview Oncology: A Critical and Growing Market Each year, millions of people are diagnosed with cancer, the second leading cause of death worldwide.1 One in six deaths is cancer-related. The time to transform how cancer is treated is now. What is Driving Change? Global innovation in oncology is rapidly accel-erating within an ever-evolving and progressing biopharmaceutical industry. An increase in the development and availability of monoclonal antibodies (MAbs) has fueled another wave of innovation, which includes multi-specific drugs that have the potential to reframe how we think about targeted therapies. This focus on specific molecular therapies, coupled with technological and diagnostic advancements, has provided important tools to offer greater promise of personalized therapies. In addition, continued commitment to data science, predictive analytics and translational medicine will help biotech companies like ours develop smarter, more effi-cacious cancer treatments. Through partnerships and collaborations with academia, pharma and other biotechs, we are seeking ways to accel-erate development of cancer therapies via robust clinical development programs and more efficient clinical trials that may rapidly provide activity signals and lead to breakthrough therapies that may reach patients. What is the Outlook? By 2040, the global burden of cancer is expected to grow to more than 27 million new cases and more than 16 million deaths due to the growth and aging of the population.2 Improved understanding and treatment of cancer, coupled with innovation and collaboration, will continue to have a meaningful and transforma-tive potential for patient outcomes. As science continues to unravel the interplay between cancer and anticancer immunity, increased investment in immuno-oncology research has yielded promising therapies poised to revolutionize cancer treatment. In addition, as competition for key oncology targets has intensified, develop-ment timelines have accelerated significantly, potentially opening up quicker paths to regulatory submissions and approvals, and eventually to patients who need new options. At Genmab, we believe in the power of antibody therapeutics to disrupt traditional approaches to treating cancer. In fact, MAbs have experi-enced explosive growth to become some of the most successful and widely used treatments in 1. https://www.who.int/health-topics/cancer#tab=tab_1 2. “Global Cancer Facts & Figures 4th Edition.” Global Cancer Facts & Figures, American Cancer Society, www.cancer.org/content/ dam/cancer-org/research/cancer-facts-and-statistics/global-cancer-facts-and-figures/global-cancer-facts-and-figures-4th-edition.pdf 15 2020 Annual Report / Management’s Review / Market Overview

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Market Overview

oncology, with bispecific antibodies specifically emerging as promising candidates for differentiated therapies.[3] Our pipeline's focus on these unique multi-specific antibody products places us in an excellent position to transform cancer treatment. Continued growth of antibody therapeutics in the coming years is expected to be a significant growth driver in the oncology market.

Genmab's Position in Oncology

Genmab is a biotechnology innovation powerhouse, pioneering the discovery, development and future commercialization of a new frontier of transformative antibody cancer medicines. Through our 22-year history, we have been unyielding in our efforts to better understand cancer and its impact on patients' lives. To do so, we have had a laser-sharp focus on harnessing the power of human antibodies to develop differentiated cancer therapeutics.

We turn our deep understanding of antibody biology into inventive technology platforms, including DuoBody® HexaBody®, DuoHexaBody®, and HexElect® that fuel a transformative pipeline. Through our data-driven translational approach, we are continuing to uncover more about novel cancer pathways, biomarkers and targets that drive our research forward to transform the future of cancer treatment.

Our strong pipeline includes a number of potentially best-in-class or first-in-class product candidates, including two products in Phase 3 clinical development for patients with high unmet medical needs. We are excited by the prospect of potentially launching two of our own product candidates in the coming years with a focus on the U.S. and Japan.

We also have a depth and breadth of experience forging effective partnerships to bring therapies to patients faster. Our successful track record of over 20 key partnerships include three Genmab-created and approved antibody therapeutics commercialized by our partners. Our innovation- and collaboration-based culture has always been part of our DNA and is a major factor of our overall success.

We do not take our responsibility to help more patients through science lightly. As we look to the future of cancer care, we are working to identify the best disease targets, discover unique best- or first-in-class antibodies and develop next-generation antibody product candidates. As we work toward our vision of becoming a fully integrated biotechnology company, we will continue to strive to improve the lives of patients with cancer.

What Markets do We Operate In?

Our global footprint includes our headquarters in Copenhagen and world-class research and development facilities in Utrecht, Princeton and Tokyo. We are also building commercialization excellence as we plan for the first Genmab-labeled medicine, focusing our efforts, initially, on two priority markets, the U.S. and Japan. Through science, innovation and drug discovery and development, we are determined to positively impact the lives of people with cancer throughout the world.



3. Research and Markets, "Bispecific Antibody Therapeutics Market (4th Edition), 2019-2030" published January 2020.

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2020 Achievements

Priority	Achieved	Targeted Milestone
Genmab proprietary* products	✓	— Tisotumab vedotin[1] — Phase 2 innovaTV 204 safety and efficacy analysis in recurrent/ metastatic cervical cancer and engage U.S. FDA for BLA submission subject to trial results
	†	— Tisotumab vedotin — data on other solid tumor types
	‡	— Enapotamab vedotin — data to support late-stage development
	✓	— Epcoritamab (DuoBody-CD3xCD20)[2] Phase 1/2 — decision on recommended Phase 2 dose and initiate expansion cohorts
	†	— HexaBody-DR5/DR5 Phase 1/2 — advance dose escalation
	✓	— DuoBody-PD-L1x4-1BB[3] Phase 1/2 — initiate expansion cohorts
	✓	— DuoBody-PD-L1x4-1BB initial data in H2 2020
	✓	— File INDs and/or CTAs for 2 new products
Daratumumab[4]	✓	— U.S. FDA and EMA decision on Phase 3 COLUMBA multiple myeloma SubQ submission
	✓	— sBLA and MAA Submission Phase 3 ANDROMEDA amyloidosis
	✓	— sBLA and MAA submission Phase 3 APOLLO multiple myeloma
Ofatumumab[5]	✓	— U.S. FDA decision on regulatory dossier submission in multiple sclerosis
Teprotumumab[6]	✓	— U.S. FDA decision on Phase 3 OPTIC active thyroid eye disease submission

* Certain product candidates in development with partners, as noted
† Now anticipated in 2021
‡ Announced on November 24, 2020 that development would not advance
1. 50:50 partnership w/ Seagen
2. 50:50 partnership w/ AbbVie
3. 50:50 partnership w/ BioNTech
4. In dev. by Janssen
5. In dev. by Novartis
6. In dev. by Horizon

Financial Performance

- Revenue was DKK 10,111 million in 2020 compared to DKK 5,366 million in 2019. The increase of DKK 4,745 million, or 88%, was primarily driven by the upfront payment from AbbVie pursuant to our new collaboration announced in June and higher DARZALEX® royalties.
- Operating expenses increased by DKK 1,070 million, or 39%, from DKK 2,728 million in 2019 to DKK 3,798 million in 2020 driven by the advancement of epcoritamab (DuoBody-CD3xCD20) and DuoBody-PD-L1x4-1BB, additional investments in our product pipeline and the increase in new employees to support the expansion of our product pipeline.
- Operating result was DKK 6,313 million in 2020 compared to DKK 2,638 million in 2019. The improvement of DKK 3,675 million, or 139%, was driven by higher revenue, which was partly offset by increased operating expenses.
- 2020 year-end cash position of DKK 16,079 million, an increase of DKK 5,108 million, or 47%, from DKK 10,971 million as of December 31, 2019.

17 2020 Annual Report / Management's Review / 2020 Achievements

Table of Contents Management’s Review Financial Statements Consolidated Key Figures (DKK million) 2016* 2017* 2018* 2019 2020 1 ,111 Income Statement Revenue Research and development expense General and administrative expense Operating expenses Operating result Net financial items Net result 1,816 (661) (102) (763) 1,053 77 1,187 2,365 (874) (147) (1,021) 1,344 (280) 1,104 3,025 (1,431) (214) (1,645) 1,380 232 1,472 5,366 (2,386) (342) (2,728) 2,638 221 2,166 10,111 (3,137) (661) (3,798) 6,313 (409) 4,758 2,365 1,816 Balance Sheet 2016 2017 2018 2019 2020 Cash position** Non-current assets Assets Shareholders’ equity Share capital 3,922 341 5,238 4,827 60 5,423 544 6,603 6,272 61 6,106 1,028 8,461 8,014 61 10,971 1,183 15,144 14,048 65 16,079 2,352 21,143 19,121 66 (DKK million) Cash Flow Statement Cash flow from operating activities Cash flow from investing activities Cash flow from financing activities Cash and cash equivalents Cash position increase Investments in intangible and tangible assets 328 (1,015) 91 307 429 (33) 1,589 (668) 215 1,348 1,501 (89) 1,015 (1,778) (71) 533 683 (478) 1,326 (1,983) 3,660 3,552 4,865 (111) 6,433 (2,351) 71 7,260 5,108 (307) 763 216 217 218 217 2 2 Financial Ratios Basic net result per share Diluted net result per share Year-end share market price Price/book value Shareholders’ equity per share Equity ratio Average number of employees (FTE)*** Number of employees (FTE) at year-end 19.83 19.22 1,173.00 14.67 79.98 92% 196 205 18.14 17.77 1,029.00 10.04 102.51 95% 235 257 24.03 23.73 1,067.50 8.19 130.32 95% 313 377 34.40 34.03 1,481.50 6.85 216.12 93% 471 548 73.00 72.21 2,463.00 8.50 289.71 90% 656 781 205 * Prior period amounts have not been adjusted under the modified retrospective method to adopt IFRS 16 as of Januar y 1, 2019. Further, 2017 and prior period amounts have not been adjusted under the modified retrospective method to adopt IFRS 15 as of Januar y 1, 2018, and in accordance with the transitional provisions of IFRS 9, comparative figures for 2017 and prior have not been restated. ** Cash, cash equivalents and marketable securities *** Full-time equivalent 9 18 2020 Annual Report / Management’s Review / Consolidated Key Figures FTE at Year End FTE 781 548 377 257 Operating Expenses 3,798 661 R&DG&A2,728 34 3,137 1,645 1,021 14 ,386 147 12 1,431 874 661 Revenue (DKK million) 5,366 3, 25

Table of Contents | Management's Review | Financial Statements

2021 Outlook

(DKK million)	2021 Guidance	2020 Actual Result
Revenue	6,800–7,500	10,111
Operating expenses	(5,500)–(5,800)	(3,798)
Operating result	1,000–2,000	6,313

Revenue

We expect our 2021 revenue to be in the range of DKK 6,800–7,500 million, compared to DKK 10,111 million in 2020. Our revenue in 2020 was significantly impacted by the AbbVie collaboration and included DKK 4,398 million related to the portion of the upfront payment that was allocated to the license grants and recognized as revenue in 2020.

Our projected revenue for 2021 primarily consists of DARZALEX® royalties of DKK 4,900–5,300 million. Such royalties are based on estimated DARZALEX® 2021 net sales of USD 5.2–5.6 billion compared to actual net sales in 2020 of approximately USD 4.2 billion. Janssen has started reducing its royalty payments to Genmab by what it claims to be Genmab's share of Janssen's royalty payments to Halozyme in connection with subcutaneous sales beginning in the second quarter of 2020. Given the ongoing arbitration, Genmab has reflected this as a reduction to estimated 2021 revenue. The remainder of our revenue consists of royalties from TEPEZZA® and Kesimpta®, reimbursement revenue, milestones for epcoritamab under our AbbVie collaboration, and other milestones.

Operating Expenses

We anticipate our 2021 operating expenses to be in the range of DKK 5,500–5,800 million, compared to DKK 3,798 million in 2020. The increase is driven by the advancement of our clinical programs, continued investment in research and development, as well as building our commercial organization and infrastructure.

Operating Result

We expect our operating result to be in the range of DKK 1,000–2,000 million in 2021, compared to DKK 6,313 million in 2020.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to, the achievement of certain milestones associated with our collaboration agreements; our ongoing binding arbitration of two matters under our license agreement with Janssen relating to daratumumab; the timing and variation of development activities (including activities carried out by our collaboration partners) and related income and costs; DARZALEX®, Kesimpta® and TEPEZZA® net sales and royalties paid to Genmab; and currency exchange rates (the 2021 guidance assumes a USD/DKK exchange rate of 6.0). The financial guidance assumes that no significant agreements are entered into during 2021 that could materially affect the results. Additionally, the COVID-19 pandemic could potentially materially adversely impact our business and financial performance, including our clinical trials, projected regulatory approval timelines, supply chain and revenues, and cause our actual results to differ materially from our 2021 Guidance and Key 2021 Priorities in this annual report.

The global outbreak of COVID-19 may have long-term impacts on the development, regulatory approval and commercialization of our product candidates and on net sales of our approved products by our collaboration partners. The longer the pandemic continues, the more severe the impacts described below will be on our business. The extent, length and consequences of the pandemic are uncertain and impossible to predict. Genmab has established a COVID-19 response team, led by the CEO, that closely monitors the evolving situation, develops and implements precautionary measures to help limit the impact of COVID-19 at our workplace and on our communities and ensures business continuity. Genmab is also actively monitoring the potential impact on our Key 2021 Priorities and assessing the situation on an ongoing basis in close contact with clinical trial sites, physicians and contract research organizations to evaluate the impact and challenges posed by the COVID-19 situation and manage them accordingly. The full extent and nature of the impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain as the situation continues to develop. The factors discussed above, as well as other factors which are currently unforeseeable, may result in further and other unforeseen material adverse impacts on our business and financial performance, including on the net sales of DARZALEX®, Kesimpta® and TEPEZZA®, by our partners and on our royalty and milestone revenue therefrom.

Key 2021 Priorities

Priority	Targeted Milestone
Bring our own medicines to patients	— Tisotumab vedotin[1] — U.S. FDA decision on BLA and progress to market — Tisotumab vedotin — JNDA submission in cervical cancer — Epcoritamab[2] — acceleration and maximization of development program by advancing expansion cohort and initiating additional Phase 3 trials
Build world-class differentiated product pipeline	— DuoBody-PD-L1x4-1BB[3] — expansion cohort data — DuoBody-CD40x4-1BB[3] — dose escalation data — Tisotumab vedotin — data in other tumor indication — Earlier-stage products — progress and expand innovative product pipeline
Become leading integrated innovation powerhouse	— Operational commercialization model in U.S. and Japan — Further strengthen solid financial foundation

1. 50:50 partnership w/ Seagen; 2. 50:50 partnership w/ AbbVie; 3. 50:50 partnership w/ BioNTech

19 2020 Annual Report / Management's Review / Key 2021 Priorities

Table of Contents | Management's Review | Financial Statements

Business Model

At Genmab we have built a profitable and successful biotech that creates value for all our stakeholders.

Our Strengths and Differentiators

World-class antibody biology knowledge and deep insight into disease targets

Discovery and development engine with proprietary technologies that allow us to build a world-class pipeline

In-house expertise with solid track record of building successful strategic partnerships

Robust pipeline of potential best-in-class and first-in-class therapies

Experienced, diverse management team

Building a Fully Integrated Biotech Powerhouse

Team
Flexible and adaptive infrastructure

Translational Research and Data Sciences
Key to accelerating development and ensuring the right therapies get to the right patients

Research
Track record of success and investing for tomorrow

Development
Scaling up capabilities to expand from early- to late-stage

Commercialization
Next step in our evolution

Enabling Functions: support growth and manage risk

Strong Financials
With growing recurring revenues and focused investment

Collaboration
Across ecosystem of pharma, biotech and academia to drive our business forward

The Value We Create for Stakeholders

Patients

230

ongoing clinical trials with Genmab-created antibodies

Investors

67%

increase in market capitalization in 2020

Our People

›220

number of new full-time jobs created in 2020; among 50 EU companies in Goldman Sachs Womenomics Index

Collaborations

8

DuoBody® products in clinical development by other companies

Our Purpose

To improve the lives of patients with cancer by creating and developing innovative and differentiated antibody products

Our Vision

By 2025, our own product has transformed cancer treatment, and we have a pipeline of knock-your-socks-off antibodies

Our Values

- Passion for innovation
- Determination — being the best at what we do
- Integrity — we do the right thing
- We work as one team and respect each other

Where We Operate

- Copenhagen, Denmark
- Utrecht, the Netherlands
- Princeton, United States
- Tokyo, Japan

Our Strategy

- Focus on core competence
- Turn science into medicine
- Build a profitable and successful biotech

20 2020 Annual Report / Management's Review / Business Model

Table of Contents | Management's Review | Financial Statements

Our Strategy

Business Strategy	Progress in 2020	Priorities for 2021	Link to Risk
Focus on core competence — Identify the best disease targets — Develop unique first-in-class or best-in-class antibodies — Develop next-generation technologies	— Epcoritamab[1] Phase 1/2 — decision on recommended Phase 2 dose and initiate expansion cohorts — DuoBody-PD-L1x4-1BB[2] Phase 1/2 — initiate expansion cohorts — DuoBody-PD-L1x4-1BB initial data in H2 2020 — File INDs and/or CTAs for 2 new products	— DuoBody-PD-L1x4-1BB — expansion cohort data — DuoBody-CD40x4-1BB — dose escalation data — Tisotumab vedotin — data in other tumor indication — Earlier-stage products — progress and expand innovative product pipeline	See "Risk related to Business" on pages 60–61
Turn science into medicine — Create differentiated antibody therapeutics with significant commercial potential	Daratumumab[3] — U.S. FDA and EMA decision on Phase 3 COLUMBA multiple myeloma SubQ submissions — sBLA and MAA Submission Phase 3 ANDROMEDA amyloidosis — sBLA and MAA submission Phase 3 APOLLO multiple myeloma Ofatumumab[4] — U.S. FDA decision on regulatory dossier submission in multiple sclerosis Teprotumumab[5] — U.S. FDA decision on Phase 3 OPTIC active thyroid eye disease submission	— Tisotumab vedotin — U.S. FDA decision on BLA and progress to market — Tisotumab vedotin — JNDA submission in cervical cancer — Epcoritamab — acceleration and maximization of development program by advancing expansion cohort and initiating additional Phase 3 trials	See "Risk related to Strategic collaborations" on page 61
Build a profitable and successful biotech — Maintain a flexible and capital-efficient model — Maximize relationships with partners — Retain ownership of select products	— Tisotumab vedotin[6] — Phase 2 innovaTV 204 safety and efficacy analysis in recurrent/metastatic cervical cancer and engage U.S. FDA for BLA submission subject to trial results — AbbVie collaboration — 8th year of profitability with recurring revenue growth and focused investment in pipeline and capabilities	— Operational commercialization model in U.S. and Japan — Further strengthen solid financial foundation	See "Risk related to Finances" on page 62

CSR Strategy

Genmab is committed to our business-driven CSR strategy, which focuses on four main areas: 1. Employee well-being, including health, safety and development 2. Ethics and compliance in relation to pre-clinical and clinical studies 3. Business ethics and transparency 4. Environment, including waste management and recycling	— Defined more focused, business-driven CSR strategy to steer our efforts. Commitment to three United Nations SDGs — Determining the key ESG-related activities and disclosures important to our business — Launched our first sustainability working group	— Continue to advance Genmab's CSR strategy and activities focused on four main areas — Further integrate ESG into our strategic planning and risk management processes, monitor ESG matters of relevance to our business operations and establish clear goals to measure our performance — Use SASB framework and follow its guidelines to disclose critical measurements	Please refer to the risks included in Genmab's 2020 CSR report.

1. 50:50 partnership w/ AbbVie; 2. 50:50 partnership w/ BioNTech; 3. In dev. by Janssen; 4. In dev. by Novartis; 5. In dev. by Horizon 6. 50:50 partnership w/ Seagen

21 2020 Annual Report / Management's Review / Our Strategy

Table of Contents Management’s Review Financial Statements Management’s Review Our Business Our world-class insight into antibody biology and disease targets, differentiated proprietary antibody technologies and strong collaborations position us well to create novel first-in-class or best-in-class therapeutic candidates. Our Business 23 Research and Development Capabilities Antibody Discover y and Development Product Pipeline Antibody Technologies Risk Management Financial Review Shareholders and Share Information 24 25 52 59 63 69 22 2020 Annual Report / Management’s Review / Our Business

Table of Contents Management’s Review Financial Statements Research and Development Capabilities At Genmab, we are inspired by nature and understand how antibodies work. We are deeply knowledgeable about antibody biology and our scientists exploit this expertise to create and develop differentiated antibody product candidates. We are also transforming ourselves by building on our world-class research in antibodies to expand our capabilities beyond the lab. We have expanded our scientific focus to use data science and artificial intelligence to discover new targets and biomarkers and bolster our in-depth translational medicine laboratory capabilities. All of this is in an effort to get the right antibody product to the right patient at the right dose. Genmab opened its new U.S. facility in 2020. In addition, Genmab opened its new U.S. facility in 2020. This new space, which was modeled on the open and collaborative spirit of the R&D Center in Utrecht, includes both offices and laboratories. The opening of the Princeton translational research laboratories allows Genmab to expand its translational pre-clinical and clinical drug development research expertise and is part of the strategic growth of the company. We utilize a sophisticated and highly automated process to efficiently generate, select, produce and evaluate human antibody product candidates. Genmab’s discovery and pre-clinical research is conducted at its Research and Development Center in one of the first BREEAM Excellent laboratory buildings. We utilize a sophisticated and highly automated process to efficiently generate, select, produce and evaluate human antibody product candidates. Our research and development teams have established a fully integrated R&D enterprise and streamlined process to coordinate the activities of product discovery, pre-clinical testing, manufacturing, clinical trial design and execution and regu-latory submissions across Genmab’s international operations. Genmab’s discovery and pre-clinical research is conducted at its Research and Development Center in Utrecht, the Netherlands. The building is one of the first BREEAM (Building Research Establishment Environmental Assessment Method) Excellent laboratory buildings in the Netherlands. The R&D Center houses state-of-the-art laboratories including an advanced robotics lab, a modern auditorium, science café and innovative brainstorm and meeting rooms. Located in close proximity to other life science companies and a world-class university, this space provides a bright, open and collaborative atmosphere to enable the Genmab team to continue to innovate and find new ways to help cancer patients. In order to accommodate Genmab’s growth, we also signed an agreement to occupy the first and second floors of the new “Accelerator” building, a multi-tenant building that will be connected directly to the R&D Center and that will be built to achieve the same BREEAM Excellent high sustainability standard. Completion of this building, which will contain both offices and laboratories, is expected in early 2022. Our antibody expertise has also enabled us to create our cutting-edge technology platforms: DuoBody®, HexaBody®, DuoHexaBody® and HexElect®. Through our expertise in antibody drug development, we pioneer technologies that allow us to create differentiated and poten-tially first-in-class or best-in-class antibody products with the capacity for improving patients’ lives. Our antibody expertise has also enabled us to create our cutting edge technology platforms: DuoBody®, HexaBody®, DuoHexaBody® and HexElect®. 23 2020 Annual Report / Management’s Review / Our Business / Research and Development Capabilities

Table of Contents Management’s Review Financial Statements Antibody Discovery and Development Target discovery, antibody identification and purification We are experts in antibody discovery and development. Our appreciation for, and understanding of, the power of the human immune system gives us a unique perspective on how to respond to the constant challenges of oncology drug development. Analyze clinical trials and apply for marketing approval with regulatory authorities Antibody format research to maximize safety and efficacy 1 2 12 Phase 2/3 development to explore efficacy Biochemical analysis 11 3 Investigate efficacy and mechanism of action in laboratory tests (in vitro) Phase 1/2 development to explore safety and preliminary efficacy 10 4 5 9 Submission of protocol to regulatory authorities to start clinical trials Screen for efficacy in animal models (in vivo) 6 8 7 Test antibody binding to human and animal tissue and conduct pre-clinical toxicity experiments Antibody production for clinical development Biomarker and translational research 24 2020 Annual Report / Management’s Review / Our Business / Antibody Discovery and Development y s

Table of Contents Management’s Review Financial Statements Product Pipeline At the end of 2020, Genmab’s proprietary pipeline of product candidates, where Genmab owns at least 50% of the program, consisted of seven clinical-stage antibodies*. Combined with product candidates being developed by other companies that were either created by Genmab or that incorporate Genmab’s innovation, our pipeline consists of over 20 antibodies in clinical development, including three approved products. In addition to the antibodies in clinical development, Genmab’s pipeline includes around 20 in-house and partnered pre-clinical programs. Approved Medicines Created by Genmab DARZALEX®/ DARZALEX FASPRO® (daratumumab/ daratumumab and hyaluronidase-fihj, Janssen) Kesimpta® (ofatumumab, Novartis) TEPEZZA® (teprotumumab, Horizon) Proprietary Products in Development Tisotumab vedotin Epcoritamab DuoBody-PD-L1x4-1BB DuoBody-CD40x4-1BB HexaBody-DR5/DR5 DuoHexaBody-CD37 DuoBody-CD3x5T4 Programs Incorporating Genmab’s Innovation Amivantamab ( Janssen) Teclistamab ( Janssen) Mim8 (Novo Nordisk) Camidanlumab tesirine (ADC Therapeutics) PRV-015 (Provention Bio) HuMax-IL8 (BMS) Talquetamab ( Janssen) JNJ-70218902 ( Janssen) JNJ-63709178 ( Janssen) JNJ-67571244 ( Janssen) JNJ-63898081 ( Janssen) Lu AF82422 (Lundbeck) Pre-clinical Programs (≥50% Genmab ownership) An over view of the development status of each of our clinical-stage product candidates is provided in the following sections. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen stock exchange. Additional information is available on Genmab’s website, www.genmab.com. *On November 24, 2020, Genmab announced that it would not advance the development of the clinical-stage antibody drug conjugate, enapotamab vedotin. While enapotamab vedotin showed some evidence of clinical activity, this was not optimized by different dose schedules and/or predictive biomarkers. Accordingly, the data from the expansion cohorts did not meet Genmab’s stringent criteria for proof-of-concept. 25 2020 Annual Report / Management’s Review / Our Business / Product Pipeline

Table of Contents | Management's Review | Financial Statements

Product Pipeline

Approved Medicines Created by Genmab[1]

Product	Target	Developed By	Disease Indications	Most Advanced Development Phase
DARZALEX (daratumumab) and **DARZALEX *FASPRO*** (daratumumab and hyaluronidase-fihj)	CD38	Janssen (tiered royalties to Genmab on net global sales)	Multiple myeloma[2]	Approved
Daratumumab			AL Amyloidosis	3
			Non-MM blood cancers	2
Kesimpta (ofatumumab)	CD20	Novartis (royalties to Genmab on net global sales)	Relapsing multiple sclerosis[2]	Approved
TEPEZZA (teprotumumab-trbw)	IGF-1R	Horizon Therapeutics (under sublicense from Roche, royalties to Genmab on net global sales)	Thyroid eye disease[2]	Approved
Teprotumumab			Diffuse cutaneous systemic sclerosis	1

1. Products developed and marketed by others incorporating Genmab technology and innovation
2. See local country prescribing information for precise indications

Proprietary[3] Products in Development

Product	Target	Developed By	Disease Indications	Most Advanced Development Phase
Epcoritamab (DuoBody-CD3xCD20)	CD3, CD20	50:50 Genmab/AbbVie	Relapsed/refractory DLBCL	3
			Hematological malignancies	2
			B-cell NHL (combo)	1
			Relapsed/refractory CLL	1
Tisotumab vedotin	TF	50:50 Genmab/Seagen	Cervical cancer	2
			Ovarian cancer	2
			Solid tumors	2
DuoBody-PD-L1x4-1BB (GEN1046)	PD-L1, 4-1BB	50:50 Genmab/BioNTech	Solid tumors	1/2
DuoBody-CD40x4-1BB (GEN1042)	CD40, 4-1BB	50:50 Genmab/BioNTech	Solid tumors	1
HexaBody-DR5/DR5 (GEN1029)	DR5	Genmab	Solid tumors	1
DuoHexaBody-CD37 (GEN3009)	CD37	50:50 Genmab/AbbVie	Hematologic malignancies	1
DuoBody-CD3x5T4 (GEN1044)	CD3, 5T4	50:50 Genmab/AbbVie	Solid tumors	1
IND/CTAs in 2020 HexaBody-CD38 (GEN3014)[4]		Genmab	Hematologic malignancies	Pre-clinical

3. Certain product candidates in development with partners, as noted
4. Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen

26 2020 Annual Report / Management's Review / Our Business / Product Pipeline

Table of Contents | Management's Review | Financial Statements

Product Pipeline

Programs Incorporating Genmab's Innovation[5]

Product	Target	Developed By	Disease Indications	Most Advanced Development Phase (Pre-clinical / 1 / 1/2 / 2 / 3 / Approved)
Amivantamab (JNJ-61186372)	EGFR, cMet	Janssen	Non-small-cell lung cancer (NSCLC)	3 – BLA and MAA filed
Teclistamab (JNJ-64007957)	BCMA, CD3	Janssen	Relapsed or refractory MM	2
Mim8	FIX(a), FX	Novo Nordisk	Healthy volunteers and hemophilia A	2
PRV-015 (AMG 714)	IL-15	Provention Bio	Celiac disease	2
Camidanlumab tesirine (ADCT-301)	CD25	ADC Therapeutics	Relapsed /Refractory Hodgkin lymphoma	2
			Solid tumors	1
HuMax-IL8	IL8	BMS	Advanced cancers	1
Talquetamab (JNJ-64407564)	GPRC5D, CD3	Janssen	Relapsed or refractory MM	1
JNJ-70218902	Undisclosed	Janssen	Solid tumors	1
JNJ-63709178	CD123, CD3	Janssen	Acute Myeloid Leukemia (AML)	1
JNJ-67571244	CD33, CD3	Janssen	Relapsed or refractory AML or MDS	1
JNJ-63898081	PSMA, CD3	Janssen	Solid tumors	1
Lu AF82422	alpha-Synuclein	Lundbeck	Parkinson's disease	1

5 Products under development by a third-party incorporating Genmab technology and innovation

27 2020 Annual Report / Management's Review / Our Business / Product Pipeline

Table of Contents Management’s Review Financial Statements Approved Medicines Created by Genmab Products developed and marketed by others incorporating Genmab technology and innovation 28 2020 Annual Report / Management’s Review / Our Business / Product Pipeline

Table of Contents Management’s Review Financial Statements Approved Medicines Created by Genmab DARZALEX® (daratumumab) Redefining the Treatment of Multiple Myeloma • First-in-class human CD38 monoclonal antibody • Intravenous (IV) formulation approved in combination with other therapies for frontline and for relapsed/refractory multiple myeloma in territories including the U.S., Europe and Japan and as monotherapy for heavily pretreated or double-refractory multiple myeloma in territories including the U.S. and Europe • First and only SubQ CD38-directed antibody approved in the U.S. and Europe for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO® (daratumumab and hyaluronidase-fihj) in the U.S. • Developed by Janssen under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab • 2020 net sales of DARZALEX® by Janssen were USD 4,190 million DARZALEX® (daratumumab) is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by light-chain (AL) amyloidosis plasma cells. Daratumumab triggers a person’s own immune system to attack the cancer cells, resulting in rapid tumor cell death through multiple immune-mediated mecha-nisms of action and through immunomodulatory effects, in addition to direct tumor cell death, via apoptosis (programmed cell death). Genmab used technology licensed from Medarex to generate the CD38 antibody forming part of daratumumab. Daratumumab is being developed by Janssen under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab (see Daratumumab Collaboration with Janssen Biotech, Inc. section for more information). DARZALEX® (daratumumab) intravenous infusion and DARZALEX® SubQ administration (daratumumab and hyaluronidase-fihj) are approved in certain territories for the treatment of adult patients with certain multiple myeloma indications as indicated on the following page. 29 2020 Annual Report / Management’s Review / Our Business / Product Pipeline

Table of Contents | Management's Review | Financial Statements

Approved Medicines Created by Genmab

As of December 31, 2020, DARZALEX® (daratumumab) is indicated for the treatment of adult patients:

Jurisdiction	Approval	Key Underlying Clinical Trial(s)
United States: IV infusion		
Relapsed/Refractory MM		
November 2015	Monotherapy for patients who have received at least three prior lines of therapy, including a PI and an immunomodulatory agent, or who are double refractory to a PI and an immunomodulatory agent	SIRIUS (MMY2002)
November 2016	In combination with Rd or Vd, for patients who have received at least one prior therapy	CASTOR (MMY3004); POLLUX (MMY3003)
June 2017	In combination with Pd for patients who have received at least two prior therapies, including lenalidomide and a PI	EQUULEUS (MMY1001)
August 2020	In combination with Kd for patients with RRMM who have received one to three previous lines of therapy	CANDOR EQUULEUS (MMY1001)
Frontline MM		
May 2018	In combination with VMP for newly diagnosed patients who are ineligible for ASCT	ALCYONE (MMY3007)
June 2019	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	MAIA (MMY3008)
September 2019	In combination with VTd for newly diagnosed patients who are eligible for ASCT	CASSIOPEIA (MMY3006)
Split Dosing Regimen		
February 2019	Option to split first infusion over two consecutive days	EQUULEUS (MMY1001)
European Union: IV infusion or SubQ administration		
Relapsed/Refractory MM		
IV: April 2016 SubQ: June 2020	Monotherapy for patients whose prior therapy included a PI and an immunomodulatory agent and who have demonstrated disease progression on the last therapy	IV: SIRIUS (MMY2002) SubQ: COLUMBA/PLEIADES
IV: February 2017 SubQ: June 2020	In combination with Rd or Vd for patients who have received at least one prior therapy	IV: CASTOR (MMY3004); POLLUX (MMY3003) SubQ: COLUMBA/PLEIADES
Frontline MM		
IV: July 2018 SubQ: June 2020	In combination with VMP for newly diagnosed patients who are ineligible for ASCT	IV: ALCYONE (MMY3007) SubQ: COLUMBA/PLEIADES
IV: November 2019 SubQ: June 2020	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	IV: MAIA (MMY3008) SubQ: COLUMBA/PLEIADES
IV: January 2020 SubQ: June 2020	In combination with VTd for newly diagnosed patients who are eligible for ASCT	IV: CASSIOPEIA (MMY3006) SubQ: COLUMBA/PLEIADES

Jurisdiction	Approval	Key Underlying Clinical Trial(s)
Split Dosing Regimen		
December 2018	Option to split first infusion over two consecutive days	EQUULEUS (MMY1001)
Japan: IV Infusion		
Relapsed/Refractory MM		
September 2017	In combination with Rd or Vd	CASTOR (MMY3004); POLLUX (MMY3003)
November 2020	In combination with Kd for patients with RRMM who have received one to three previous lines of therapy	CANDOR
Frontline MM		
August 2019	In combination with VMP for newly diagnosed patients ineligible for ASCT	ALCYONE (MMY3007)
December 2019	In combination with Rd for newly diagnosed patients who are ineligible for ASCT	MAIA (MMY3008)

As of December 31, 2020, DARZALEX *FASPRO*® (daratumumab and hyaluronidase-fihj) SubQ administration is indicated for the treatment of adult patients in the U.S.:

	Approval	Key Underlying Clinical Trial(s)
United States: SubQ administration		
Relapsed/Refractory MM		
May 2020	In combination with Rd or Vd, for patients who have received at least one prior therapy Monotherapy for patients who have received at least three prior lines of therapy, including a PI and an immunomodulatory agent, or who are double refractory to a PI and an immunomodulatory agent	COLUMBA/PLEIADES
Frontline MM		
May 2020	In combination with VMP for newly diagnosed patients who are ineligible for ASCT In combination with Rd for newly diagnosed patients who are ineligible for ASCT	COLUMBA/PLEIADES

PI = proteasome inhibitor; Rd = lenalidomide and dexamethasone; Vd = bortezomib and dexamethasone; VMP = bortezomib, melphalan and prednisone; VTd = bortezomib, thalidomide and dexamethasone; ASCT = autologous stem cell transplant; Pd = pomalidomide and dexamethasone; Kd = carfilzomib and dexamethasone

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Approved Medicines Created by Genmab

About Multiple Myeloma

Blood Cancer

A blood cancer that occurs when malignant plasma cells grow uncontrollably in bone marrow and for which there is no cure at present


53.9%
5-year survival rate in the U.S.[1]

32,270

people estimated newly diagnosed and 12,830 estimated to have died from multiple myeloma in the U.S. in 2020[2]

176,404

people estimated diagnosed and 117,077 estimated to have died from multiple myeloma worldwide in 2020[3]

About Amyloidosis

Rare

A very rare disease caused by the buildup of an abnormal protein called amyloid, which is made by plasma cells, in the tissues or organs


12–15%
of multiple myeloma patients develop light chain (AL) amyloidosis[4]

4,000

approximate number of new cases diagnosed annually, making AL amyloidosis the most common type of amyloidosis in the U.S.[5]

1. Surveillance, Epidemiology and End Results Program (SEER). Cancer Stat Facts: Myeloma. Available at http://seer.cancer.gov/statfacts/html/mulmy.html. Accessed December 2020.
2. American Cancer Society. Available at https://www.cancer.org/cancer/multiple-myeloma/about/key-statistics.html Accessed December 2020.
3. World Health Organization. Available at https://gco.iarc.fr/today/data/factsheets/cancers/35-Multiple-myeloma-fact-sheet.pdf Accessed December 2020.
4. Cancer.Net Guide to Amyloidosis. https://www.cancer.net/cancer-types/amyloidosis/risk-factors Accessed December 2020.
5. Cancer.net https://www.cancer.net/cancer-types/amyloidosis/statistics Accessed December 2020.

A comprehensive clinical development program for daratumumab is ongoing, including studies in AL amyloidosis and smoldering, maintenance and frontline multiple myeloma settings. Daratumumab has received two BTDs from the U.S. FDA for certain indications of multiple myeloma, including as a monotherapy for heavily pretreated multiple myeloma and in combination with certain other therapies for second-line treatment of multiple myeloma.

Safety Information for DARZALEX®

The warnings and precautions for DARZALEX® (daratumumab) include infusion reactions, interference with serological testing and interference with determination of complete response. The most frequently reported adverse reactions (incidence ≥20%) in clinical trials were: infusion reactions, neutropenia, thrombocytopenia, fatigue, nausea, diarrhea, constipation, vomiting, muscle spasms, arthralgia, back pain, pyrexia, chills, dizziness, insomnia, cough, dyspnea, peripheral edema, peripheral sensory neuropathy and upper respiratory tract infection.

Safety Information for DARZALEX *FASPRO®*

The warnings and precautions for DARZALEX *FASPRO®* (daratumumab and hyaluronidase-fihj) include hypersensitivity and other administration reactions, neutropenia, thrombocytopenia, embryo-fetal toxicity and interference with cross-matching and red blood cell antibody screening. The most frequently reported adverse reaction (incidence ≥20%) in clinical trials with DARZALEX *FASPRO®* monotherapy was upper respiratory tracts infection.

31 2020 Annual Report / Management's Review / Our Business / Product Pipeline

Table of Contents Management’s Review Financial Statements Approved Medicines Created by Genmab Please consult the full U.S. Prescribing Information and the full European Summary of Product Characteristics for DARZALEX® (daratumumab) and the full U.S. Prescribing Information for DARZALEX FASPRO® (daratumumab and hyaluronidase-fihj) for all the labeled safety information. • October: Genmab announced that at a pre-planned interim analysis, the second part of the Phase 3 CASSIOPEIA study (NCT02541383) of daratumumab as maintenance treatment for patients with newly diagnosed multiple myeloma eligible for autologous stem cell transplant (ASCT), met the primary endpoint of progression-free survival (PFS) (Hazard Ratio (HR) = 0.53 (95% CI 0.42–0.68), p < 0.0001), resulting in a 47% reduction in the risk of progression or death in patients treated with daratumumab. The safety profile observed in this study was consistent with the known safety profile of daratumumab, and no new safety signals were observed. • June: The European Commission (EC) granted marketing authorization for the SubQ formulation of DARZALEX® (daratumumab and hyaluronidase-fihj) for the treatment of adult patients with multiple myeloma in all currently approved daratumumab IV formulation indications in frontline and relapsed/ refractory settings. • May: The U.S. FDA approved the use of the SubQ formulation Fourth Quarter Updates • November: Janssen submitted regulatory applications to the U.S. FDA, the European Medicines Agency (EMA) and the Ministry of Health, Labour and Welfare (MHLW) in Japan seeking approval of the daratumumab SubQ formulation, known as DARZALEX FASPRO® (daratumumab and hyaluronidase-fihj) in the U.S. and as DARZALEX® SC in the EU, in combination with cyclophosphamide, and dexamethasone (VCd) for the treatment of adult patients newly diagnosed with AL amyloidosis. The U.S. FDA is reviewing the sBLA for this indication under their Real-Time Oncology Review (RTOR) pilot program and Project Orbis. The submissions were based on positive topline data from the Phase 3 ANDROMEDA (NCT03201965) study, which were announced in May 2020. • November: Janssen submitted regulatory applications to the U.S. FDA and EMA seeking approval of the daratumumab SubQ formulation, known as DARZALEX FASPRO® (daratumumab and hyaluronidase-fihj) in the U.S. and as DARZALEX® SC in the EU, with pomalidomide and dexamethasone (Pd) for the treatment of patients with relapsed or refractory multiple myeloma who have received at least one prior line of therapy. The submissions were based on positive results from the Phase 3 APOLLO study (NCT03180736), which were announced in July 2020. of daratumumab, known in the U.S. as DARZALEX FASPRO ® (daratumumab and hyaluronidase-fihj), for the treatment of adult patients with multiple myeloma in certain indications as noted in the previous table. • April: Janssen submitted a New Drug Application (NDA) to the MHLW in Japan for the SubQ formulation of daratumumab. • January: The EC granted marketing authorization for DARZALEX® (daratumumab) in combination with bortezomib, thalidomide and dexamethasone (VTd) for the treatment of adult patients with newly diagnosed multiple myeloma who are eligible for ASCT. The approval was supported by data from the first part of the Phase 3 CASSIOPEIA (NCT02541383) study. Updates from First Quarter to Third Quarter • September: Genmab commenced binding arbitration of two matters arising under the license agreement with Janssen relating to daratumumab. • August: The U.S. FDA approved the use of DARZALEX® (daratumumab) in combination with carfilzomib and dexamethasone (Kd) for the treatment of adult patients with relapsed/refractory multiple myeloma who have received one to three previous lines of therapy. The approval was based on the Phase 3 CANDOR study (NCT03158688), which was sponsored by Amgen. In November 2020 the MHLW in Japan also approved daratumumab in this indication. In addition to the submissions by Janssen, in February 2020 Amgen submitted an application for approval in Europe based on CANDOR. • June: Janssen submitted a regulatory application in China for daratumumab in combination with bortezomib and dexamethasone (Vd) adult patients with relapsed or refractory multiple myeloma, based on the Phase 3 LEPUS (NCT03234972) study. 32 2020 Annual Report / Management’s Review / Our Business / Product Pipeline

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Approved Medicines Created by Genmab

Daratumumab Development Covering all Stages of Multiple Myeloma and Beyond — Key Ongoing* Trials

Disease	Therapy	Development Phase (Pre-clinical / 1 / 1/2 / 2 / 3)
High Risk Smoldering MM	Subcutaneous	✓ AQUILA (Phase 3)
	Monotherapy	✓ CENTAURUS (Phase 2)
Frontline (Transplant and Nontransplant) MM	Dara + VRd[1]	✓ CEPHEUS (Phase 3)
	Dara + VMP (Asia Pacific)[1]	✓ OCTANS (Phase 3)
	Dara + VRd[2]	✓ PERSEUS (Phase 3)
	Dara + R (maintenance)[2]	AURIGA (Phase 3)
Relapsed or Refractory MM	Dara + combinations	NINLARO® (Ph 2), Venclexta® (Ph 2, Selinexor (Ph 1/2)
	Dara + I.O. (PD1 and PDL 1)	Opdivo® (Ph 1/2) Tecentriq® (Ph 1)
ALL	Dara + SoC chemo	DELPHINUS (Phase 2)

V = Velcade®; MP = melphalan-prednisone; d = dexamethasone; R = Revlimid®

✓ Fully recruited

*Does not include trials that may still be ongoing but have clinical data with published results and/or are the basis for an existing approval

1. Nontransplant

2. Transplant

Daratumumab Collaboration with Janssen Biotech, Inc.

In 2012, Genmab and Janssen Biotech, Inc., one of the Janssen Pharmaceutical Companies of Johnson & Johnson, entered a global license and development agreement for daratumumab. Genmab received an upfront license fee of USD 55 million, and Johnson & Johnson Development Corporation (JJDC) invested USD 80 million to subscribe for 5.4 million new Genmab shares. Genmab could also be entitled to up to USD 1,015 million in development, regulatory and sales milestones, in addition to tiered double digit royalties between 12% and 20%. To date Genmab has recorded USD 850 million in milestone payments from Janssen and could be entitled to receive up to USD 165 million in further payments if certain additional milestones are met. The following royalty tiers apply for net sales in a calendar year: 12% on net sales up to and including USD 750 million; 13% on net sales above USD 750 million and up to and including USD 1.5 billion; 16% on net sales above USD 1.5 billion and up to and including USD 2.0 billion; 18% on net sales above USD 2.0 billion and up to and including USD 3.0 billion; and 20% on net sales exceeding USD 3.0 billion. Janssen is fully responsible for developing and commercializing daratumumab and all costs associated therewith. In September 2020, Genmab commenced binding arbitration of two matters arising under the license agreement with Janssen relating to daratumumab. The arbitration is to settle whether Genmab is required to share in Janssen's royalty payments to Halozyme Therapeutics, Inc., for the Halozyme enzyme technology used in the subcutaneous formulation of daratumumab and whether Janssen's obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering daratumumab. Please refer to "Legal Matter—Janssen Binding Arbitration" on page 128.

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Approved Medicines Created by Genmab

Kesimpta®

(ofatumumab)

Approved in RMS in the U.S.

- Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab
- Approved by the U.S. FDA for treatment of relapsing forms of multiple sclerosis (RMS) in adults
- First B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen

Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of ofatumumab. A SubQ formulation of ofatumumab was investigated in two Phase 3 ASCLEPIOS clinical studies in RMS. The studies compared the efficacy and safety of SubQ ofatumumab versus teriflunomide in patients with RMS and were comprised of approximately 900 patients each. Based on these studies, and data from the Phase 2 APLIOS study, which evaluated the bioequivalence of SubQ administration of ofatumumab via pre-filled syringe in August 2020, Kesimpta® (ofatumumab) was approved by the U.S. FDA for the treatment of RMS in adults. Kesimpta® is the first B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen, once monthly after starting therapy. Additional studies with RMS patients are ongoing. Ofatumumab in RMS is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis Pharma AG. (See Ofatumumab Collaboration with Novartis Pharma AG section for more information.)


Kesimpta®
(ofatumumab)
Injection
20 mg/0.4 mL
REFRIGERATE
Kesimpta®
(ofatumumab)
Injection
20 mg/0.4 mL
Sensoready® Pen

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About Multiple Sclerosis

Chronic

Chronic disorder of the central nervous system that disrupts the normal functioning of the brain, optic nerves and spinal cord through inflammation and tissue loss


85%
of MS cases are relapsing remitting multiple sclerosis (RRMS), characterized by unpredictable recurrent attacks[1]

2.3M

people affected worldwide[1]

1. Healthline https://www.healthline.com/health/multiple-sclerosis/facts-statistics-infographic. Updated August 2020.

Ofatumumab Collaboration with Novartis Pharma AG (Novartis)

Genmab and GlaxoSmithKline (GSK) entered a co-development and collaboration agreement for ofatumumab in 2006. The full rights to ofatumumab were transferred from GSK to Novartis in 2015. Novartis is now fully responsible for the development and commercialization of ofatumumab in all potential indications, including autoimmune diseases. Genmab is entitled to a 10% royalty payment of net sales for non-cancer treatments. In 2020 subcutaneous ofatumumab was approved by the U.S. FDA, as Kesimpta®, for the treatment of RMS in adults. Ofatumumab was also previously approved as Arzerra® for certain chronic lymphocytic leukemia (CLL) indications. In 2019, the marketing authorization for Arzerra® was withdrawn in the EU and several other territories. In August 2020, Genmab announced that Novartis planned to transition Arzerra® to an oncology access program for CLL patients in the U.S. Genmab recognized USD 30 million lump sum from Novartis as payment for lost potential royalties. Ofatumumab is no longer in development for CLL.

Please consult the full **U.S. Prescribing Information** for all the labeled safety information for Kesimpta®.

Updates from First Quarter to Third Quarter

- **August:** The U.S. FDA approved the use of Kesimpta® (ofatumumab) injection for subcutaneous use, for the treatment of RMS in adults, to include clinically isolated syndrome, relapsing-remitting disease and active secondary progressive disease. In February 2020 the sBLA submitted by Novartis was accepted by the U.S. FDA with Priority Review, and at the end of January 2020 a Marketing Authorization Application (MAA) was accepted by the EMA. In July 2020 Novartis submitted an application for approval in this indication in Japan. The submissions were based on data from the Phase 3 ASCLEPIOS I and II (NCT02792218 and NCT02792231) and the Phase 2 APLIOS (NCT03560739) studies. The filing in Japan was also based on the Phase 2 COMB157G1301 (NCT03249714) study.
- **May:** Data from the Phase 3 ASCLEPIOS I and II studies and the Phase 2 APLIOS study were presented virtually at the 6th Congress of the European Academy of Neurology (EAN). Data from the ASCLEPIOS studies were also published in the August 6, 2020 issue of *The New England Journal of Medicine*. Updated data was subsequently presented at the 8th Joint Americas/European Committees for Treatment and Research in Multiple Sclerosis (ACTRIMS–ECTRIMS) Meeting in September 2020.
- **February:** Positive data from the Phase 2 APLIOS study, which evaluated the bioequivalence of SubQ administration of ofatumumab via pre-filled syringe, as used in the Phase 3 ASCLEPIOS I and II studies, and an autoinjector pen in patients with RMS, was presented at the Americas Committee for Treatment and Research in Multiple Sclerosis (ACTRIMS) Forum in Florida.

35 2020 Annual Report / Management's Review / Our Business / Product Pipeline

Table of Contents Management’s Review Financial Statements Approved Medicines Created by Genmab TEPEZZA® (teprotumumab) First U.S. FDA-approved Medicine for the Treatment of TED • Developed and manufactured by Horizon Therapeutics, plc (Horizon) for thyroid eye disease (TED) • First and only U.S. FDA-approved medicine for the treatment of TED • Also being explored in diffuse cutaneous systemic sclerosis (dcSSC) Teprotumumab, approved by the U.S. FDA in January 2020 under the trade name TEPEZZA®, is a human monoclonal antibody that targets the Insulin-like Growth Factor-1 Receptor (IGF-1R), a well-validated target. Genmab used technology licensed from Medarex to generate the IGF-1R antibody forming part of teprotu-mumab. TEPEZZA® is being developed and is commercialized by Horizon. The antibody was created by Genmab under a collaboration with Roche and development and commercializa-tion of the product is now being conducted by Horizon under a license from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on sales of TEPEZZA®. Please consult the full U.S. Prescribing Information for all the labeled safety information for TEPEZZA®. Updates from First Quarter to Third Quarter • July: A Phase 1 study (NCT04478994) to explore teprotumumab for patients with dcSSC was published on www.clinicaltrials.gov. • January: The U.S. FDA approved TEPEZZA® for the treatment of TED. 36 2020 Annual Report / Management’s Review / Our Business / Product Pipeline

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Management's Review
Financial Statements

Approved Medicines Created by Genmab

About TED

Rare, progressive and vision-threatening autoimmune disease[1]

Associated with thyroid disease, affecting the ocular and orbital tissues[1]


50%
Misalignment of the eyes (strabismus) and double vision (diplopia) are reported in about 50% of people with TED[2]

Annual incidence is approximately

3 out of 100,000

men and

16 out of 100,000

women[3]

1. Barrio-Barrio J, et al. Graves' Ophthalmopathy: VISA versus EUGOGO Classification, Assessment, and Management. Journal of Ophthalmopathy. 2015;2015:1-16.
2. Horizon Therapeutics, Understanding Thyroid Eye Disease (TED), https://www.horizontherapeutics.com/PDFs/TED_fact_sheet.pdf, Accessed February 2020.
3. Bahn RS. Graves' ophthalmopathy. N Engl J Med. 2010;362:726-738.

37 2020 Annual Report / Management's Review / Our Business / Product Pipeline

Table of Contents Management’s Review Financial Statements Proprietary Products in Development Product candidates where Genmab has ≥50% ownership. 38 2020 Annual Report / Management’s Review / Our Business / Product Pipeline

Table of Contents Management’s Review Financial Statements Proprietary Products in Development Tisotumab vedotin A Next-generation Therapeutic • An investigational antibody-drug conjugate (ADC) directed to tissue factor (TF), a protein highly prevalent in solid tumors, including cervical cancer, and is associated with poor prognosis • Very favorable topline results announced for the Phase 2 potential registration study in metastatic cervical cancer (mCC); a BLA submission is planned to support a potential accelerated approval pathway with the U.S. FDA • Phase 2 clinical studies in ovarian and other solid tumors ongoing • Developed in collaboration with Seagen Tisotumab vedotin is an ADC targeted to TF, a protein involved in tumor signaling and angiogenesis. Based on its high expres-sion on many solid tumors and its rapid internalization, TF is a suitable target for an ADC approach. Genmab used technology licensed from Medarex to generate the TF antibody forming part of tisotumab vedotin. Tisotumab vedotin is in clinical development for solid tumors. Tisotumab vedotin is being co-developed by Genmab and Seagen, under an agreement in which the companies share all costs and profits for the product on a 50:50 basis. Fourth Quarter Update • October: Genmab and Seagen entered into a joint commercialization agreement. Refer to note 5.8 for details of the joint commercialization agreement. Updates from First Quarter to Third Quarter • September: Data from the Phase 2 innovaT V 204 (NCT03438396) study of tisotumab vedotin for the treatment of patients who have relapsed or progressed on or after prior treatment for recurrent or metastatic cervical cancer featured in a late-breaking proffered paper oral presentation at the European Society for Medical Oncology (ESMO) Virtual Congress 2020. • June: Announced very favorable topline results from the Phase 2 single-arm innovaT V 204 study. Results from the study showed a 24% confirmed objective response rate (ORR) by independent central review (95% Confidence Interval: 15.9%–33.3%) with a median duration of response (DOR) of 8.3 months. The most common treatment-related adverse events (greater than or equal to 20%) included alopecia, epistaxis (nose bleeds), nausea, conjunctivitis, fatigue and dry eye. 39 2020 Annual Report / Management’s Review / Our Business / Product Pipeline

Table of Contents Management’s Review Financial Statements Proprietary Products in Development Key Trials About Cervical Cancer1 Cancer that originates in the cells lining the cervix Disease Stage Development Phase Pre-clinical I I/II II III 4th most frequently diagnosed and 4th most deadly cancer in women worldwide2 Recurrent or metastatic 4 Recurrent or Stage IVB (combo and mono) 5 In developing regions, ranked 2nd in incidence and mortality in women2 8 Locally advanced or metastatic 07 Locally advanced or metastatic ( Japan) 6 In 2018, nearly 570,000 women were newly diagnosed with cervical cancer and 311,000 women were estimated to have died worldwide,2 with the majority of the deaths occurring in the developing world3 Locally advanced or metastatic Fully recruited Up to 16% of women initially present with metastatic cervical cancer, and those who present with earlier-stage disease may experience recurrency following treatment4,5 Among women who present with earlier stage disease, 15–61% will go on to develop metastic cervical cancer6 1. General statistics include all stages of cer vical cancer. Tisotumab vedotin is in clinical trials for recurrent or metastatic cer vical cancer. 2. Bray F, Ferlay J, Soerjomataram I, Siegel RL, Torre LA, Jemal A. Global cancer statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA: a cancer journal for clinicians. 2018;68(6):394-424. 3. Organization WH. Early diagnosis and screening: cer vical cancer. 2019. https://www.who.int/cancer/prevention/diagnosis-screening/cervical-cancer/en/. Accessed 27 Sep, 2019. 4. Institute NC. SEER Cancer Stat Facts: Cer vical Cancer. 2020. https://seer.cancer.gov/statfacts/html/cervix.html. Accessed July 27, 2020. 5. McLachlan J, Boussios S, Okines A, et al. The impact of systemic therapy beyond first-line treatment for advanced cer vical cancer. Clinical oncology (Royal College of Radiologists (Great Britain)). 2017;29(3):153-160. 6. Pfaendler KS, Tewari KS. Changing paradigms in the systemic treatment of advanced cer vical cancer. Am J Obstet Gynecol. 2016;214(1):22-30. 40 2020 Annual Report / Management’s Review / Our Business / Product Pipeline Tisotumab Vedotin Collaboration with Seagen In September 2010, Genmab and Seagen entered into an ADC collaboration, and a commercial license and collaboration agreement was executed in October 2011. Under the agreement, Genmab was granted rights to utilize Seagen’s ADC technology with its human monoclonal TF antibody. Seagen was granted rights to exercise a co-development and co-commercialization option at the end of Phase 1 clinical development for tisotumab vedotin. In August 2017, Seagen exercised its option to co-develop and co-commercialize tisotumab vedotin with Genmab. Under the agreement, Seagen and Genmab will each be responsible for leading tisotumab vedotin commercialization activities in certain territories. In October 2020, Genmab and Seagen entered into a joint commercialization agreement. Genmab will co-promote tisotumab vedotin in the U.S., and we will lead commercial operational activities and book sales in Japan, while Seagen will lead operational commercial activities in the U.S., Europe and China with a 50:50 cost and profit split in those markets. In any other markets, Seagen will be responsible for commercializing tisotumab vedotin and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin. Cervical Cancer innovaTV 20 innovaTV 20 Ovarian CancerPIatinum resistant innovaTV 20 Solid Tumors innovaTV 2 innovaTV 20 innovaTV 201

Table of Contents | Management's Review | Financial Statements

Proprietary Products in Development

Epcoritamab

(DuoBody-CD3xCD20)


GCT3013-01
Sponsor:
Genmab A/S, De
detailed information

Potential Best-in-class Product Candidate

- Proprietary bispecific antibody product created with Genmab's DuoBody® technology
- Ongoing clinical studies include: Phase 3 in relapsed/refractory diffuse large B-cell lymphoma (DLBCL); Phase 2 expansion part in patients with relapsed, progressive or refractory B-cell lymphoma; Phase 1b exploring combinations with multiple standard of care treatments
- Developed in collaboration with AbbVie

Epcoritamab is a proprietary bispecific antibody created using Genmab's DuoBody® technology. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically well-validated target on malignant B-cells. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is being co-developed by Genmab and AbbVie. The first Phase 3 clinical study of epcoritamab in relapsed/refractory DLBCL was announced in November 2020. In addition, Phase 1/2 clinical studies in B-cell non-Hodgkin lymphoma (B-NHL) including CLL and in combination with standard of care therapies for B-NHL are ongoing.

Fourth Quarter Updates

- **December:** Updated data from the dose escalation part of the first in human trial of epcoritamab in B-NHL, including results for patients treated at the recommended Phase 2 dose, was presented during an oral session of the 62nd American Society of Hematology (ASH) Virtual Annual Meeting.
- **November:** The first Phase 3 study (NCT04628494) of epcoritamab in relapsed/refractory DLBCL was announced.
- **November:** Two Phase 1/2 studies announced; monotherapy in CLL (NCT04623541) and in combination with standard of care in B-NHL (NCT04663347).

Updates from First Quarter to Third Quarter

- **July:** The first patient was dosed in the expansion part of the Phase 1/2 study of epcoritamab for patients with relapsed, progressive or refractory B-cell lymphoma.
- **June:** Included in the broad oncology collaboration between Genmab and AbbVie. See below and "AbbVie Collaboration Agreement" on page 96 for more details.

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Proprietary Products in Development

Key Trials

Disease	Stage	Development Phase: Pre-clinical	I	I/II	II	III
DLBCL	Relapsed/Refractory	GCT3013-05 ■	■	■	■	■
B-cell Lymphoma	Relapsed/Progressive/Refractory	GCT3013-01 ■	■	■	■	
	Relapsed/Progressive/Refractory (Japan)	GCT3013-04 ■	■	■		
B-cell NHL	Previously Untreated/Relapsed/Refractory (Combo)	GCT3013-02 ■	■			
CLL	Relapsed/Refractory	GCT3013-03 ■	■			

Epcoritamab Collaboration with AbbVie

In June 2020, Genmab entered into a broad collaboration agreement to jointly develop and commercialize epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4, and a discovery research collaboration for future differentiated antibody therapeutics for cancer. For epcoritamab, the companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will be the principal for net sales in the U.S. and Japan, and receive tiered royalties on remaining global net sales.

Under the terms of the agreement, Genmab received a USD 750 million upfront payment with the potential for Genmab to receive up to USD 3.15 billion in additional development, regulatory and net sales milestone revenue for all programs, as well as tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing net sales, the parties share in pre-tax profits from the sale of products on a 50:50 basis. Included in these potential milestones are up to USD 1.15 billion in milestone payments related to clinical development and commercial success across the three existing bispecific antibody programs. Genmab and AbbVie split 50:50 the development costs related to epcoritamab. See "AbbVie Collaboration Agreement" on page 96 for more details.

About Diffuse Large B-cell Lymphoma


63.8%
5-year survival rate[1]

DLBCL is the most common type of non-Hodgkin lymphoma (NHL) in adults worldwide[1]

DLBCL is an aggressive NHL that develops from B cells[2]

DLBCL accounts for ~1/3 of all NHLs[3,4]

Prognosis for relapsed or refractory DLBCL patients is poor, especially for those with high-risk factors[5]

For most patients with refractory DLBCL there are no curative treatment options[5]

1. Li S, et al. Pathology. 2018;50(1):74-87.
2. Lymphoma Research Foundation. Diffuse Large B-Cell Lymphoma. Accessed December 2020.
3. National Institutes of Health. SEER Cancer Stat Facts: DLBCL. https://seer.cancer.gov/statfacts/html/dlbcl.html Accessed January 23, 2020.
4. Gouveia GR, et al. Rev Bras Hematol Hemoter. 2012;34(6): 447–451.
5. Crump, Michael, et al. "Outcomes in Refractory Diffuse Large B-Cell Lymphoma: Results from the International SCHOLAR-1 Study." Blood, American Society of Hematology, 19 Oct. 2017, www.ncbi.nlm.nih.gov/pmc/articles/PMC5649550/.

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Proprietary Products in Development

DuoBody-PD-L1x4-1BB

(GEN1046)



Potential First-in-Class Bispecific Next-generation Checkpoint Immunotherapy

- Bispecific antibody product created with Genmab's DuoBody® technology
- Phase 1/2 clinical study in solid tumors ongoing
- Created and developed in collaboration with BioNTech

DuoBody-PD-L1x4-1BB (GEN1046) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab's DuoBody® technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and profits for the product on a 50:50 basis. DuoBody-PD-L1x4-1BB targets PD-L1 and 4-1BB, selected to block inhibitory PD-1/PD-L1 axis and simultaneously conditionally activate essential co-stimulatory activity via 4-1BB using inert DuoBody® antibody format. A Phase 1/2 clinical study of DuoBody-PD-L1x4-1BB in solid tumors is ongoing.

Fourth Quarter Update

- **November:** First preliminary clinical data presented at the SITC 35th Anniversary Annual Meeting.

Update from First Quarter to Third Quarter

- **Q1:** Expansion cohort initiated in Phase 1/2 (NCT03917381) study in solid tumors.

DuoBody-CD40x4-1BB

(GEN1042)



Potential First-in-Class Bispecific Agonistic Antibody

- Bispecific antibody product created with Genmab's DuoBody® technology
- Phase 1/2 clinical study in solid tumors ongoing
- Created and developed in collaboration with BioNTech

DuoBody-CD40x4-1BB (GEN1042) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab's DuoBody® technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and profits for the product on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells (DC) and antigen-dependent T-cell activation, using an inert DuoBody® format. A Phase 1/2 clinical study (NCT04083599) of DuoBody-CD40x4-1BB in solid tumors is ongoing.

43 2020 Annual Report / Management's Review / Our Business / Product Pipeline

Table of Contents Management’s Review Financial Statements Proprietary Products in Development HexaBody-DR5/DR5 (GEN1029) DuoHexaBody-CD37 (GEN3009) First HexaBody® Program in Clinical Development • Proprietary antibody product created with Genmab’s HexaBody® technology • Composed of two non-competing HexaBody® antibody molecules that target two distinct DR5 epitopes • Phase 1/2 clinical study in solid tumors ongoing HexaBody-DR5/DR5 (GEN1029) is a product comprising a mixture of two non-competing HexaBody® antibody molecules that target two distinct epitopes on death receptor 5 (DR5), a cell surface receptor that mediates a process called programmed cell death. Increased expression of DR5 has been reported in several types of tumors. The product was created with our HexaBody® technology and DR5 antibodies acquired from IDD Biotech. HexaBody-DR5/DR5 is fully owned by Genmab and a Phase 1/2 clinical study in solid tumors is ongoing. First DuoHexaBody® Program in Clinical Development • Antibody product created with Genmab’s DuoHexaBody® technology • Developed in collaboration with AbbVie • Phase 1/2 clinical study in hematologic malignancies ongoing for B-cell malignancies. An IND was submitted to the U.S. FDA in November 2019 and the first patient was dosed with DuoHexaBody-CD37 in March 2020. DuoHexaBody-CD37 is being co-de-veloped by Genmab and AbbVie. Updates from First Quarter to Third Quarter • June: Pre-clinical data was presented at the EHA25 Virtual Congress 2020. • June: Included in the broad oncology collaboration between Genmab and AbbVie. See “AbbVie Collaboration Agreement” on page 96 for more details. • March: First patient dosed in the first-in-human trial (NCT04358458) in hematologic malignancies. DuoHexaBody-CD37 (GEN3009) is a bispecific IgG1 antibody created with Genmab’s propri-etary DuoHexaBody® technology platform. The DuoHexaBody® platform combines the dual targeting of our DuoBody® technology with the enhanced potency of our HexaBody® technology, creating bispecific antibodies with target-mediated enhanced hexamerization. In pre-clinical settings, DuoHexaBody-CD37 has been shown to induce potent in vitro and in vivo anti-tumor activity. This suggests that DuoHexaBody-CD37 is a promising candidate Update from First Quarter to Third Quarter • June: Pre-clinical data was presented at the 25th European Hematology Association (EHA25) Virtual Congress 2020. 44 2020 Annual Report / Management’s Review / Our Business / Product Pipeline

Table of Contents | Management's Review | Financial Statements

Proprietary Products in Development

DuoBody-CD3x5T4

(GEN1044)


GCT1044-01
For clinical trial use only
GEN1044, 10 mg/mL
Storage at 2–8°C
See booklet inner pages
detailed information
Genmab A/S, Kalvebod
1560 Copenhagen V.
Tel: +45 7022 6445

Most Recent Program in the Clinic

- Bispecific antibody product created with Genmab's DuoBody® technology
- Phase 1/2 clinical study in malignant solid tumors ongoing
- Developed in collaboration with AbbVie

DuoBody-CD3x5T4 (GEN1044) is a bispecific IgG1 antibody created with Genmab's proprietary DuoBody® technology platform. In pre-clinical settings, DuoBody-CD3x5T4 showed potent antitumor activity in vitro and in vivo in a range of cancer indications. In addition, the broad expression of 5T4 across cancer indications and limited expression in normal cells makes DuoBody-CD3x5T4 a promising novel drug candidate. The first CTAs were submitted for DuoBody-CD3x5T4 in Europe in January 2020 and the first patient was dosed with DuoBody-CD3x5T4 in August 2020. DuoBody-CD3x5T4 is being co-developed by Genmab and AbbVie.

Fourth Quarter Update

- **November:** Pre-clinical data presented at the SITC 35th Anniversary Annual Meeting.

Updates from First Quarter to Third Quarter

- **August:** First patient dosed in first-in-human trial (NCT04424641) in solid tumors.
- **June:** Included in the broad oncology collaboration between Genmab and AbbVie. See "AbbVie Collaboration Agreement" on page 96 for more details.
- **January:** First CTAs submitted in Europe.

45 2020 Annual Report / Management's Review / Our Business / Product Pipeline

Table of

Contents

2020 Annual Report / Management’s Review / Our Business / Product Pipeline

Programs

Incorporating

Genmab’s

Innovation

In addition to Genmab’s own pipeline of product

candidates, our innovations are found in the

pipelines of other companies that are running

clinical development programs with antibodies

created by Genmab or created using our

DuoBody® bispecific antibody technology.

78

Financial

Statements

Management’s

Review

Table of Contents Management’s Review Financial Statements Programs Incorporating Genmab’s Innovation Amivantamab ( JNJ-61186372) Teclistamab ( JNJ-64007957) • DuoBody® product targeting epidermal growth factor receptor (EGFR) and cMET • Janssen submitted applications for approval to U.S. and European authorities seeking approval for amivantamab in the treatment of patients with metastatic non-small cell lung cancer (NSCLC) with EGFR Exon 20 insertion mutations whose disease has progressed on or after platinum-based chemotherapy — first regulatory submissions for a DuoBody® product candidate • Developed by Janssen under the DuoBody® Research and License Agreement Fourth Quarter Update • December: Janssen submitted a BLA to U.S. FDA and an MAA to the EMA seeking approval for amivantamab for patients with metastatic NSCLC with EGFR Exon 20 insertion mutations whose disease has progressed on or after platinum-based chemotherapy. • DuoBody® product targeting BCMA and CD3 • Multiple clinical studies in multiple myeloma ongoing • Developed by Janssen under the DuoBody® Research and License Agreement Fourth Quarter Updates • December: Janssen presented data during an oral session of the 62nd ASH Virtual Annual Meeting. • October: Janssen published a Phase 1 study (NCT04586426) combining teclistamab and talquetamab in relapsed or refractory multiple myeloma on www.clinicaltrials.gov. Teclistamab ( JNJ-64007957) is a bispecific antibody that targets BCMA, which is expressed in mature B lymphocytes, and CD3, which is expressed on T-cells. Teclistamab was created by Janssen using Genmab’s DuoBody® tech-nology and is being investigated in Phase 1 and Phase 2 clinical studies for the treatment of multiple myeloma, including in combination with daratumumab. Updates from First Quarter to Third Quarter • September: Janssen presented data in NSCLC at the ESMO Virtual Congress 2020. • Q3: Janssen published two Phase 3 studies in NSCLC indications (PAPILLON (NCT04538664) and MARIPOSA (NCT04487080)) on www.clinicaltrials.gov • June: Janssen presented results from the Phase 1 CHRYSALIS study in advanced NSCLC with EGFR Exon20 insertion mutations at the American Society of Clinical Oncology 2020 (ASCO20) Virtual Scientific Program. • March: The U.S. FDA granted Janssen a BTD for amivantamab for the treatment of patients with NSCLC with EGFR Exon20 insertion mutations whose disease has progressed on or after platinum-based chemotherapy. Updates from First Quarter to Third Quarter • September: Janssen published the first Phase 2 study (NCT04557098) in patients with relapsed or refractory multiple myeloma on www.clinicaltrials.gov. Progress in the program triggered a milestone to Genmab. • June: Janssen presented results from the Phase 1 first-in-human study in relapsed or refractory multiple myeloma at the ASCO20 Virtual Scientific Program. Amivantamab ( JNJ-61186372) is a bispecific antibody that targets EGFR and cMet, two validated cancer targets. Amivantamab was created under a collaboration with Genmab and Janssen using Genmab’s DuoBody® tech-nology. The two antibodies used to generate amivantamab were both created by Genmab and further optimized and developed by Janssen, who is investigating amivantamab in Phase 2 and Phase 3 clinical studies to treat NSCLC. Janssen’s BLA and MAA submissions for amivantamab are the first for a product candidate created using Genmab’s proprietary DuoBody® technology platform. 47 2020 Annual Report / Management’s Review / Our Business / Product Pipeline

Table of Contents | Management's Review | Financial Statements

Programs Incorporating Genmab's Innovation

Mim8

- DuoBody® product in development by Novo Nordisk for hemophilia
- First DuoBody® product candidate in indication outside of oncology
- Phase 2 clinical study in hemophilia A ongoing

Mim8 is a bispecific antibody created under a collaboration between Genmab and Novo Nordisk using Genmab's DuoBody® technology. Novo Nordisk is investigating Mim8 in a Phase 2 study of patients with hemophilia A with or without Factor VIII inhibitors.

Fourth Quarter Update

- **November:** Mim8 moved into Part 2 of the Phase 1/2 (NCT04204408) study. The first part of the study, which was initiated in January 2020, investigated Mim8 in healthy subjects and the second part of the study is examining patients with hemophilia A with or without Factor VIII inhibitors.

PRV-015

(AMG 714)

- Antibody targeting IL-15
- Phase 2 clinical study in non-responsive celiac disease (NRCD) ongoing

PRV-015 (AMG 714) is a human monoclonal antibody that binds to Interleukin-15 (IL-15), a cytokine molecule appearing early in the cascade of events that ultimately leads to inflammatory disease. AMG 714 was created under a collaboration with Amgen. In November 2018, Amgen entered into a licensing and co-development agreement with Provention Bio, Inc. to run a Phase 2b clinical study of AMG 714, now known as PRV-015, for the treatment of gluten-free diet NRCD.

Update from First Quarter to Third Quarter

- **August:** Initiation of a Phase 2b (NCT04424927) study in NRCD.

Camidanlumab tesirine

(ADCT-301)

- Phase 2 clinical study in relapsed or refractory Hodgkin lymphomas and Phase 1 clinical study in solid tumors ongoing
- Genmab and ADC Therapeutics executed amended agreement for ADC Therapeutics to continue the development and commercialization of camidanlumab tesirine against royalty payments to Genmab

Camidanlumab tesirine is an ADC that combines Genmab's HuMax-TAC antibody and ADC Therapeutics' PBD-based warhead and linker technology. Camidanlumab tesirine targets CD25, which is expressed on a variety of hematological tumors and shows limited expression on normal tissues, making it an attractive target for antibody-payload approaches. Camidanlumab tesirine is in clinical development with ADC Therapeutics. In October 2020, Genmab and ADC Therapeutics executed an amended agreement for ADC Therapeutics to continue the development and commercialization of camidanlumab tesirine. Under the terms of the amended and restated license agreement, Genmab and ADC Therapeutics agreed to eliminate the defined divestment process, which was agreed in 2013 and that envisaged, among other things, offering the opportunity for third parties to continue the development and commercialization of camidanlumab tesirine. With the amendment Genmab converted its economic interest, which included 25% of the product rights, into a mid-to-high single-digit tiered royalty on net sales. A Phase 2 study of camidanlumab tesirine to treat relapsed or refractory Hodgkin lymphoma and a Phase 1 study of camidanlumab tesirine to treat solid tumors are ongoing.

Fourth Quarter Updates

- **December:** Data was presented during an oral session of the 62nd ASH Virtual Annual Meeting.
- **October:** Genmab and ADC Therapeutics executed amended agreement.

Update from First Quarter to Third Quarter

- **September:** Data from the Phase 1b (NCT03621982) study of camidanlumab tesirine for patients with selected locally advanced or metastatic solid tumors was presented at the ESMO Virtual Congress 2020.

48 2020 Annual Report / Management's Review / Our Business / Product Pipeline

Table of Contents | Management's Review | Financial Statements

Programs Incorporating Genmab's Innovation

HuMax-IL8

- Human antibody in clinical development by Bristol-Myers Squibb (BMS-986253)
- In Phase 1/2 clinical study in advanced cancers ongoing

HuMax-IL8 is a high affinity fully human antibody directed toward IL-8. IL-8 has been shown to be involved in several aspects of tumor development including tumor spread (metastasis), cancer stem cell renewal and tumor immune-suppression. HuMax-IL8 has been shown to inhibit these processes and to inhibit tumor growth in pre-clinical tumor models. HuMax-IL8 was created by Genmab and is in development for the treatment of advanced cancers with Bristol-Myers Squibb.

Talquetamab (JNJ-64407564)

- DuoBody® product targeting GPRC5D and CD3
- Multiple clinical studies in multiple myeloma announced and ongoing
- Developed by Janssen under the DuoBody® Research and License Agreement

Talquetamab (JNJ 64407564) is a bispecific antibody that targets GPRC5D, which is highly expressed on multiple myeloma cells and CD3, which is expressed on T-cells. Talquetamab was created by Janssen using Genmab's DuoBody® technology. Talquetamab is being investigated in Phase 1 and Phase 2 clinical studies for the treatment of multiple myeloma, including in combination with daratumumab.

Fourth Quarter Updates

- **December:** Janssen presented data during an oral session of the 62nd ASH Virtual Annual Meeting.
- **November:** Jansen published the first Phase 2 study (NCT04634552) in patients with relapsed or refractory multiple myeloma on www.clinicaltrials.gov.
- **October:** Janssen published a Phase 1 study (NCT04586426) combining teclistamab and talquetamab in relapsed or refractory multiple myeloma on www.clinicaltrials.gov.

JNJ-70218902

- Phase 1 clinical study in advanced-stage solid tumors ongoing
- Developed by Janssen under the DuoBody® Research and License Agreement

JNJ-70218902 is a bispecific antibody created by Janssen using Genmab's DuoBody® technology. It is being investigated in a Phase 1 clinical study for the treatment of advanced-stage solid tumors.

Update from First Quarter to Third Quarter

- **September:** Janssen initiated a Phase 1 (NCT04397276) study of JNJ-70218902 in patients with advanced solid tumors.

JNJ-63709178

- DuoBody® product targeting CD123 and CD3
- Phase 1 clinical study in relapsed or refractory AML ongoing
- Developed by Janssen under the DuoBody® Research and License Agreement

JNJ-63709178 is a bispecific antibody that targets CD3, which is expressed on T-cells, and CD123, which is overexpressed in various hematologic malignancies. JNJ-63709178 may redirect T-cells, resulting in T-cell mediated killing of CD123+ acute myeloid leukemia (AML) cells. JNJ-63709178 was created by Janssen using Genmab's DuoBody® technology. JNJ-63709178 is being investigated in a Phase 1 clinical study for the treatment of AML.

49 2020 Annual Report / Management's Review / Our Business / Product Pipeline

Table of Contents | Management's Review | Financial Statements

Programs Incorporating Genmab's Innovation

JNJ-67571244

- DuoBody® product targeting CD33 and CD3
- Phase 1 clinical study for relapsed or refractory AML or MDS ongoing
- Developed by Janssen under the DuoBody® Research and License Agreement

JNJ-67571244 is a bispecific antibody that targets CD3, which is expressed on T-cells and CD33, which is frequently expressed in AML and myelodysplastic syndrome (MDS). JNJ-67571244 was created under a collaboration between Genmab and Janssen using Genmab's DuoBody® technology. JNJ-67571244 is being investigated in a Phase 1 clinical study to treat relapsed or refractory AML or MDS.

JNJ-63898081

- DuoBody® product targeting PSMA and CD3
- Phase 1 clinical study for advanced solid tumors ongoing
- Developed by Janssen under the DuoBody® Research and License Agreement

JNJ 63898081 is a bispecific antibody that targets prostate-specific membrane antigen (PSMA), which is highly expressed on prostate adenocarcinomas, and CD3, which is expressed on T-cells. JNJ 63898081 was created under a collaboration between Genmab and Janssen using Genmab's DuoBody® technology. JNJ 63898081 is being investigated in a Phase 1 clinical study to treat advanced solid tumors.

Lu AF82422

- Human monoclonal antibody product targeting alpha-synuclein in development by Lundbeck
- Phase 1 study in healthy volunteers and patients with Parkinson's disease ongoing

Lu AF82422 is a human antibody that targets the protein alpha-synuclein. Abnormal aggregation of alpha-synuclein is believed to play a pivotal role in the development and progression of neuro-degenerative disorders with synucleinopathies, e.g., Parkinson's disease, multiple system atrophy and dementia with Lewy bodies. Lu AF82422 targets the underlying biology and aims to slow or stop disease progression. Lu AF82422 was invented by Lundbeck in collaboration with Genmab. Lu AF82422 is being investigated in a Phase 1 clinical study in both healthy volunteers and patients with Parkinson's disease.

50 2020 Annual Report / Management's Review / Our Business / Product Pipeline

Table of Contents Management’s Review Financial Statements Pre-clinical Programs • Broad pre-clinical pipeline of approximately 20 programs including HexaBody-CD38 (GEN3014) • Pre-clinical pipeline includes both partnered products and in-house programs based on our proprietary technologies or antibodies • Multiple new INDs expected to be submitted over coming years • Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline, including a broad oncology collaboration with AbbVie Our pre-clinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody® technology and bispecific antibodies created with our DuoBody® platform. We are also working with our partners, including AbbVie, Immatics and CureVac N.V., to generate additional new product concepts. A number of the pre-clinical programs are carried out in cooperation with our collaboration partners. Fourth Quarter Updates • December: Pre-clinical data for HexaBody-CD38 was presented during an oral session of the 62nd ASH Virtual Annual Meeting. • October: IND was filed for HexaBody-CD38. Updates from First Quarter to Third Quarter • June: Entered into a broad oncology collaboration with AbbVie, which includes a discovery research collaboration. See “AbbVie Collaboration Agreement” on page 96 for more details. 51 2020 Annual Report / Management’s Review / Our Business / Product Pipeline

Table of Contents | Management's Review | Financial Statements

Antibody Technologies

Antibodies are Y-shaped proteins that play a central role in immunity against bacteria and viruses (also known as pathogens). As we develop immunity, our bodies generate antibodies that bind to pathogen structures (known as antigens), which are specific to the pathogen. Once bound, the antibodies attract other parts of the immune system to eliminate the pathogen. In modern medicine, we have learned how to create and develop specific antibodies against antigens associated with diseased human cells for use in the treatment of diseases such as cancer and autoimmune disease. Genmab uses several types of technologies to create antibodies to treat disease and has developed proprietary antibody technologies including the DuoBody®, HexaBody®, DuoHexaBody® and HexElect® platforms. Information about these technologies can be found in the following sections and at **www.genmab.com/research-innovation/antibody-technology-platforms/**.

We also use or license several other technologies to generate diverse libraries of high quality, functional antibodies such as the OmniAb® transgenic mouse and rat platforms from Ligand Pharmaceuticals, Inc. We also use or license technologies to increase the potency of some of our antibody therapeutics on a product-by-product basis such as the ADC technology from Seagen. ADCs are antibodies with potent cytotoxic agents coupled to them. By using antibodies that recognize specific targets on tumor cells, these cytotoxic agents are preferentially delivered to the tumor cells.

Our Proprietary Platform Technology Suite

Platform	Principle	Applications
DuoBody®	Bispecific antibodies	Dual-targeting: • Recruitment (e.g., T cells) • Tumor heterogeneity
HexaBody®	Target-mediated enhanced hexamerization	Enhanced potency: • Complement-dependent cytotoxicity (CDC) • Target clustering, outside-in signaling, apoptosis
DuoHexaBody®	Bispecific antibodies with target-mediated enhanced hexamerization	Dual-targeting + enhanced potency: • CDC • Target clustering, outside-in signaling, apoptosis
HexElect®	Two co-dependent antibodies with target-mediated enhanced hexamerization	Dual-targeting + enhanced potency and selectivity: • Co-dependent unlocking of potency • New target space, previously inaccessible

52 2020 Annual Report / Management's Review / Our Business / Antibody Technologies

Table of Contents Management’s Review Financial Statements Antibody Technologies DuoBody® Platform Innovative Technology for Bispecific Antibody Therapeutics • Bispecific antibody technology platform • Potential in cancer, autoimmune, infectious, cardiovascular, central nervous system diseases and hemophilia • Commercial collaborations with AbbVie, Janssen and BioNTech among others, plus multiple research collaborations • First regulatory submissions for a product candidate that was created using the DuoBody® technology platform — amivantamab ( Janssen) • First Genmab-sponsored Phase 3 study for a product candidate that was created using the DuoBody® — epcoritamab (50:50 with AbbVie) The DuoBody® platform is Genmab’s innovative platform for the discovery and development of bispecific antibodies. Bispecific antibodies bind to two different epitopes (or “docking” sites) either on the same, or on different targets (also known as dual-targeting). Dual-targeting may improve binding specificity and enhance therapeutic efficacy or bring two different cells together (for example, engaging a T cell to kill a tumor cell). Bispecific antibodies generated with the DuoBody® platform can be used for the development of therapeutics for diseases such as cancer, autoimmune, infectious, cardiovascular, central nervous system diseases and hemophilia. DuoBody® molecules combine the benefits of bispecificity with the strengths of conventional antibodies, which allows DuoBody® molecules to be adminis-tered and dosed the same way as other antibody therapeutics. Genmab’s DuoBody® platform generates bispecific antibodies via a versatile and broadly applicable process which is easily performed at high throughput, standard bench, as well as commercial manufacturing scale. Genmab uses the DuoBody® platform to create its own bispecific antibody programs and the technology is also available for licensing. Genmab has numerous alliances for the DuoBody® platform including commercial collaborations with AbbVie, Janssen, Novo Nordisk, BioNTech, BliNK Biomedical and Immatics. 53 2020 Annual Report / Management’s Review / Our Business / Antibody Technologies The innovative DuoBody® technology platform generates bispecific antibodies via a fast, versatile and broadly applicable process called controlled Fab-arm exchange. With only minimal protein engineering, the technology allows the binding arms of two distinct monoclonal antibodies to exchange, combining into one stable bispecific antibody, thereby retaining regular immunoglobulin structure and function. The DuoBody® platform is also highly suitable for high throughput generation, screening and discovery of bispecific antibodies in the final format.

Table of Contents | Management's Review | Financial Statements

Antibody Technologies

Commercial DuoBody® Product Collaborations

AbbVie

On June 10, 2020, Genmab entered into a broad oncology collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab (DuoBody-CD3xCD20), DuoHexaBody-CD37 and DuoBody-CD3x5T4. For epcoritamab, the companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will be the principal for net sales in the U.S. and Japan, and receive tiered royalties on remaining global sales. For DuoHexaBody-CD37, DuoBody-CD3x5T4 and any product candidates developed as a result of the companies' discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan.

Under the terms of the agreement, Genmab received a USD 750 million upfront payment from AbbVie with the potential for Genmab to receive up to USD 3.15 billion in additional development, regulatory and sales milestone payments for all programs, as well as tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing sales, the parties share in pre-tax profits from the sale of products on a 50:50 basis. Included in these potential milestones are up to USD 1.15 billion in payments related to clinical development and commercial success across the three existing bispecific antibody programs. Genmab and AbbVie split 50:50 the development costs related to epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4.

BioNTech

In May 2015, Genmab entered an agreement with BioNTech to jointly research, develop and commercialize bispecific antibody products using Genmab's DuoBody® technology platform. Under the terms of the agreement, BioNTech will provide proprietary antibodies against key immunomodulatory targets, while Genmab provides proprietary antibodies and access to its DuoBody® technology platform. Genmab paid an upfront fee of USD 10 million to BioNTech. If the companies jointly select any product candidates for clinical development, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move a product candidate forward, the other company is entitled to continue developing the product on predetermined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. Genmab and BioNTech have selected two product candidates for clinical development, DuoBody-CD40x4-1BB (GEN1042) and DuoBody-PD-L1x4-1BB (GEN1046), both of which are now in clinical trials.

Janssen

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using our DuoBody® platform. Under this original agreement, Janssen had the right to use the DuoBody® technology to create panels of bispecific antibodies (up to 10 DuoBody® programs) to multiple disease target combinations. Genmab received an upfront payment of USD 3.5 million from Janssen and will potentially be entitled to milestone and license payments of up to approximately USD 175 million, as well as royalties for each commercialized DuoBody® product.

Under the terms of a December 2013 amendment, Janssen was entitled to work on up to 10 additional programs. Genmab received an initial payment of USD 2 million from Janssen. Under the terms of the original agreement, for each of the additional programs that Janssen successfully initiates, develops and commercializes, Genmab will potentially be entitled to receive average milestone and license payments of approximately USD 191 million. In addition, Genmab will be entitled to royalties on sales of any commercialized products. All research work is funded by Janssen.

Janssen has exercised 14 licenses under this collaboration, not all of which are active, and no further options remain for use by Janssen. As of December 31, 2020, seven DuoBody® product candidates created under this collaboration were in the clinic. One of these, amivantamab, is the first product candidate created using the DuoBody® technology platform to be submitted for regulatory approval.

Novo Nordisk A/S

In August 2015, Genmab entered an agreement to grant Novo Nordisk commercial licenses to use the DuoBody® technology platform to create and develop bispecific antibody candidates for two therapeutic programs. The bispecific antibodies will target a disease area outside of cancer therapeutics. After an initial period of exclusivity for both target combinations, Novo Nordisk has extended exclusivity of the commercial license for one target combination in 2018, now in clinical development as Mim8. Under the exclusive license agreement, Genmab is entitled to potential development, regulatory and sales milestones of up to approximately USD 250 million. In addition, Genmab will be entitled to single-digit royalties on sales of any commercialized products. In December 2017, the collaboration was expanded with a new agreement for up to an additional five potential target pair combinations, which may be reserved on either an exclusive or non-exclusive basis, and three commercial license options. This agreement contained similar termination provisions as the initial agreement.

BliNK Biomedical SAS

In July 2019, Genmab entered into an agreement with BliNK Biomedical for an exclusive commercial license to certain antibodies targeting CD47, for potential development and commercialization into novel bispecific therapeutics created via Genmab's proprietary DuoBody® Platform technology. Under the terms of the agreement, BliNK Biomedical is also eligible to receive up to approximately USD 200 million in development, regulatory and commercial milestone payments for each product, as well as tiered royalties on net sales.

Immatics

In July 2018, Genmab entered into a research collaboration and exclusive license agreement with Immatics to discover and develop next-generation bispecific immunotherapies to target multiple cancer indications. Genmab received an exclusive license to three proprietary targets from Immatics, with an option to license up to two additional targets at predetermined economics. Under the terms of the agreement, Genmab paid Immatics an upfront fee of USD 54 million and Immatics is eligible to receive up to USD 550 million in development, regulatory and commercial milestone payments for each product, as well as tiered royalties on net sales.

54 2020 Annual Report / Management's Review / Our Business / Antibody Technologies

Table of Contents Management’s Review Financial Statements Antibody Technologies HexaBody® Platform Creating Differentiated Therapeutics • Enhanced potency antibody technology platform • Broadly applicable technology that builds on natural antibody biology • HexaBody® product candidates in clinical development; HexaBody-DR5/DR5 and 2020 IND for HexaBody-CD38 The HexaBody® technology platform is a proprietary Genmab technology that is designed to increase the potency of antibodies. The HexaBody® platform builds on natural biology and strengthens the natural killing ability of antibodies while retaining regular structure and specificity. The technology allows for the creation of potent therapeutics by inducing antibody hexamer formation (clusters of six antibodies) after binding to their target antigen on the cell surface. We have used the HexaBody® platform to generate antibodies with enhanced complement-mediated killing, allowing antibodies with limited or absent killing capacity to be transformed into potent, cytotoxic antibodies. In addition to complement-mediated killing, the clustering of membrane receptors by the HexaBody® platform can lead to subsequent outside-in signaling (e.g., in the case of our HexaBody-DR5/DR5 product candidate) leading to cell death. The HexaBody® technology creates opportuni-ties to explore new product candidates, to repurpose drug candidates unsuccessful in previous clinical trials due to insufficient potency and may provide a useful strategy in product life cycle management. The HexaBody® technology is broadly applicable and can be combined with Genmab’s DuoBody® platform (DuoHexaBody® platform) as well as other antibody technologies. The technology has the potential to enhance antibody therapeutics for a broad range of applications in diseases such as cancer and infectious diseases. Genmab intends to use the HexaBody® technology for its own antibody programs and the tech-nology is also available for licensing. In addition to multiple HexaBody® research collaborations with other companies, Genmab has entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38, a next-generation CD38 monoclonal antibody product incorporating the HexaBody® technology. An IND for HexaBody-CD38 was submitted in October 2020. 55 2020 Annual Report / Management’s Review / Our Business / Antibody Technologies

Table of Contents
Management's Review
Financial Statements

Antibody Technologies

HexaBody® Process

The HexaBody® platform is an innovative approach for the creation of potent therapeutics. It builds on recent insights in the natural biology of antibodies. The technology enhances the ordered clustering of antibodies into hexamers after they bind to their target cells. This biological mechanism can be exploited to robustly enhance cell killing via complement-dependent cytotoxicity (CDC) or agonist outside-in signaling induced by clustering. The HexaBody® platform can be combined with Genmab's DuoBody® platform as well as with other antibody technologies.


target cell
antigen binding
hexamerization
CDC induction
complement cascade
MAC
Clustering:
outside-in signaling

56 2020 Annual Report / Management's Review / Our Business / Antibody Technologies

Table of Contents Management’s Review Financial Statements Antibody Technologies DuoHexaBody® Platform Combining Dual-Targeting and Enhanced Potency • Antibody technology that combines DuoBody® and HexaBody® platforms • Creates bispecific antibodies with target-mediated enhanced potency • First DuoHexaBody® product candidate in the clinic — DuoHexaBody-CD37 (50:50 with AbbVie) The DuoHexaBody® platform is a proprietary technology that combines the dual targeting of our DuoBody® technology with the enhanced potency of our HexaBody® technology, creating bispecific antibodies with target-mediated enhanced hexamerization. We currently have one proprietary bispecific antibody product created with the DuoHexaBody® technology, DuoHexaBody-CD37 with potential in hema-tological malignancies. DuoHexaBody-CD37 entered the clinic in 2020 and is being developed under our collaboration agreement with AbbVie. 57 2020 Annual Report / Management’s Review / Our Business / Antibody Technologies

Table of Contents Management’s Review Financial Statements Antibody Technologies HexElect® Platform Enhancing Selectivity and Potency • Antibody technology platform inspired by the HexaBody® platform • Combines dual-targeting with enhanced selectivity and potency The HexElect® antibody platform is Genmab’s newest proprietary technology. This tech-nology combines two HexaBody® molecules designed to effectively and selectively hit only those cells that express both targets by making the activity of complexes of HexaBody® molecules dependent on their binding to two different targets on the same cell. The HexElect® platform maximizes efficacy while minimizing possible toxicity, potentially leading to more potent and safer products. 58 2020 Annual Report / Management’s Review / Our Business / Antibody Technologies

Table of Contents Management’s Review Financial Statements Risk Management Genmab has core facilities in four countries and performs research and development activities with clinical trials conducted around the globe. Through our activities, we are exposed to a variety of risks, some of which are beyond our control. These risks may have a significant impact on our business if not properly assessed and controlled. Maintaining a strong control environment, with adequate procedures for identification and assessment of risks and adhering to operational policies designed to reduce such risks to an acceptable level, is essential for the continued development of Genmab. It is our policy to identify and reduce the risks derived from our operations and to establish insurance coverage to mitigate any residual risk, wherever considered practicable. The Board of Directors performs a yearly review of Genmab’s insurance coverage to ensure that it is appropriate. The following is a summary of some of Genmab’s key risk areas and how we attempt to address and mitigate such risks. Environmental and ethical risks are also covered in Genmab’s statutory report on Corporate Social Responsibility. 59 2020 Annual Report / Management’s Review / Our Business / Risk Management

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Risk Management

Risk related to	Risk areas	Mitigation	Risk trend
Business	Identification and development of successful products, expensive, time-consuming clinical trials with uncertain outcome and risk of failure to obtain regulatory approval in one or more jurisdictions	Genmab has a disciplined approach to investment, focusing on areas with the potential to maximize success, including new technologies and formats, scaling up to expand from early- to late-stage development and commercialization. Genmab has established various committees to ensure optimal selection of disease targets and formats of our antibody candidates, and to monitor progress of pre-clinical and clinical development. We strive to have a well-balanced product pipeline and continue to identify and search for new product candidates and closely follow the market.	=
	Dependent on identification and development of new proprietary technologies and access to new third-party technologies including exposure to safety issues, as well as other failures and setbacks related to use of such new or existing technologies	Genmab strives to continue its identification and development of new technologies, such as the DuoBody®, HexaBody®, DuoHexaBody® and HexElect® platforms, and gain access to competitive new third-party technologies such as ADC technology and mRNA technology. We closely monitor our pre-clinical programs and clinical trials to mitigate any unforeseen safety issues or other failures or setbacks associated with the use of our proprietary platform technologies, ADC technology or mRNA technology.	=
	Genmab faces uncertainty about the successful commercialization of product candidates. This is a result of factors including immense competition on the basis of cost and efficacy as well as rapid technological change, which may result in others discovering, developing or commercializing competing products before or more successfully than us	From early in the research phase and throughout development, commercial potential and risks are assessed to ensure that final products have the potential to be commercially viable. Genmab attempts to control commercial risks by monitoring and evaluating current market conditions, competing products and new technologies, and to potentially gain access to new technologies and products that may supplement our pipeline. Genmab strives to ensure market exclusivity for its own technologies and products by seeking patent protection.	=
	Near- and mid-term prospects are substantially dependent on continued clinical and commercial success of DARZALEX® DARZALEX® is subject to intense competition in the multiple myeloma therapy market	Genmab focuses on its three-pronged strategy to develop a broad pipeline of unique best-in-class or first-in-class antibody products with significant commercial potential. In addition, Genmab maintains a strong cash position, disciplined financial management, and a flexible and capital efficient business model to mitigate potential setbacks for DARZALEX®. In 2020 Genmab commenced binding arbitration of two matters arising under the license agreement with Janssen relating to daratumumab. While Genmab intends to vigorously protect its rights under the agreement, the outcome of any arbitration proceeding, as well as its duration, is inherently uncertain. In 2019 Genmab entered into an exclusive license agreement with Janssen regarding a next-generation CD38 antibody product, HexaBody-CD38. In 2020 two additional Genmab created antibody products, Kesimpta® and TEPEZZA®, were approved by the U.S. FDA, providing additional recurring royalty revenue.	↑
	Exposure to product liability claims related to the use or misuse of our products and technologies	A product liability claim could materially affect our business and financial position, and Genmab therefore maintains product liability insurance for our clinical trials and other coverage required under applicable laws.	=
	Our core research and manufacturing activities are carried out at a limited number of locations. Any event resulting in Genmab's or our vendors' inability to operate these facilities could materially disrupt our business.	Genmab employs oversight and quality risk management principles. In addition Genmab follows Good Laboratory Practices (GLP), Good Manufacturing Practices (GMP) and requires that our vendors operate with the same standards. Genmab has established a quality assurance (QA) department to monitor adherence to these practices.	☆

Risk Level in Relation to Last Year: ☆ New = Unchanged ↓ Decreased ↑ Increased

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Table of Contents Management’s Review Financial Statements Risk Management Risk related to Risk areas Mitigation Risk trend Business (continued) If we are unable to manage Genmab’s fast-paced growth or build our commercialization capabilities, our business, financial condition and net results may be adversely affected Genmab continues to experience significant growth in the number of our employees and in the scope of our operations, including the continued expansion of our product pipeline and development of our commercialization capabilities. Genmab must continue to improve existing operational and financial systems, procedures and controls. Genmab must expand, train and manage our growing employee base, and we expect that we may need to increase our management personnel to oversee our expanding operations. Government restrictions on pricing/public reimbursement as well as other healthcare payor cost-containment initiatives Increased pressures by governmental and third-party payors to reduce healthcare costs Genmab strives to develop differentiated, cost-effective products that may obtain price reimbursement by government healthcare programs and private health insurers. Strategic Collaborations Dependent on existing and new partnerships with major pharmaceutical or biotech companies to support our business and develop and commercialize our products Our business may suffer if our collaboration partners do not devote sufficient resources to our programs and products; do not successfully maintain, defend and enforce their intellectual property rights; or do not otherwise have the ability to successfully develop or commercialize our products; independently or in collaboration with us. Our business may also suffer if we are not able to continue our current partnerships or establish new partnerships. Genmab strives to be an attractive and respected collaboration partner, and to pursue a close and open dialogue with our partners to share ideas and align on best practices and decisions within clinical development and commercialization to increase the likelihood that we reach our goals. Primarily dependent on one contract manufacturing organization to produce and supply our product candidates. Dependent on clinical research organizations to conduct key aspects of our clinical trials, and on partners to conduct some of our clinical trials Genmab oversees outsourcing and partnership relationships to ensure consistency with strategic objectives and service provider compliance with regulatory requirements, resources and performance. This includes assessment of contingency plans, availability of alternative service providers and costs and resources required to switch service providers. We evaluate financial solvency and require our suppliers to abide by a code of conduct consistent with Genmab’s Code of Conduct. Regulation and Legislation Subject to extensive regulatory and other legal requirements both during clinical development and post-marketing approval, including healthcare laws and regulations, as well as data protection regulations Subject to strict disclosure obligations under applicable laws and regulations, including the EU Market Abuse Regulation. As a consequence of the listing on the Nasdaq Global Select market, we are subject to additional U.S. regulatory requirements, including U.S. securities laws and the U.S. Foreign Corrupt Practices Act, and may become more exposed to U.S. class actions To ensure compliance with regulatory and other legal requirements including current Good Laboratory Practices (cGLP), current Good Clinical Practices (cGCP) and current Good Manufacturing Practices (cGMP), Genmab has established a quality assurance department and makes every effort to stay abreast of regulatory and legislation changes to ensure compliance. To ensure compliance with applicable healthcare laws and regulations, Genmab has established relevant policies and guidelines, including pharma compliance guidelines and guidelines for the processing and protection of personal data and a new Global Compliance function led by an executive who reports to the CEO. The data protection area is overseen by the Company’s DPO (Data Protection Officer). Genmab has a Code of Conduct setting high ethical standards for its employees, management and the Board of Directors. All employees receive regular training and communications on the Code and policies and SOPs relevant to their work. Genmab has established relevant procedures and guidelines to ensure transparency with respect to timely, adequate and correct information to the market and otherwise comply with U.S. securities laws and other applicable legal and regulatory requirements. Legislation, regulations and practices may change from time to time To prevent unwarranted consequences of new and amended legislation, regulations, etc., Genmab strives to stay current with respect to all applicable legislation, regulations and practices by means of internal, as well as external, legal counsel. Also, internal procedures for review of contracts have been implemented to ensure contractual consistency and compliance with legislation and regulation. Risk Level in Relation to Last Year: New Unchanged Decreased Increased 61 2020 Annual Report / Management’s Review / Our Business / Risk Management

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Risk Management

Risk related to	Risk areas	Mitigation	Risk trend
Intellectual Property	Dependent on protecting our own intellectual property rights to regain our investments and protect our competitive position We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could result in costly litigation and unfavorable outcomes Claims may be asserted against us that we infringe the intellectual property of third parties could result in costly litigation and unfavorable outcomes	Genmab files and prosecutes patent applications to optimally protect its products and technologies. To protect trade secrets and technologies, Genmab maintains strict confidentiality standards and agreements for employees and collaborating parties. Genmab actively monitors third-party patent positions within our relevant fields to avoid violating any third-party patent rights.	Unchanged
Finances	Genmab may need additional funding	Because Genmab's future commercial potential and operating results are hard to predict, Genmab's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of Genmab's product pipeline and business in general.	Unchanged
	Genmab is exposed to different kinds of financial risks, including currency exposure and changes in interest rates as well as changes in Danish, U.S. or foreign tax laws or compliance requirements	The financial risks of the Genmab Group are managed centrally. Group financial risk management guidelines have been established to identify and analyze the risks faced by the Genmab Group, to set the appropriate risk limits and controls and to monitor the risks and adherence to limits. Please refer to note 4.2 of the financial statements for additional information regarding financial risks.	Unchanged
Management and Workforce	Inability to attract and retain suitably qualified personnel	To attract and retain our highly skilled workforce, including the members of Genmab's Senior Leadership, Genmab offers competitive remuneration packages, including share-based remuneration. Genmab strives to create a positive and energizing working environment with development and training opportunities for its employees. Genmab has strong core values that nourish high-integrity and ethical behavior, respectful and candid tone, as well as trust and teamwork. Please refer to note 4.6 of the financial statements for additional information regarding share-based remuneration.	Unchanged
Cyber Security	Malicious hacking activities or theft of intellectual property rights, sensitive business data, personal employee data or private patient data, which may result in significant business disruption, monetary losses or fines and penalties from authorities	Genmab educates its organization in methods to address exposure to cyber security threats and is actively working to develop and expand its IT team as well as improve the technical ability to protect against, detect and respond to attempts to enter its IT infrastructure.	Increased
COVID-19 Pandemic	The global outbreak of COVID-19 has continued to evolve, may be prolonged and may have long-term impacts on the development, regulatory approval and commercialization of our product candidates and on net sales of our approved products by our collaboration partners. The extent, length and consequences of the pandemic are uncertain and impossible to predict. The factors discussed above, as well as other factors which are currently unforeseeable, may result in further and other unforeseen material adverse impacts on our business and financial performance	Genmab has established a COVID-19 response team, led by the CEO, that closely monitors the evolving situation, develops and implements precautionary measures to help limit the impact of COVID-19 at our workplace and on our communities, ensures business continuity and helps mitigate effects on employee wellbeing as a consequence of working from home. Genmab assesses the situation on an ongoing basis in close contact with clinical trial sites, physicians and contract research organizations (CROs) to evaluate the impact and challenges posed by the COVID-19 situation and manage them accordingly.	New

Risk Level in Relation to Last Year: New Unchanged Decreased Increased

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Table of Contents Management’s Review Financial Statements Financial Review The financial statements are prepared on a consolidated basis for Genmab A/S (Parent Company) and subsidiaries. The Genmab financial statements are published in Danish Kroner (DKK). The Genmab consolidated Group is referenced herein as “Genmab” or the “Company”. 63 2020 Annual Report / Management’s Review / Our Business / Financial Review

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Financial Statements

Financial Review

Result for the Year

Result and Guidance for 2020

(DKK million)	Latest Guidance	Actual
Revenue	9,250–9,850	10,111
Operating expenses	(3,850)–(3,950)	(3,798)
Operating result	5,350–5,950	6,313

Actual revenue was favorable to guidance primarily due to increased DARZALEX® and TEPEZZA® sales. Operating expenses were below guidance due to the timing of project costs. Operating result was above guidance due to higher revenue and lower operating expenses. The latest guidance was published on August 20, 2020.

Split of 2020 Revenue
(DKK million)


10,111
2020 Total Revenue
Royalties
4,741
Milestone Revenue
351
License Revenue
4,588
Reimbursement Revenue
431

Split of 2019 Revenue
(DKK million)


5,366
2019 Total Revenue
Royalties
3,155
Milestone Revenue
1,869
Reimbursement Revenue
342

Revenue

Revenue was DKK 10,111 million in 2020 compared to DKK 5,366 million in 2019. The increase of DKK 4,745 million, or 88%, was mainly driven by the upfront payment of USD 672 million (DKK 4,398 million) related to the AbbVie collaboration that was allocated to license grants and recognized as revenue in June 2020. The remaining portion of the upfront payment from AbbVie of USD 78 million (DKK 513 million) was recorded as Deferred revenue and will be recognized as activities are performed, which is estimated to be over a seven-year period. In addition, Genmab recorded higher DARZALEX® royalties as net sales of DARZALEX® as reported by Johnson & Johnson (parent company of Janssen) were USD 4,190 million in 2020.

Of the revenue for 2020, DKK 4,741 million, or 47%, was attributable to royalties, DKK 4,588 million, or 45% to license revenue, DKK 431 million, or 4% to reimbursement revenue and DKK 351 million, or 4%, to milestone revenue. This is compared to DKK 3,155 million, or 59%, attributable to royalties, DKK 1,869 million, or 35%, to milestone revenue and DKK 342 million, or 6%, to reimbursement revenue in 2019.

Royalties

Royalty revenue amounted to DKK 4,741 million in 2020 compared to DKK 3,155 million in 2019. The increase of DKK 1,586 million, or 50%, was mainly driven by higher DARZALEX® royalties achieved under our daratumumab collaboration with Janssen.

Net sales of DARZALEX® by Janssen were USD 4,190 million in 2020 compared to USD 2,998 million in 2019. The increase of USD 1,192 million, or 40%, was driven by the continued strong uptake of DARZALEX®. Royalty revenue on net sales of DARZALEX® was DKK 4,419 million in 2020 compared to DKK 3,132 million in 2019, an increase of DKK 1,287 million, or 41%. Janssen has started reducing its royalty payments to Genmab by what it claims to be Genmab's share of Janssen's royalty payments to Halozyme in connection with subcutaneous sales beginning in the second quarter of 2020. Given the ongoing arbitration, Genmab has reflected this as a reduction to its recognized revenue.

TEPEZZA® (teprotumumab) was launched by Horizon in 2020. Royalties, which are based on net sales, amounted to DKK 298 million for the year ended December 31, 2020.

Novartis was granted U.S. FDA approval for Kesimpta® (ofatumumab) in relapsing multiple sclerosis and Genmab started recognizing royalties on net sales of Kesimpta® during the third quarter of 2020. Royalties were negligible in 2020.

Royalty revenue fluctuations from period to period are due primarily to the level of product net sales as well as foreign currency exchange rates.

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Reimbursement Revenue

Reimbursement revenue, mainly comprised of the reimbursement of certain research and development costs related to the development work under Genmab's collaboration agreements, amounted to DKK 431 million in 2020 compared to DKK 342 million in 2019. The increase of DKK 89 million, or 26%, was driven by higher activities under our collaboration agreement with BioNTech for DuoBody-PD-L1x4-1BB.

Milestone Revenue

Milestone revenue was DKK 351 million in 2020 compared to DKK 1,869 million in 2019. The decrease of DKK 1,518 million, or 81% was mainly driven by significant one-time sales milestones for DARZALEX® in 2019. In 2020, Genmab recorded DKK 274 million (DKK 186 million in regulatory milestones and DKK 88 million in development milestones) resulting from achievements under our DARZALEX® and DuoBody® collaborations with Janssen, DKK 70 million from achievements under our Novo Nordisk collaboration and DKK 7 million from other collaborations. By comparison, in 2019, Genmab recorded DKK 1,778 million (USD 264 million) in DARZALEX® milestone payments from Janssen, including (i) a USD 150 million milestone payment related to the achievement of USD 3.0 billion in net sales (as calculated on the basis of the license agreement terms) of DARZALEX® in calendar year 2019, (ii) a USD 100 million milestone payment related to the achievement of USD 2.5 billion in net sales of DARZALEX® in calendar year 2019, and (iii) USD 14 million milestone payments related to the first commercial sales of DARZALEX® in Japan in the third and fourth indications under the expanded labels. The remaining DKK 91 million for 2019 included milestone payments related to pre-clinical and clinical progress under our DuoBody® collaboration with Janssen and other collaborations.

License Revenue

License revenue was DKK 4,588 million during 2020 which was mainly driven by the recognition of USD 672 million (DKK 4,398 million) of the total USD 750 million (DKK 4,911 million) upfront payment related to the delivery of licenses for three programs under the AbbVie collaboration and the payment of USD 30 million (DKK 188 million) from Novartis as a result of Novartis's decision to transition Arzerra (ofatumumab) to an oncology access program for CLL patients in the U.S. There was no license revenue during 2019.

Operating Expenses

Total operating expenses increased by DKK 1,070 million, or 39%, from DKK 2,728 million in 2019 to DKK 3,798 million in 2020.

Research and Development Expenses

Research and development costs amounted to DKK 3,137 million in 2020 compared to DKK 2,386 million in 2019. The increase of DKK 751 million, or 31%, was driven by the advancement of epcoritamab (DuoBody-CD3xCD20) and DuoBody-PD-L1x4-1BB, the additional investment in our product pipeline, and the increase in research and development employees. During 2020, we recorded DKK 401 million as a reduction of research and development costs in accordance with Genmab's collaboration agreement with AbbVie.

Research and development costs accounted for 83% of the total operating expenses in 2020 compared to 87% in 2019.

The following table provides information regarding our research and development expenses for 2020, as compared to 2019.

(DKK million)	2020	2019	Percentage Change 2020/2019
Research[1]	703	576	22%
Development and contract manufacturing[2]	1,036	786	32%
Clinical[3]	1,032	790	31%
Other[4]	366	234	56%
Total research and development expenses	**3,137**	**2,386**	**31%**

(1) Research expenses include, among other things, personnel, occupancy and laboratory expenses, technology access fees associated with identification of new mAbs, expenses associated with the development of new proprietary technologies and research activities associated with our product candidates, such as in vitro and in vivo studies, translational research, and IND enabling toxicology studies.

(2) Development and contract manufacturing expenses include personnel and occupancy expenses, external contract manufacturing costs for the scaleup and pre-approval manufacturing of drug product used in research and our clinical trials, costs for drug product supplied to our collaborators, costs related to preparation for the production of process validation batches to be used in potential future regulatory submissions, quality control and assurance activities, and storage and shipment of our product candidates.

(3) Clinical expenses include personnel, travel, occupancy costs, and external clinical trial costs including costs for clinical sites, CROs, contractors and regulatory activities associated with conducting human clinical trials.

(4) Other research and development expenses primarily include share-based compensation, depreciation, amortization and impairment expenses.

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The following table shows third-party costs incurred for research, contract manufacturing of our product candidates and clinical and regulatory services for 2020, as compared to 2019. The table also presents unallocated costs and overhead consisting of third-party costs for our pre-clinical stage programs, personnel, facilities and other indirect costs not directly charged to development programs.

(DKK million)	2020	2019	Percentage Change 2020/2019
Tisotumab vedotin	399	436	(8)%
Epcoritamab	391	127	208%
DuoBody-PD-L1x4-1BB	347	145	139%
Enapotamab vedotin	214	268	(20)%
Other clinical stage programs	187	107	75%
Total third-party costs for clinical stage programs	**1,538**	**1,083**	**42%**
Pre-clinical projects	472	423	12%
Unallocated costs and overhead	1,127	880	28%
Total research and development expenses	**3,137**	**2,386**	**31%**

Third-party costs for tisotumab vedotin decreased by DKK 37 million, or 8%, in 2020 as compared to 2019, primarily due to manufacturing work related to validations finalized in 2019.

Third-party costs for epcoritamab increased by DKK 264 million, or 208%, in 2020 as compared to 2019, primarily due to the advancement of the program under Genmab's collaboration with AbbVie.

Third-party costs for DuoBody-PD-L1x4-1BB increased by DKK 202 million, or 139%, in 2020 as compared to 2019, primarily due to the continued advancement of the program under Genmab's collaboration with BioNTech.

Third-party costs for enapotamab vedotin decreased by DKK 54 million, or 20%, in 2020 as compared to 2019, primarily due to data from expansion cohorts that did not meet Genmab's stringent criteria for proof-of-concept, which resulted in Genmab's decision not to advance the development of enapotamab vedotin during 2020.

Third-party costs for Genmab's other clinical-stage programs increased by DKK 80 million, or 75%, in 2020 as compared to 2019, primarily related to DuoHexaBody-CD37 and DuoBody-CD3x5T4 entering the clinical-stage in 2020.

Research and development expenses related to our pre-clinical projects increased by DKK 49 million, or 12%, in 2020 as compared to 2019 driven by the continued investment in our pre-clinical programs.

Unallocated costs and overhead increased by DKK 247 million, or 28%, in 2020 as compared to 2019, primarily due to an increase in staffing levels and the expansion of our facilities to accommodate our growth. Our research and development FTEs (full-time equivalents) increased from 468 at the end of 2019 to 647 at the end of 2020.

General and Administrative Expenses

General and administrative expenses were DKK 661 million in 2020 compared to DKK 342 million in 2019. The increase of DKK 319 million, or 93%, was driven by one-time costs related to the AbbVie collaboration agreement, increased ongoing costs related to Genmab's U.S. listing, including higher insurance costs, and growth across all support areas including enhanced technology and systems, investment in commercial capabilities, and other costs related to the expansion of our product pipeline.

DKK 250 million, or 38% of general and administrative expenses in 2020, was related to remuneration of employees and senior management involved in general and administrative activities, as compared to DKK 175 million, or 51% of general and administrative expenses in 2019.

General and administrative expenses accounted for 17% of the total operating expenses in 2020 compared to 13% in 2019.

Operating Result

Operating result was DKK 6,313 million in 2020 compared to DKK 2,638 million in 2019. The increase of DKK 3,675 million, or 139%, was driven by higher revenue, which was partly offset by increased operating expenses.

Net Financial Items

The net financial items reflect a combination of interest income and expense, realized and unrealized fair value adjustments on our portfolio of marketable securities, realized and unrealized fair value adjustments on other investments, as well as realized and unrealized foreign exchange adjustments.

Financial income for 2020 was DKK 1,149 million, reflecting interest and other financial income of DKK 184 million, and net realized and unrealized gains on other investments of DKK 965 million, as compared to DKK 228 million for 2019, reflecting interest and other financial income of DKK 120 million, net realized and unrealized gains on marketable securities of DKK 9 million, and net realized and unrealized exchange rate gains of DKK 99 million.

Financial expenses for 2020 were DKK 1,558 million related to interest and other financial expenses of DKK 10 million, net realized and unrealized losses on marketable securities of DKK 92 million, and net realized and unrealized exchange rate losses of DKK 1,456 million, as compared to DKK 7 million for 2019 related to interest and other financial expenses.

As a result of the above, net financial items for 2020 were a net loss of DKK 409 million, as compared to a net gain of DKK 221 million

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for 2019. The decrease in net financial items was driven primarily by an increase in net realized and unrealized exchange rate losses driven by foreign exchange movements which negatively impacted our U.S. denominated portfolio and cash holdings, partly offset by an increase in net realized and unrealized gains on other investments related to the change in fair value of Genmab's investment in common shares of CureVac. Please refer to note 4.2 for additional information regarding foreign currency risk and note 4.5 for additional information regarding the net financial items.

Corporate Tax

Corporate tax expense was DKK 1,146 million in 2020 compared to DKK 693 million in 2019, corresponding to an effective tax rate of 19% for 2020 and 24% in 2019. The effective tax rate decreased in 2020 as a result of the utilization of prior year tax benefits. In 2019, a discrete tax benefit of DKK 29 million was realized through the use of prior year tax benefits. Please refer to note 2.4 for additional information regarding the corporate tax and deferred tax assets including management's significant judgements and estimates.

Net Result

Net result for 2020 was DKK 4,758 million compared to DKK 2,166 million in 2019. The increase of DKK 2,592 million, or 120%, was driven by the items described above.

Cash Position and Cash Flow

Liquidity and Capital Resources

Cash Position (DKK million)	2020	2019
Cash and cash equivalents	7,260	3,552
Marketable securities	8,819	7,419
Cash position	**16,079**	**10,971**

As of December 31, 2020, cash, cash equivalents and marketable securities (cash position) amounted to DKK 16,079 million, an increase of DKK 5,108 million from the beginning of 2020. The increase was primarily driven by the upfront payment of USD 750 million (DKK 4,911 million) related to the AbbVie collaboration, and DARZALEX® milestones achieved in the fourth quarter of 2019, which were received in 2020.

As of December 31, 2020, Genmab's USD denominated cash, cash equivalents and marketable securities represented 83% of Genmab's cash position compared to 74% as of December 31, 2019 driven by the increased investment in United States government bonds and treasury bills.

As of December 31, 2020, DKK 7,260 million, as compared to DKK 3,552 million as of December 31, 2019, was held as cash and cash equivalents, and DKK 8,819 million, as compared to DKK 7,419 million as of December 31, 2019, was held as liquid investments in short-term government and other debt instruments.

Cash and cash equivalents included short-term marketable securities of DKK 2,206 million at the end of December 2020, compared to DKK 668 million at the end of December 2019. In accordance with Genmab's accounting policy, securities purchased with a maturity of less than three months at the date of acquisition are classified as cash and cash equivalents.

Genmab requires cash to meet our operating expenses and capital expenditures. We have funded our cash requirements since inception, including through December 31, 2020, primarily with equity financing, upfront payments and royalty and milestone payments from our partners.

Genmab expects to continue to fund a significant portion of our development costs for proprietary product candidates as well as planned commercialization activities with funds received from royalties and milestone payments from partners.

Genmab's expenditures on current and future pre-clinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion. In order to advance our product candidates toward commercialization, the product candidates are tested in numerous pre-clinical safety, toxicology and efficacy studies. Genmab then conducts clinical trials for those product candidates that take several years or more to complete. The length of time varies substantially based upon the type, complexity, novelty and intended use of a product candidate. The cost of clinical trials may vary significantly over the life of a project as a result of a variety of factors, including: the number of patients required in the clinical trials; the length of time required to enroll trial participants; the number and location of sites included in the trials; the costs of producing supplies of the product candidates needed for clinical trials and regulatory submissions; the safety and efficacy profile of the product candidate; the use of CROs to assist with the management of the trials; and the costs and timing of, and the ability to secure, regulatory approvals.

Genmab's expenses also fluctuate from period to period based on the degree of collaborative activities, timing of manufacturing campaigns, numbers of patients enrolled in clinical trials and the outcome of each clinical trial event. As a result, the Company is unable to determine with any degree of certainty the anticipated completion dates, duration and completion costs of research and development projects, or when and to what extent Genmab will receive cash inflows from the commercialization and sale of any product candidates. The Company also cannot predict the actual amount or timing of future royalties and milestone payments, and these may differ from estimates.

Genmab expects to make additional capital outlays and to increase operating expenditures over the next several years as the Company hires additional employees, supports pre-clinical development, manufacturing, clinical trial activities and product collaborations. As spending increases on research and development and pre-commercialization activities related to product collaborations,

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Financial Review

Genmab may be required to make certain capital outlays against which Genmab expects to receive reimbursement revenue to the extent the outlay exceeds Genmab's share under the applicable collaboration agreement. The Company expects that the time-lag between the expenditure by us, on the one hand, and the reimbursement by a partner of its relevant share, on the other hand, will increase Genmab's working capital needs. To the extent the Company's capital resources are insufficient to meet future capital requirements, Genmab will need to finance operating requirements and cash needs through public or private equity offerings, debt financings, or additional corporate collaboration and licensing arrangements.

Cash Flows

The following table provides information regarding Genmab's cash flow for 2020 and 2019.

Cash Flow

(DKK million)	2020	2019
Cash provided by operating activities	6,433	1,326
Cash (used in) investing activities	(2,351)	(1,983)
Cash provided by financing activities	71	3,660
Increase in cash and cash equivalents	**4,153**	**3,003**

Cash inflow from operating activities for 2020 was DKK 6,433 million, as compared to DKK 1,326 million in 2019. The increase of DKK 5,107 million was primarily related to the upfront payment from AbbVie included in our operating result as it was collected in July 2020, and higher positive working capital adjustments in 2020 related to DARZALEX® milestones achieved in the fourth quarter of 2019 that were received in 2020. Working capital fluctuations, reversal of net financial items, and adjustments related to non-cash transactions, all of which may be highly variable period to period, also contributed to the variation.

Cash outflow from investing activities for 2020 was DKK 2,351 million, as compared to DKK 1,983 million in 2019. The increase of DKK 368 million, or 19%, primarily reflects differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the investment in intangible and tangible assets. Purchases of marketable securities exceeded sales and maturities in both 2020 and 2019, which has resulted in significant growth in the marketable securities portion of the cash position.

Cash inflow from financing activities for 2020 was DKK 71 million, as compared to DKK 3,660 million in 2019. The decrease of DKK 3,589 million, or 98%, was primarily related to net proceeds from the issuance of new shares in connection with the public offering and listing of American Depository Shares (ADSs) on the Nasdaq Global Select Market of DKK 3,635 million in July of 2019. Exercise of warrants, lease payments and payment of withholding taxes on behalf of employees on net settled RSUs, also contributed to the variation.

Marketable securities are invested in highly secure, liquid and conservative investments with short effective maturity. As of December 31, 2020, 99% of our marketable securities had an AA rating or higher from Moody's, S&P, or Fitch compared to 100% as of December 31, 2019. The weighted average effective duration was approximately 0.8 years as of December 31, 2020 (2019: 1.1 years). Please refer to notes 4.2 and 4.4 for additional information regarding our financial risks and marketable securities.

Balance Sheet

As of December 31, 2020, total assets were DKK 21,143 million, compared to DKK 15,144 million as of December 31, 2019. As of December 31, 2020, assets were mainly comprised of the cash position of DKK 16,079 million and current receivables of DKK 2,463 million. The receivables consist primarily of amounts related to royalties and milestones from our collaboration agreements and non-interest bearing receivables, which are due less than one year from the balance sheet date. The credit risk on receivables is considered to be limited. Please refer to note 3.5 for additional information regarding receivables.

As of December 31, 2020, total liabilities were DKK 2,022 million compared to DKK 1,096 million on December 31, 2019. The increase in total liabilities of DKK 926 million was primarily driven by an increase in deferred revenue of DKK 513 million related to the AbbVie collaboration and an increase in other payables related to our research and development programs.

Shareholders' equity as of December 31, 2020 equaled DKK 19,121 million compared to DKK 14,048 million at December 31, 2019. The increase was driven primarily by net income and the issuance of shares related to share-based compensation plans. On December 31, 2020, Genmab's equity ratio was 90% compared to 93% as of December 31, 2019.

68 2020 Annual Report / Management's Review / Our Business / Financial Review

Table of Contents Management’s Review Financial Statements Shareholders and Share Information Ownership Genmab is dual listed on the Nasdaq Copenhagen A/S and the Nasdaq Global Select Market in the U.S. under the symbol GMAB. Our communication with the capital markets complies with the disclosure rules and regulations of these exchanges. As of December 31, 2020, the number of registered shareholders totaled 69,738 shareholders holding a total of 64,234,589 shares, which represented 98% of the total share capital of 65,545,748. The following table shows share data as of December 31, 2020. Share Data Denmark U.S. Number of shares at December 31, 2020 65,545,748 4,795,379 (represented by 47,953,790 ADSs) Listing Nasdaq Copenhagen Nasdaq Global Select Market, New York Ticker Symbol GMAB GMAB The following shareholders are registered in Genmab’s register of shareholders as being the owner of a minimum of 5% of the voting rights or a minimum of 5% of the share capital (one share equals one vote) as of December 31, 2020: Index Membership OMX Nordic Large Cap Index OMX Copenhagen Benchmark Index OMX Copenhagen 25 Index (OMXC25) Nasdaq Biotech Index • BlackRock, Inc., 55 East 52nd Street, New York, New York 10055, United States of America (7.3%) • Artisan Partners Limited Partnership, 875 E. Wisconsin Ave, Suite 800, Milwaukee, Wisconsin 53202, United States of America (6.49%) Stock Performance Comparison YTD 2020 (Index 100 = stock price on December 31, 2019) Geographical Shareholder Distribution* 1 0 160 Shareholders registered in the Company’s shareholder registry may sign up for electronic shareholder communications via Genmab’s investor portal. The investor portal can be accessed at Genmab’s website www.genmab.com. Electronic shareholder communication enables Genmab to, among other things, quickly and efficiently call general meetings. 14% USA Denmark Switzerland UK Netherlands Luxembourg Belgium Other** 2 140 46% 19 120 100 17% The charts on the right illustrate the performance of the Genmab share during 2020 and the geographical distribution of our share-holders. As of December 31, 2020 Genmab’s shares closed at DKK 2,463.00 and ADSs closed at USD 40.66. Please refer to note 4.7 for additional information regarding Genmab’s share capital including authorizations to issue shares and purchase its own shares. 0 * Based on figures from the internal shareholder register per December 31, 2019 and December 31, 2020 ** “Other” includes shares held in other countries and shares not held in nominee accounts, including OTC traded shares 60 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Genmab OMXC25 Index Nasdaq Biotech Index 69 2020 Annual Report / Management’s Review / Our Business / Shareholders and Share Information

Table of Contents Management’s Review Financial Statements Shareholders and Share Information American Depositary Receipt (ADR) Program Genmab has a sponsored Level 3 ADR program with Deutsche Bank Trust Company Americas. An ADS is a share certificate representing ownership of shares in a non-U.S. corporation. ADSs issued under Genmab’s ADR Program are quoted and traded in U.S. dollars on the Nasdaq Global Select Market in the United States. Ten Genmab ADSs correspond to one Genmab ordinary share. Genmab’s ADR ticker symbol is GMAB. For more information on Genmab’s ADR Program, visit https://ir.genmab.com/adr-program#content. Contact: Marisol Peron Senior Vice President, Global Investor Relations and Communications T: +1 609 524 0065; E: mmp@genmab.com Virtual Annual General Meeting Due to the COVID-19 pandemic, Genmab’s Annual General Meeting will be wholly virtual. The event will be held on April 13, 2021 at 2:00 PM CEST. Further details will be included in the notice to convene the Annual General Meeting. For Investor Relations: Andrew Carlsen Senior Director, Head of Investor Relations T: +45 3377 9558; E: acn@genmab.com Financial Calendar for 2021 Annual General Meeting 2021 Tuesday, April 13, 2021 Publication of the Interim Report for the first quarter 2021 Wednesday, May 5, 2021 Investor Relations (IR) Genmab’s Investor Relations and Communications department aims to ensure relevant, accurate and timely information is available to our investors and the financial community. We maintain an ongoing dialogue with sell-side equity analysts, as well as major institu-tional and retail shareholders. A list of the current analysts covering Genmab can be found at our website along with financial reports, company announcements, current presentations, fact sheets and other downloads. Publication of the Interim Report for the first half 2021 Wednesday, August 11, 2021 Publication of the Interim Report for the first nine months 2021 Wednesday, November 3, 2021 70 2020 Annual Report / Management’s Review / Our Business / Shareholders and Share Information

Table of Contents Management’s Review Financial Statements Management’s Review Environmental, Social, and Governance The Board of Directors and Senior Leadership at Genmab are committed to Genmab’s business-driven CSR strategy as well as its efforts to build a sustainable organization that meets ESG criteria of relevance to its business operations. Environmental, Social, and Governance 72 Commitment to Building a Sustainable and Socially Responsible Biotech Corporate Social Responsibility and Sustainability Commitments Human Capital Management Stakeholder Engagement Corporate Governance Board of Directors Senior Leadership 73 75 76 78 80 83 71 2020 Annual Report / Management’s Review / Environmental, Social, and Governance

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Commitment to Building a Sustainable and Socially Responsible Biotech

Genmab's activities are anchored in the company's **core purpose "to improve the lives of patients by creating and developing innovative antibody products,"** thus creating value over the long term not only for its employees and shareholders, but also for patients who may benefit from Genmab's innovation. Through our reports on Governance, CSR and Compensation, Genmab has established a framework to set goals and track our performance against these goals. As the reporting of sustainability metrics continues to evolve over the years, Genmab has and will continue to adapt and improve its metrics and disclosures.

In 2020, Genmab embarked upon a more focused, business-driven CSR strategy to steer our efforts. Highlights include committing to and aligning our current activities with the most relevant UN Sustainable Development Goals (UNSDGs). We have determined to commit to Goals 3, 5 and 8, which most closely align with our business. Additionally, we defined the key ESG-related activities and disclosures relevant to our business and launched our first sustainability working group.

The year 2020 also posed unprecedented global challenges with the COVID-19 pandemic, which highlighted the importance of science-driven innovation to help solve the world's most pressing issues and which revealed just how interconnected we are as a society. This interdependence reinforces how critically important it is for businesses to operate in a socially responsible and sustainable manner. Genmab's core values have guided our teams to remain focused on delivering on our inspirational 2025 Vision.

As a leading international biotechnology company, Genmab has high standards for reporting requirements. Genmab's core values and vision are the foundation for its commitment to building a sustainable and socially responsible biotech company.

86% Employee engagement score

Employee led sustainability working group launched

50 Among 50 European companies in Goldman Sachs Womenomics Index

220+ More than 220 new colleagues hired in 2020

Launch of Diversity & Inclusion Council

Strengthened commitment to CSR

Gender Diversity

	Genmab Group	Director level and above	Below director level
Female	58% (59% in 2019)	49% (52% in 2019)	62% (63% in 2019)
Male	42% (41% in 2019)	51% (48% in 2019)	38% (37% in 2019)

Below are some examples of Genmab's CSR and ESG initiatives:

Commitment to Business Ethics

The Board of Directors has established and appointed a Compensation Committee, an Audit and Finance Committee, a Nominating and Corporate Governance Committee and a Scientific Committee.

Genmab adheres to its Code of Conduct, which sets high ethical standards for all Genmab employees and the Board of Directors, and promotes and enforces the principles around anti-bribery and anti-corruption: https://ir.genmab.com/code-conduct#content

Commitment to the Environment

One of the first laboratories in the Netherlands to obtain a BREEAM Excellent certification.

https://ir.genmab.com/corporate-social-responsibility#content

Commitment to Diversity and Inclusion

Beyond the introduction of a diversity and inclusion related set of training courses (including Unconscious Bias and Cross-Cultural Diversity), we committed to hiring a leader of Diversity and Inclusion for the organization to drive even greater awareness and impact going into 2021.

COVID-19 Response to Employee Wellbeing

During 2020, the COVID-19 Response Team, led by Genmab's CEO, developed a strategic plan that offered clear guidance to employees based on global and local government and health agencies. All major safety protocols were reviewed and enhanced to ensure a hygienic and safe work environment.

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Table of Contents Management’s Review Financial Statements Corporate Social Responsibility and Sustainability Commitments The Board of Directors and Senior Leadership at Genmab are committed to Genmab’s business-driven CSR strategy, which focuses on four main areas: Our vision — “By 2025 our own product has transformed cancer treatment and we have a pipeline of knock-your-socks-off antibodies” — inspires and motivates us to find new ways to improve healthcare and quality of life for patients and their families. We are pioneers committed to creating differentiated antibody products that have the potential to provide new treatment options to patients with life threatening and debilitating diseases. Genmab embraces its responsibility to society and is pleased to join the effort to progress the United Nations Sustainable Development Goals. In 2020, we reviewed our CSR focus areas and related activities to determine which SDGs were most closely aligned with our business and determined to commit to Goals 3, 5 and 8. We will continue to assess our business operations in relation to all of the SDGs. We have dedicated more than 20 years to better understanding cancer and its impact on patients’ lives and we embrace our responsibility to ensure our actions not only benefit our main stakeholders — patients, shareholders and employees — but also society as a whole. With our core values and vision in mind, being socially responsible is fundamental to the way we do business at Genmab. Employee well-being, including health, safety and development Environment including waste management and recycling In carrying out our business we strive to comply with all relevant laws, standards and guidelines. We also consider the well-being of our employees a top priority, and we minimize our impact on the environment to the extent possible. We have high ethical standards and aim to conduct business with companies and within countries that share our ethics and respect the protec-tion of internationally proclaimed human rights. As we conduct business in a highly regulated industry, we have chosen not to implement a specific human rights policy. It is important to us, however, to support and respect the protection of inter-nationally proclaimed human rights through other policies that address responsible supply chain management, ethical procedures, health and safety procedures and issues regarding access to medicine. Genmab strives to only conduct clinical trials in markets where a drug is planned to become available. Furthermore, Genmab does not employ child labor. Business ethics and transparency Ethics in relation to pre-clinical and clinical studies 73 2020 Annual Report / Management’s Review / Environmental, Social, and Governance / Corporate Social Responsibility and Sustainability Commitments Goal 3 Good Health and Well-Being Ensure healthy lives and promote well-being for all at all ages Genmab is dedicated to using science-driven innovation to improve the lives of patients with cancer and their families. In addition to the resources we dedicate to research and development, we are committed to our employees’ well-being and have benefits and programs in place to support them. Additionally, we seek to support and be part of health-related initiatives in the communities where we operate.

Table of Contents Management’s Review Financial Statements Corporate Social Responsibility and Sustainability Commitments We also benchmarked and examined our ESG activities, policies and disclosures to build a sustainable organization that meets ESG criteria of relevance to our business operations. We have adopted the SASB framework and will follow its guidelines to disclose critical measurements on ESG activities of relevance to our business opera-tions. As we further execute on our CSR strategy and build programs that have an impact on our stakeholders, we will be guided by the following tenets: Our CSR Committee, chaired by Genmab’s CEO, is comprised of representatives from our human resources, investor relations and communications, legal, compliance and research and development functions. The committee ensures that Genmab carries out its CSR activities effectively and communicates them clearly and openly. In 2021, we will continue to move our CSR efforts forward, look for opportunities to further integrate ESG into our strategic planning and risk manage-ment processes, monitor ESG matters of relevance to our business operations and establish clear goals to measure our performance. • We use our world-class knowledge in innovative antibody technologies to develop cancer treatments that have a positive impact on patients and society. • We care for our employees’ health, well-being, safety and development and promote a collaborative culture that fosters passion for innovation, integrity and respect. We believe that diversity and inclusion are fundamental to achieving our vision and are committed to championing a corporate culture that accepts and promotes uniqueness and empowers each team member to bring their authentic self to work in a safe, open and respectful environment. • We operate our business with the utmost integrity by always doing what is right, and incorporating compliance, ethics and transparency into our business practices, policies and procedures. We maintain a highly ethical organization by promoting our Code of Conduct to employees and by engaging with partners and suppliers committed to the same level of ethics in their operations. • We aim to reduce our impact on the environment by refining our processes and incorporating best practices into our operations to reduce our environmental footprint, minimize waste and decrease use of hazardous material. • We monitor and evaluate targets for ESG activities, measure our impact and communicate our progress. Genmab’s statutory report on CSR for the financial year 2020 cf. Section 99 a of the Danish Financial Statements Act can be found on the company’s website, including additional information about policies, progress made during 2020 and expected activities for 2021. 74 2020 Annual Report / Management’s Review / Environmental, Social, and Governance / Corporate Social Responsibility and Sustainability Commitments Goal 8 Decent Work and Economic Growth Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all Genmab’s work is driven by innovation and conducted by employees who are highly skilled at and dedicated to their individual roles. We pay all of our employees a living wage and provide a safe, stimulating, and secure working environ-ment. Additionally, Genmab contributes to the life sciences ecosystem by collaborating with academia, biotech and pharma companies, and other innovators to advance therapies against cancer and other diseases. Goal 5 Gender Equality Achieve gender equality and empower all women and girls Genmab continues to be a leader in gender diversity among our peers. We have a female representation in “Director-level and above” of 49 percent and are proud that four of our nine members of the Board of Directors are female, including the Chair and Deputy Chair. Our strong standing in gender balance and relatively high share of women at all levels led to Genmab’s inclusion in the newly published Goldman Sachs “Womenomics” share index of the 50 European companies that rank the highest in gender equality.

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Human Capital Management

Employees are Genmab's most important resource and we strive to attract and retain the most qualified people to fulfill our core purpose. Genmab's goal is to develop and retain value in our own products which could one day transform cancer treatment. At Genmab, our core purpose, together with our core values, guides and inspires employees in their everyday work.

Our Core Purpose

To improve the lives of patients with cancer by creating and developing innovative and differentiated antibody products. It is our reason for being.

Core Values

Passion for innovation

Determined — being the best at what we do

Integrity — we do the right thing

Work as one team and respect each other

Teamwork and respect are central pillars of Genmab's culture, and we therefore ensure an inclusive, open and supportive professional work environment across our international locations. We believe that fostering workplace diversity across social, educational, cultural, national, age and gender lines is a prerequisite for the continued success of the company. We are committed to diversity at all levels of the company and strive to recruit employees with the right skills and competences, regardless of gender, age, ethnicity and other differences.

Skill, knowledge, experience and employee motivation are essential to Genmab as a biotech company. The ability to organize our highly skilled and very experienced employees at all levels of the organization into interactive teams is a key factor in achieving our goals and ensuring Genmab's success. Genmab's teams are very experienced in the pharmaceutical and biotechnology industry.



Key Employee Information

Male/Female Ratios	2020		2019	
	Male	Female	Male	Female
Genmab Group	42%	58%	41%	59%
Director level and above	51%	49%	48%	52%
Below director level	38%	62%	37%	63%
Annual promotions	53%	47%	44%	56%

Other Employee Information

	2020	2019
FTE at the end of the year	781	548
Research and development FTE	647	468
Administrative FTE	134	80
FTE in Denmark at the end of the year	210	154
FTE in Netherlands at the end of the year	326	268
FTE in US at the end of the year	227	125
FTE in Japan at the end of the year	18	1
Employee turnover[1]	8%	8%
Employee absence[2]	2%	3%

1. Employee turnover percentage is calculated by the FTE voluntarily leaving since the beginning of the year divided by the average FTE
2. The rate of absence is measured as absence due to the employee's own illness, pregnancy-related sick leave and occupational injuries and illnesses compared with a regional standard average of working days in the year, adjusted for holidays

75 2020 Annual Report / Management's Review / Environmental, Social, and Governance / Human Capital Management

Table of Contents Management’s Review Financial Statements Stakeholder Engagement As an international dual-listed company, Genmab has many stakeholders with an interest into how we conduct our business. We can only be successful if we continually engage and maintain relationships with these stakeholders. This is accomplished in a variety of ways, including direct interactions, participation in industry groups and employee engagement surveys. Some of Genmab’s key stakeholder groups and the ways we interact with them are highlighted here. Our Research Collaborators Genmab collaborates with a wide range of parties from large pharmaceutical companies to academic institutions. These are not collaborations with just any partner, but with particularly complementary partners in terms of technologies, capabilities and knowledge. Why are They Important to Us? Collaborations across the ecosystem of pharma, biotech and academia help us to create innova-tive next-generation antibody products and potentially make them available to patients faster. Key Areas of Our Strategy • Focus on core competence • Turn science into medicine • Build a profitable and successful biotech How do We Engage with Them? Our methods of engagement vary from co-development of programs, licensing of our tech-nology, involvement in clinical trials and indirectly, through our work with industry groups. Our list of research collaborations is extensive. In addition to large pharmaceutical and biotechnology companies, we work with innovative companies like Tempus, which has built the world’s largest library of clinical and molecular data. We collaborated on the tisotumab vedotin innovaT V 204 study with the European Network of Gynecological Oncological Trial Groups and Gynecologic Oncology Group, and we belong to industry groups such as Holland Bio, BioNJ and the Confederation of Danish Industry. 76 2020 Annual Report / Management’s Review / Environmental, Social, and Governance / Stakeholder Engagement

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Stakeholder Engagement

Our People

The health, well-being, safety and development of Genmab's employees is a top priority for the organization.

Why are They Important to Us?

Our talented employees are the cornerstone of our success and fundamental to achieving our 2025 Vision.

Key Area of Our Strategy

- Focus on core competence
- Turn science into medicine
- Build a profitable and successful biotech

How do We Engage with Them?

We create an atmosphere that fosters individual empowerment and development via an environment that allows employees to achieve their maximum potential and transform their skills into real value for patients.

In 2020 we conducted a global employee engagement survey assessing 14 proven engagement drivers across the rapidly transforming enterprise. Our overall scoring significantly outpaced industry benchmarks and highlighted key opportunities to drive even higher engagement in the future. A structured workplan was created to improve engagement even further across our rapidly evolving enterprise.

Our Shareholders and Investors

Genmab has a diverse shareholder base, with investors in the company coming from across the spectrum of both size and location.

Why are They Important to Us?

The support of Genmab's investors is essential to the success of the company as we grow into a fully integrated biotech innovation powerhouse.

Key Area of Our Strategy

- Build a successful and sustainably profitable biotech

How do We Engage with Them?

We communicate in an open and transparent way about our business, financial results, development programs and scientific results through company announcements, investor meetings and company presentations.

During 2019 and 2020 we undertook an extensive outreach program, reaching out to proxy advisors and to shareholders representing over 40% of the Genmab's outstanding common stock. The discussions were robust and the perspectives we heard were diverse. In response to the shareholder feedback we received during this outreach, we committed to making constructive changes. Included in the 2020 Compensation Report is a summary of shareholders' key concerns and our plans to address them.

77 2020 Annual Report / Management's Review / Environmental, Social, and Governance / Stakeholder Engagement

Contents

2020 Annual Report / Management’s Review / Environmental, Social, and Governance / Corporate Governance

Corporate Governance

Genmab works diligently to improve its guidelines

and policies for corporate governance, taking into

account the recent trends in international and

domestic requirements and recommendations.

Genmab’s commitment to corporate governance

is based on ethics and integrity and forms the

basis of its effort to strengthen the confidence

that existing and future shareholders, partners,

employees and other stakeholders have in Genmab.

The role of shareholders and their interaction with

Genmab is important. Genmab believes that open

and transparent communication is necessary to

maintain the confidence of Genmab’s shareholders

and achieves this through company announcements,

investor meetings and company presentations.

Genmab is committed to providing reliable and

transparent information about its business, financial

results, development programs and scientific results

in a clear and timely manner.

All Danish companies listed on the Nasdaq Copenhagen exchange are required to disclose in their annual reports how they address the Recommendations for Corporate Governance issued by the

Committee on Corporate Governance in November 2017 (the

“Recommendations”), applying the “comply-

or-explain”

principle.

Genmab follows the vast majority of the Recommendations,

although specific sub-areas have been identified where

Genmab’s corporate governance principles differ from the

Recommendations:

• The Recommendations provide that according to a company’s

takeover contingency procedures, the Board of Directors shall not attempt to counter a takeover bid without the acceptance of the general meeting. Genmab does not have such a restriction in its takeover contingency procedures and retains the right in certain circumstances to reject takeover bids without consulting the shareholders. Genmab believes this provides the Board of

Directors with the needed flexibility to best respond to takeover bids and to negotiate with bidders; retaining this flexibility helps the Board of Directors meet its objectives in protecting and creating value in the interest of the shareholders. Actions will be determined on a case-by-case basis with due consideration to the interests of the shareholders and other stakeholders.

• The Recommendations provide that the total value of the

remuneration relating to the notice period, including severance pay, does not exceed two years of remuneration, including

all components of the remuneration. In the event Genmab

terminates the service agreements with each member of

the Executive Management team without cause, Genmab

is obliged to pay the Executive Management member his/

her existing salary (including benefits) for one or two years after the end of the one-year notice period. Also, in the

event of termination by Genmab (unless for cause) or by a

member of the Executive Management as a result of a change

of control of Genmab, Genmab is obliged to pay a member

of the Executive Management compensation equal to his/her

existing total salary (including benefits and a bonus) for up to two years in addition to the notice period. Depending on

the circumstances, termination payments to members of the

Executive Management could therefore exceed two years of

remuneration. The Board of Directors is, however, considering amending the Remuneration Policy to specify that the total

value of the remuneration relating to the notice period for new members of Executive Management cannot exceed two years

of remuneration, including all components of the remuneration,

as defined by the Recommendations.

Genmab publishes its statutory report on Corporate Governance for the financial year 2020 cf. Article 107 b of the Danish Financial

Statements Act (“Lovpligtig redegørelse for virksomhedsledelse

jf. årsregnskabslovens § 107 b”) on the company’s website,

including a detailed description of the Board of Directors’ consideration in respect of all the Recommendations. The statutory

report on Corporate Governance can be found on Genmab’s

website https://ir.genmab.com/corporate-governance.

The Board Of Directors

The Board of Directors plays an active role within Genmab in setting the strategies and goals for Genmab and monitoring the operations and results of the company. Board duties include

establishing policies for strategy, accounting, organization and finance and the appointment of Executive Management members.

The Board of Directors also assesses Genmab’s capital and share structure and is responsible for approving share issues and the grant of warrants and RSUs.

Table of Contents Management’s Review Financial Statements Corporate Governance Board Committees To support the Board of Directors in its duties, the Board of Directors has established and appointed a Compensation Committee, an Audit and Finance Committee, a Nominating and Corporate Governance Committee and a Scientific Committee. These committees are charged with reviewing issues pertaining to their respective fields that are due to be considered at board meetings. Written charters specifying the tasks and responsibili-ties for each of the committees are available on Genmab’s website www.genmab.com. Remuneration Policy A Remuneration Policy applying to the compensation of members of the Board of Directors and the Executive Management of Genmab A/S has been prepared in accordance with Sections 139 and 139a of the Danish Companies Act and considered and adopted by the 2020 Annual General Meeting pursuant to the Danish Companies Act (in Danish “Selskabsloven”). Disclosure Regarding Change of Control The Danish Financial Statements Act (Section 107 a) contains rules relating to listed companies with respect to certain disclosures that may be of interest to the stock market and potential takeover bidders, in particular in relation to disclosure of change of control provisions. For information on change of control clauses in our collaboration, development and license agreements as well as certain service agreements with the Executive Management and employees, please refer to note 5.5. Change of control clauses related to our warrant and RSU programs are outlined in note 4.6. The Remuneration Policy contains an exhaustive description of the remuneration components for members of the Board of Directors and the Executive Management and includes the reasons for choosing the individual components of the remuneration and a description of the criteria on which the balance between the individual components of the remuneration is based. The latest version, which was adopted by the General Meeting in 2020, can be downloaded from Genmab’s website https://ir.genmab.com/ governance/compensation#content. For more details on the work and composition of the Board of Directors and its committees, reference is made to the statutory report on Corporate Governance. More information on share capital is included in note 4.7. Unless otherwise provided in the Danish Companies Act, the adoption of any resolution to amend Genmab A/S’ articles of association shall be subject to the affirmative vote of not less than two thirds of the votes cast, as well as of the voting share capital represented at the general meeting. Genmab A/S’ entire articles of association can be found on our website www.genmab.com. Compensation Report In accordance with the Recommendations, Genmab has prepared a compensation report for the financial year 2020 that includes information on the total remuneration received by each member of the Board of Directors and the Executive Management from Genmab A/S and other Group companies for the last three years, including information on the most important content of retention and resignation arrangements and the correlation between the remuneration and company strategy and relevant related goals (the “Compensation Report”). The Compensation Report can be found on Genmab’s website https://ir.genmab.com/governance/ compensation#content. 79 2020 Annual Report / Management’s Review / Environmental, Social, and Governance / Corporate Governance

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Board of Directors



Deirdre P. Connelly
Hispanic/American, 60, Female

Board Chair (Independent, elected by the General Meeting); Chair of the Compensation Committee, Member of the Audit and Finance Committee and the Nominating and Corporate Governance Committee

First elected 2017, current term expires 2021

Special Competences
More than 30 years' experience as a corporate leader and extensive experience in corporate governance as a board member. Comprehensive experience with business turnaround, corporate culture transformation, product launch and talent development. Successfully directed the launch of more than 20 new pharmaceutical drugs. Former President, North America Pharmaceuticals for GlaxoSmithKline.

Current Board Positions
Corporate Governance Committee Chair: Lincoln Financial Corporation

Audit Committee Member: Lincoln Financial Corporation

Compensation and Development Committee Member: Macy's Inc.

Nominating and Governance Committee Member: Macy's Inc.



Pernille Erenbjerg
Danish, 53, Female

Deputy Chair (Independent, elected by the General Meeting); Chair of the Audit and Finance Committee, Member of the Nominating and Corporate Governance Committee

First elected 2015, current term expires 2021

Special Competences
Senior executive management and broad business experience from the telecoms, media and tech industries. Extensive experience with transformation of large and complex companies, including digital transformations and digitally based innovation. Comprehensive all-round background within finance including extensive exposure to stock markets, equity and debt investors. Certified Public Accountant background (no longer practicing). Responsible for major transformation processes in complex organizations including M&A. Former CEO and President of TDC A/S. Due to her experience and background within accounting, Pernille Erenbjerg qualifies as an audit committee financial expert.

Current Board Positions
Deputy Chair: Millicom

Member: Nordea AB

Chair of Remuneration Committee: Millicom
Audit Committee Member: Millicom, Nordea AB

Operations and Sustainability Committee Member: Nordea AB



Anders Gersel Pedersen, M.D., Ph.D.
Danish, 69, Male

Board Member (Non-independent, elected by the General Meeting); Chair of the Nominating and Corporate Governance Committee, Member of the Scientific Committee and the Compensation Committee

First elected 2003, current term expires 2021

Special Competences
Business and management experience in the pharmaceutical industry, including expertise in clinical research, development, regulatory affairs and product life cycle management. Former Executive Vice President of Research & Development of H. Lundbeck A/S.

Current Board Positions
Chairman: Aelis Farma

Deputy Chairman: Bavarian Nordic A/S

Member: Hansa Medical AB, Bond 2 development 2 GP limited

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Table of Contents | Management's Review | Financial Statements

Board of Directors



Paolo Paoletti, M.D.

Italian (U.S. Citizen), 70, Male

Board Member (Independent, elected by the General Meeting); Chair of the Scientific Committee, Member of the Compensation Committee

First elected 2015, current term expires 2021

Special Competences
Extensive experience in research, development and commercialization in the pharmaceutical industry. Successfully conducted submissions and approvals of new cancer drugs and new indications in the USA and in Europe. Responsible for seven new medicines for cancer patients during his 10 years at GlaxoSmithKline and one new cancer medicine during his time at Eli Lilly.

Current Position, Including Managerial Positions
CEO for GammaDelta Therapeutics Limited

Current Board Positions
Member: PsiOxus Therapeutics Limited

Member: FORMA Therapeutics



Rolf Hoffmann

German, 61, Male

Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee, and the Scientific Committee

First elected 2017, current term expires 2021

Special Competences
Extensive international management experience with expertise in creating and optimizing commercial opportunities in global markets. Additional expertise in P&L management, governance and Corporate Integrity Agreement Management, compliance and organizational efficiency. Over 20 years' experience in the international pharmaceutical and biotechnology industries at Eli Lilly and Amgen.

Current Position, Including Managerial Positions
Adjunct Professor Strategy and Entrepreneurship, University of North Carolina Business School

Current Board Positions
Chairman: Biotest AG

Member: EUSA Pharma, Inc., Paratek Pharmaceuticals, Inc. and Shield Therapeutics plc



Jonathan Peacock

British, 62, Male

Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee, and the Compensation Committee

First elected 2020, current term expires 2021

Special Competences
Extensive experience in corporate finance, strategy and international expansion in the pharmaceutical industry. Involved in several large and small acquisitions and partnerships of commercial, pipeline and research assets covering diverse global markets as CFO at Novartis Pharma and CFO at Amgen. Jonathan Peacock holds a degree in Economics, is a chartered accountant and has a background as a partner at McKinsey and Price Waterhouse.

Current Board Positions
Chairman: Bellerophon Therapeutics Inc

Member: Avantor Inc, W20 Group

Trustee: Natural History Museum of Los Angeles

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Board of Directors



Peter Storm Kristensen

Danish, 46, Male

Board Member (Non-independent, elected by the employees)
First elected 2016, current term expires 2022

Special Competences
Broad legal experience within the pharmaceutical industry with specialty in corporate law, securities law, human resources law as well as drafting and negotiating contracts in general.

Current Position, Including Managerial Positions
Director, Legal Lead Corporate at Genmab



Mijke Zachariasse, Ph.D.

Dutch, 47, Female

Board Member (Non-independent, elected by the employees)
First elected 2019, current term expires 2022

Special Competences
Broad experience in people and business management in the natural sciences sector. Specific expertise in building strategic partnerships across sectors, financial and fund management and setting research strategies in the academic sector.

Current Position, Including Managerial Positions
Director, Protein Production and Chemistry at Genmab



Rima Bawarshi Nassar

Palestinian-Lebanese (U.S. Citizen), 67, Female

Board Member (Non-independent, elected by the employees)
First elected 2020, current term expires 2022

Special Competences
Extensive expertise in global regulatory affairs and solid understanding and knowledge of drug research and development. Over 30 years' experience in international pharmaceutical and biotechnology industries in various therapeutic areas and roles. Successful product submissions and approvals with optimal labeling. Experience in strategic leadership, management and talent development.

Current Position, Including Managerial Positions
Vice President, Head of Global Regulatory Affairs— Oncology

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Table of Contents
Management's Review
Financial Statements

Senior Leadership



Jan G. J. van de Winkel, Ph.D.
Dutch, 59, Male

President & Chief Executive Officer

Special Competences
Extensive antibody creation and development expertise, broad knowledge of the biotechnology industry and executive management skills.

Current Board Positions
Chairman: Hookipa Pharma

Member: Leo Pharma, Omega Alpha SPAC



Anthony Pagano
American, 43, Male

Executive Vice President & Chief Financial Officer

Special Competences
Significant knowledge and experience in the life sciences industry particularly as relates to corporate finance, corporate development, strategic planning, general management, treasury, accounting and corporate governance.



Anthony Mancini
Canadian-Italian, 50, Male

Executive Vice President & Chief Operating Officer

Special Competences
Significant expertise and experience in the life sciences industry across strategic and operational leadership roles; commercialization & launch, strategic planning, partnerships/alliances, general management, leading large Biopharma P&Ls and organizations.



Judith Klimovsky, M.D.
Argentinian (U.S. Citizen), 64, Female

Executive Vice President & Chief Development Officer

Special Competences
Extensive expertise in oncology drug development from early clinical stages through to marketing approval, experience in clinical practice and leading large teams in pharmaceutical organizations.

Current Board Positions
Member: Bellicum Pharmaceuticals

83 2020 Annual Report / Management's Review / Environmental, Social, and Governance / Senior Leadership

Table of Contents Management’s Review Financial Statements Senior Leadership Birgitte Stephensen Danish, 60, Female Tahamtan Ahmadi, M.D., Ph.D. Iranian-German (U.S. Citizen), 48, Male Martine J. van Vugt, Ph.D. Dutch, 50, Female Senior Vice President, IPR & Legal Senior Vice President, Head of Oncology Senior Vice President, Chief of Staff Special Competences Intellectual property and legal expertise in the biotech-nology field. Special Competences Significant expertise in global regulatory and clinical drug development across entire spectrum from pre-IND to life cycle management; drug discovery and translational research. Special Competences Extensive knowledge and experience in portfolio, project and alliance management, identifying and leading corporate strategic initiatives, and business development operations and strategy related to corporate transactions and licensing. 84 2020 Annual Report / Management’s Review / Environmental, Social, and Governance / Senior Leadership

Table of Contents Management’s Review Financial Statements Financial Statements Financial Statements for the Genmab Group 87 Primar y Statements 91 Basis of Presentation 95 Results for the Year 103 Operating Assets and Liabilities 111 Capital Structure, Financial Risk and Related Items 124 Other Disclosures for the Genmab Group The financial statements in the 2020 annual report are grouped into the following sections: Primary Statements; Basis of Presentation; Results for the Year; Operating Assets and Liabilities; Capital Structure, Financial Risk and Related Items; and Other Disclosures. Each note to the financial statements includes information about the accounting policies applied and significant management judgements and estimates in addition to the financial numbers. 85 2020 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Table of Contents Primary Statements Section 3 Operating Assets and Liabilities Section 5 Other Disclosures 87 88 89 90 Consolidated Statements of Comprehensive Income Consolidated Balance Sheets Consolidated Statements of Cash Flows Consolidated Statements of Changes in Equity 103 105 106 108 108 109 109 110 3.1 Intangible Assets 3.2 Property, Plant and Equipment 3.3 Leases 3.4 Other Investments 3.5 Receivables 3.6 Provisions 3.7 Deferred Revenue 3.8 Other Payables 124 5.1 Remuneration of the Board of Directors and Executive Management 5.2 Related Party Disclosures 5.3 Company Over view 5.4 Commitments 5.5 Contingent Assets and Contingent Liabilities 5.6 Fees to Auditors Appointed at the Annual General Meeting 5.7 Adjustments to Cash Flow Statements 5.8 Collaborations and Technology Licenses 5.9 Subsequent Events 127 127 127 127 128 Section 1 Basis of Presentation 91 94 94 1.1 Nature of the Business and Accounting Policies 1.2 New Accounting Policies and Disclosures 1.3 Management’s Judgements and Estimates under IFRS 129 129 131 Section 4 Capital Structure, Financial Risk and Related Items 111 4.1 Capital Management 111 4.2 Financial Risk Section 2 Results for the Year 95 2.1 Revenue 97 2.2 Information about Geographical Areas 98 2.3 Staff Costs 114 115 117 117 122 4.3 Financial Assets and Liabilities 4.4 Marketable Securities 4.5 Financial Income and Expenses 4.6 Share-Based Instruments 4.7 Share Capital 100 102 2.4 Corporate and Deferred Tax 2.5 Result Per Share 86 2020 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Primary Statements Income Statement (DKK million) Note 2020 2019 2018 Consolidated Statements of Comprehensive Income Revenue 2.1, 2.2 10,111 5,366 3,025 Research and development expenses General and administrative expenses 2.3, 3.1, 3.2 2.3, 3.2 (3,137) (661) (2,386) (342) (1,431) (214) Operating expenses (3,798) (2,728) (1,645) Operating result Financial income Financial expenses 6,313 1,149 (1,558) 2,638 228 (7) 1,380 243 (11) 4.5 4.5 Net result before tax Corporate tax 5,904 (1,146) 2,859 (693) 1,612 (140) 2.4 Net result 4,758 2,166 1,472 Basic net result per share Diluted net result per share 2.5 2.5 73.00 72.21 34.40 34.03 24.03 23.73 Statement of Comprehensive Income Net result 4,758 2,166 1,472 Other comprehensive income: Amounts which may be re-classified to the income statement: Adjustment of foreign currency fluctuations on subsidiaries (44) 6 10 Total comprehensive income 4,714 2,172 1,482 87 2020 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Primary Statements (DKK million) Note December 31, 2020 December 31, 2019 Consolidated Assets Intangible assets Property, plant and equipment Right-of-use assets Receivables Deferred tax assets Other investments 2.2, 3.1 2.2, 3.2 2.2, 3.3 2.2, 3.5 2.4 3.4 338 453 283 20 177 1,081 470 237 177 11 139 149 Balance Sheets Total non-current assets 2,352 1,183 Corporate tax receivable Receivables Marketable securities Cash and cash equivalents 2.4 3.5 4.2, 4.4 249 2,463 8,819 7,260 – 2,990 7,419 3,552 Total current assets 18,791 13,961 Total assets 21,143 15,144 Shareholders’ Equity and Liabilities Share capital Share premium Other reserves Retained earnings 4.7 4.7 66 11,894 54 7,107 65 11,755 98 2,130 Total shareholders’ equity 19,121 14,048 Provisions Lease liabilities Deferred revenue Other payables 3.6 3.3 3.7 3.8 4 277 487 1 2 155 – 1 Total non-current liabilities 769 158 Corporate tax payable Lease liabilities Deferred revenue Other payables 2.4 3.3 3.7 3.8 – 42 26 1,185 73 26 – 839 Total current liabilities 1,253 938 Total liabilities 2,022 1,096 Total shareholders’ equity and liabilities 21,143 15,144 88 2020 Annual Report / Financial Statements / Group

Table of Contents | Management's Review | Financial Statements

Primary Statements

Consolidated Statements of Cash Flows

(DKK million)	Note	2020	2019	2018
Cash flows from operating activities:				
Net result before tax		5,904	2,859	1,612
Reversal of financial items, net	4.5	409	(221)	(232)
Adjustment for non-cash transactions	5.7	459	291	179
Change in operating assets and liabilities	5.7	987	(1,218)	(634)
Cash provided by operating activities before financial items		7,759	1,711	925
Interest received		170	111	44
Interest elements of lease payments	3.3	(9)	(7)	-
Interest paid		(11)	(13)	-
Corporate taxes (paid)/received		(1,476)	(476)	46
Net cash provided by operating activities		6,433	1,326	1,015
Cash flows from investing activities:				
Investment in intangible assets	3.1	-	(32)	(406)
Investment in tangible assets	3.2	(307)	(79)	(72)
Marketable securities bought	4.4	(12,414)	(5,812)	(3,521)
Marketable securities sold		10,370	3,940	2,221
Net cash (used in) investing activities		(2,351)	(1,983)	(1,778)
Cash flows from financing activities:				
Warrants exercised		140	65	75
Shares issued for cash		-	3,873	-
Costs related to issuance of shares		-	(238)	-
Principal elements of lease payments	3.3	(44)	(31)	-
Purchase of treasury shares		-	-	(146)
Payment of withholding taxes on behalf of employees on net settled RSUs		(25)	(9)	-
Net cash provided by (used in) financing activities		71	3,660	(71)
Changes in cash and cash equivalents		4,153	3,003	(834)
Cash and cash equivalents at the beginning of the period		3,552	533	1,348
Exchange rate adjustments		(445)	16	19
Cash and cash equivalents at the end of the period		7,260	3,552	533
Cash and cash equivalents include:				
Bank deposits		5,054	2,884	533
Short-term marketable securities		2,206	668	-
Cash and cash equivalents at the end of the period		7,260	3,552	533

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Primary Statements

Consolidated Statements of Changes in Equity

(DKK million)	Share capital	Share premium	Translation reserves	Retained earnings	Shareholders' equity
Balance at December 31, 2017	61	7,984	82	(1,855)	6,272
Change in accounting policy: Adoption of IFRS 15	–	–	–	151	151
Adjusted total equity at January 1, 2018	61	7,984	82	(1,704)	6,423
Net result	–	–	–	1,472	1,472
Other comprehensive income	–	–	10	–	10
Total comprehensive income	–	–	10	1,472	1,482
Transactions with owners:					
Exercise of warrants	–	75	–	–	75
Purchase of treasury shares	–	–	–	(146)	(146)
Share-based compensation expenses	–	–	–	91	91
Tax on items recognized directly in equity	–	–	–	89	89
Balance at December 31, 2018	61	8,059	92	(198)	8,014
Net result	–	–	–	2,166	2,166
Other comprehensive income	–	–	6	–	6
Total comprehensive income	–	–	6	2,166	2,172
Transactions with owners:					
Exercise of warrants	1	64	–	–	65
Shares issued for cash	3	3,870	–	–	3,873
Expenses related to capital increases	–	(238)	–	–	(238)
Share-based compensation expenses	–	–	–	147	147
Net settlement of RSUs	–	–	–	(9)	(9)
Tax on items recognized directly in equity	–	–	–	24	24
Balance at December 31, 2019	65	11,755	98	2,130	14,048
Net result	–	–	–	4,758	4,758
Other comprehensive income	–	–	(44)	–	(44)
Total comprehensive income	–	–	(44)	4,758	4,714
Transactions with owners:					
Exercise of warrants	1	139	–	–	140
Share-based compensation expenses	–	–	–	200	200
Net settlement of RSUs	–	–	–	(25)	(25)
Tax on items recognized directly in equity	–	–	–	44	44
Balance at December 31, 2020	66	11,894	54	7,107	19,121

90 2020 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Section 1 1.1 Nature of the Business and Accounting Policies Genmab A/S is a publicly traded, international biotechnology company specializing in the creation and development of differ-entiated antibody therapeutics for the treatment of cancer and other diseases. Founded in 1999, Genmab has three approved products commercialized by third-parties, a broad clinical and pre-clinical product pipeline and proprietary next-generation antibody technologies. 3.3 Leases 3.4 Other Investments Basis of Presentation These consolidated financial statements include Genmab A/S (the parent company) and subsidiaries over which the parent company has control. The Genmab consolidated Group is referenced herein as “Genmab” or the “Company”. 3.5 Receivables 3.6 Provisions 3.8 Other Payables Section 4 — Capital Structure, Financial Risk and Related Items 4.3 Financial Assets and Liabilities 4.4 Marketable Securities 4.5 Financial Income and Expenses The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further requirements in the Danish Financial Statements Act. The consolidated financial statements were approved by the Board of Directors and authorized for issue on February 23, 2021. Except as outlined in note 1.2, the financial statements have been prepared using the same accounting policies as 2019. Section 5 — Other Disclosures 5.5 Contingent Assets, Contingent Liabilities and Subsequent Events This section describes Genmab’s financial accounting policies including management’s judgements and estimates under International Financial Reporting Standards (IFRS). New or revised EU endorsed accounting standards and interpretations are described, in addition to how these changes are expected to impact the financial performance and reporting of Genmab. Materiality Genmab’s annual report is based on the concept of materiality and the Company focuses on information that is considered material and relevant to the users of the consolidated financial statements. The consolidated financial statements consist of a large number of transactions. These transactions are aggregated into classes according to their nature or function and presented in classes of similar items in the consolidated financial statements as required by IFRS and the Danish Financial Statements Act. If items are indi-vidually immaterial, they are aggregated with other items of similar nature in the financial statements or in the notes. Please refer to the overview below to see in which note/section the detailed accounting policy is included. Section 2 — Results for the Year 2.1 Revenue 2.2 Information about Geographical Areas Genmab describes the accounting policies in conjunction with each note with the aim to provide a more understandable description of each accounting area. 2.3 Staff Costs The disclosure requirements are substantial in IFRS and for Danish listed companies. Genmab provides these specific required disclosures unless the information is considered immaterial to the economic decision-making of the readers of the financial state-ments or not applicable. 2.4 Corporate and Deferred Tax 2.5 Result per Share Section 3 — Operating Assets and Liabilities 3.1 Intangible Assets 3.2 Property, Plant and Equipment 91 2020 Annual Report / Financial Statements / Group

Table of Contents | Management's Review | Financial Statements

Primary Statements Consolidated Statements of Changes in Equity / 1.1 Nature of the Business and Accounting Policies

Consolidated Financial Statements

The consolidated financial statements include Genmab A/S (the parent company) and subsidiaries over which the parent company has control. The parent controls a subsidiary when the parent is exposed to, or has rights to, variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power to direct the activities of the subsidiary. A Company overview is included in note 5.3.

Genmab's consolidated financial statements have been prepared on the basis of the financial statements of the parent company and subsidiaries – prepared under Genmab's accounting policies – by combining similar accounting items on a line-by-line basis. On consolidation, intercompany income and expenses, intercompany receivables and payables, and unrealized gains and losses on transactions between the consolidated companies are eliminated.

The recorded value of the equity interests in the consolidated subsidiaries is eliminated with the proportionate share of the subsidiaries' equity. Subsidiaries are consolidated from the date when control is transferred to the Group.

The income statements for subsidiaries with a different functional currency than Genmab's presentation currency are translated into Genmab's presentation currency at average exchange rates, and the balance sheets are translated at the exchange rate in effect at the balance sheet date.

Exchange rate differences arising from the translation of foreign subsidiaries shareholders' equity at the beginning of the year and exchange rate differences arising as a result of foreign subsidiaries' income statements being translated at average exchange rates are recorded in translation reserves in shareholders' equity.

Functional and Presentation Currency

The financial statements have been prepared in Danish Kroner (DKK), which is the functional and presentation currency of the parent company.

Foreign Currency

Transactions in foreign currencies are translated at the exchange rates in effect at the date of the transaction.

Exchange rate gains and losses arising between the transaction date and the settlement date are recognized in the income statement as financial income or expense.

Unsettled monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Exchange rate gains and losses arising between the transaction date and the balance sheet date are recognized in the income statement as financial income or expense.

Classification of Operating Expenses in the Income Statement

Research and Development Expense

Research and development expenses primarily include salaries, benefits and other employee related costs of Genmab's research and development staff, license costs, manufacturing costs, preclinical costs, clinical trials, contractors and outside service fees, amortization and impairment of licenses and rights related to intangible assets, and depreciation of property, plant and equipment, to the extent that such costs are related to the Group's research and development activities. Please see note 3.1 for a more detailed description on the treatment of Genmab's research and development expenses.

General and Administrative Expense

General and administrative expenses relate to the management and administration of Genmab, including pre-commercialization activities. This includes salaries, benefits and other headcount costs related to management and support functions including human resources, information technology and the finance departments. In addition, depreciation and impairment of property, plant and equipment, to the extent such expenses are related to administrative functions are also included. General and administrative expenses are recognized in the income statement in the period to which they relate.

Statements of Cash Flows

The cash flow statement is presented using the indirect method with basis in the net result before tax.

Cash flows from operating activities are stated as the net result before tax adjusted for net financial items, non-cash operating items such as depreciation, amortization, impairment losses, share-based compensation expenses, provisions, and for changes in operating assets and liabilities, interest paid and received, interest elements of lease payments and corporate taxes paid or received. Operating assets and liabilities are mainly comprised of changes in receivables and other payables excluding the items included in cash and cash equivalents. Changes in non-current assets and liabilities are included in operating assets and liabilities, if related to the main revenue-producing activities of Genmab.

Cash flows from investing activities are comprised of cash flows from the purchase of intangible assets and property, plant and equipment and financial assets, as well as the purchase and sale of marketable securities.

Cash flows from financing activities are comprised of cash flows from the issuance of shares, payments of withholding taxes on behalf of employees on net settled RSUs and payments of long-term loans including installments on lease liabilities. Finance lease transactions are considered non-cash transactions.

Cash and cash equivalents are comprised of cash, bank deposits, and marketable securities with a maturity of three months or less on the date of acquisition.

The statements of cash flows cannot be derived solely from the financial statements.

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Primary Statements Consolidated Statements of Changes in Equity / 1.1 Nature of the Business and Accounting Policies

Derivative Financial Instruments and Hedging Activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Genmab designates certain derivatives as either:

1. Fair value hedge (hedges of the fair value of recognized assets or liabilities or a firm commitment); or

2. Cash flow hedge (hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction).

At the inception of a transaction, Genmab documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. Genmab also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Movements on the hedging reserve in other comprehensive income are shown as part of the statement of shareholders' equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion and changes in time value of the derivative instrument is recognized immediately in the income statement within financial income or expenses.

When forward contracts are used to hedge forecast transactions, Genmab generally designates the full change in fair value of the forward contract (including forward points) as the hedging instrument. In such cases, the gains or losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Genmab had no material hedge transactions in 2020, 2019, or 2018.

Treasury Shares

The total amount paid to acquire treasury shares including directly attributable costs and the proceeds from the sale of treasury shares are recognized in retained earnings.

Research Collaborations, License Agreements and Collaborative Agreements

Research Collaborations and License Agreements

Genmab continues to pursue the establishment of research collaborations and licensing agreements. These arrangements often include upfront payments, expense reimbursements or payments to the collaboration partner, and milestone and royalty arrangements, contingent upon the occurrence of certain future events linked to the success of the asset in development.

In regard to Genmab's License Agreements with Janssen, Novartis and Roche, each of these parties retain final decision-making authority over the relevant activities and as such no joint control exists. Refer to note 2.1 for additional information related to revenue from these parties.

Genmab's other significant Research Collaborations and License arrangements are with Janssen (DuoBody®), CureVac and Immatics. Refer to note 3.4 for additional information regarding Genmab's equity investment in CureVac.

Joint Collaborative Agreements

Genmab has entered into a number of joint collaborative agreements. These agreements often include upfront payments, expense reimbursements or payments to the collaboration partner, and milestone and royalty arrangements, contingent upon the occurrence of certain future events linked to the success of the asset in development.

These agreements also provide Genmab with varying rights to develop, produce and market products together with its collaborative partners. Both parties in these arrangements are active participants and exposed to significant risks and rewards dependent on the commercial success of the activities of the collaboration. Genmab's more significant collaboration agreements are with AbbVie (Epcoritamab), Seagen (Tisotumab vedotin) and BioNTech.

Refer to note 2.1 for additional information related to revenue from the AbbVie collaboration.

Refer to note 5.8 for detailed information regarding Genmab's Research Collaborations, License Agreements and Collaborative Agreements.

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Primary Statements Consolidated Statements of Changes in Equity / 1.2 New Accounting Policies and Disclosures

1.2 New Accounting Policies and Disclosures

New Accounting Policies and Disclosures for 2020

Genmab has, with effect from January 1, 2020, implemented the following standards and amendments:

- Definition of Material—Amendments to IAS 1 and IAS 8
- Definition of a Business—Amendments to IFRS 3
- Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39 and IFRS 7.
- Revised Conceptual Framework for Financial Reporting

The implementation of the above amendments did not have any impact on amounts recognized in prior periods and is not expected to have a material impact in the current or future reporting periods.

New Accounting Policies and Disclosures Effective in 2021 or Later

The IASB has issued a number of new standards and updated some existing standards, the majority of which are effective for accounting periods beginning on January 1, 2021 or later. Therefore, they are not incorporated in these consolidated financial statements. There are no standards presently known that are not yet effective and that would be expected to have a material impact on Genmab in current or future reporting periods and on foreseeable future transactions.

1.3 Management's Judgements and Estimates under IFRS

In preparing financial statements under IFRS, certain provisions in the standards require management's judgements, including various accounting estimates and assumptions. These judgements and estimates affect the application of accounting policies, as well as reported amounts within the consolidated financial statements and disclosures.

Determining the carrying amount of certain assets and liabilities requires judgements, estimates and assumptions concerning future events that are based on historical experience and other factors, which by their very nature are associated with uncertainty and unpredictability.

Accounting estimates are based on historical experience and various other factors relative to the circumstances in which they are applied. Estimates are generally made based on information available at the time. An example would include management's estimation of useful lives of intangible assets.

Accounting judgements are made in the process of applying accounting policies. These judgements are typically made based on the guidance and information available at the time of application. Examples would include management's judgements utilized in determining revenue recognition.

These estimates and judgements may prove incomplete or incorrect, and unexpected events or circumstances may arise. Genmab is also subject to risks and uncertainties which may lead actual results to differ from these estimates, both positively and negatively. Specific risks for Genmab are discussed in the relevant section of this Annual Report and in the notes to the consolidated financial statements.

The areas involving a high degree of judgement and estimation that are significant to the consolidated financial statements are summarized below. Refer to the identified notes for further information on the key accounting estimates and judgements utilized in the preparation of the consolidated financial statements.

Accounting Policy	Key Accounting Estimates and Judgements	Note Reference	Estimation Risk
Revenue Recognition	Judgement in assessing the nature of combined performance obligations within contracts Estimation of partner net sales amounts in the calculation of royalties Judgement in assessing the probability of attainment of milestones	Note 2.1	Moderate / High
Share Based Compensation	Judgement in selecting assumptions required for valuation of Warrant grants	Note 2.3	Moderate
Current and deferred income taxes	Judgement and estimate regarding valuation of deferred income tax assets Estimation in developing the provision for any uncertain tax positions	Note 2.4	Moderate
Intangible assets	Estimation of useful lives of intangible assets Judgement in determining impairment of an intangible asset	Note 3.1	Moderate / low
Capitalization of research and development costs	Judgement involved in determining when a development project reached technological feasibility	Note 3.1	Low

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Section 2

Results for the Year

This section includes disclosures related to revenue, information about geographical areas, staff costs, corporate and deferred tax and result per share. A detailed description of the results for the year is provided in the Financial Review section in the Management's Review.

2.1

Revenue

(DKK million)	2020	2019	2018
Revenue:			
Royalties	4,741	3,155	1,741
Reimbursement revenue	431	342	249
Milestone revenue	351	1,869	687
License revenue	4,588	–	348
Total	**10,111**	**5,366**	**3,025**
Revenue split by collaboration partner:			
Janssen	4,693	4,983	2,390
AbbVie	4,398	–	–
Roche	305	7	–
BioNTech	230	115	83
Novartis	212	23	338
Seagen	201	226	162
Other collaboration partners	72	12	52
Total	**10,111**	**5,366**	**3,025**

Revenue may vary from period to period as revenue comprises royalties, milestone payments, license fees and reimbursement of certain research and development costs under Genmab's collaboration agreements.

§ Accounting Policies

Genmab recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that Genmab determines are within the scope of IFRS 15, Genmab performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Genmab only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, Genmab assesses the goods or services promised within each contract and identifies, as a performance obligation, and assesses whether each promised good or service is distinct. Revenue is recognized in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Royalties: Certain of Genmab's license and collaboration agreements include sales-based royalties including commercial milestone payments based on the level of sales. The license has been

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Section 2 Results for the Year / 2.1 Revenue

deemed to be the predominant item to which the royalties relate under Genmab’s license and collaboration agreements. As a result,

Genmab recognizes revenue when the related sales occur.

Reimbursement Revenue for R&D Services: Genmab’s research

collaboration agreements include the provisions for reimbursement or cost sharing for research and development services and

payment for full time equivalent employees (FTEs) at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by Genmab and revenue for research services is recognized over time rather than a point in time.

Milestone Revenue: At the inception of each arrangement that includes milestone payments, Genmab evaluates whether the

achievement of milestones are considered highly probable and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur, the associated milestone

value is included in the transaction price. Milestone payments that are not within the control of Genmab or the license and collaboration partner, such as regulatory approvals, are not considered

probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which Genmab recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, Genmab re-evaluates

the probability of achievement of

such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis,

which would affect revenue and earnings in the period of adjustment.

Under all of Genmab’s existing license and collaboration

agreements, milestone payments have been allocated to the license transfer performance obligation.

License Revenue for Intellectual Property: If the license to

Genmab’s functional intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, Genmab recognizes revenues from non-refundable

upfront fees allocated to the license at the point in time the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, Genmab utilizes judgement to assess the nature of

the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable,

upfront fees. Under all of Genmab’s existing license and collaboration agreements the license to functional intellectual property has been determined to be distinct from other performance obligations identified in the agreement.

AbbVie Collaboration Agreement

On June 10, 2020, Genmab entered into a broad collaboration

agreement to jointly develop and commercialize epcoritamab

(DuoBody-

CD3xCD20),

DuoHexaBody-

CD37 and DuoBody-

CD3x5T4

and a discovery research collaboration for future differentiated antibody therapeutics for cancer. Under the terms of the agreement,

Genmab received a USD 750 million upfront payment in July 2020.

Within this AbbVie Agreement, Genmab identified four performance obligations: (1) delivery of license for epcoritamab (2)

delivery of license for DuoHexaBody-

CD37 (3) delivery of license for

DuoBody-

CD3x5T4

(4) co-development

costs related to the product

concepts that will be under a separate research collaboration agreement. The total transaction price under the agreement was determined to be the USD 750 million (DKK 4,911 million) upfront payment as the future potential milestone amounts were not

deemed to be highly probable as they are contingent upon success in future clinical trials and regulatory approvals which are not within Genmab’s control and were uncertain at the inception of the agreement. Milestones will be recognized when their achievement is deemed to be highly probable and a significant revenue reversal would not occur. Upon commercialization of products, if any, under this agreement, royalties and net sales-based milestones will be recognized when the related sales occur.

The total transaction price of USD 750 million (DKK 4,911 million)

was allocated to the four performance obligations based on the best estimate of relative stand-alone selling prices. For the license grants, Genmab based the stand-alone selling price on a discounted cash flow approach and considered several factors including, but not limited to discount rate, development timeline, regulatory risks,

estimated market demand and future revenue potential. For co-development activities related to the product concepts, a cost-plus

margin approach was utilized. The allocation of the transaction price to the performance obligations is summarized below:

• Delivery of licenses for the three programs: USD 672 million

(DKK 4,398 million)

• Co-development

activities for the product concepts: USD

78 million (DKK 513 million)

The performance obligations related to the delivery of licenses were completed at a point in time (June 2020) and Genmab recognized

USD 672 million (DKK 4,398 million) as license fee revenue in June

2020. After delivery of the licenses, Genmab shares further development and commercial costs equally with AbbVie. AbbVie is not

assessed as a customer but as a collaboration partner, and as such this part of the collaboration is not in scope of IFRS 15. Any cost reimbursement/cost sharing with AbbVie will not be recognized as revenue but accounted for as a decrease of the related research and development expenses.

The remaining transaction price of USD 78 million (DKK 513 million)

related to the co-development

activities for the product concepts

was recorded as Deferred revenue and is expected to be recognized as revenue as activities are performed, which is estimated to be over a seven year-period. This seven-year period approximates an average development life cycle for these types of projects.

Revenue will be recognized for the co-development

activities

based on a measure of Genmab’s efforts toward satisfying the performance obligation relative to the total expected efforts or inputs to satisfy the performance obligation. No revenue has been recognized in 2020. In future reporting periods, Genmab will reevaluate the estimates related to its efforts toward satisfying

Table of Contents | Management's Review | Financial Statements

Section 2 Results for the Year / 2.2 Information about Geographical Areas the performance obligation and may record a change in estimate if deemed necessary.

- Genmab engaged third-party valuation specialists to assist with the allocation of the transaction price. In formulating the allocation of the transaction price various valuation techniques were utilized, including a discounted cash flow approach and a cost-plus margin approach.
- The utilization of the discounted cash flow approach considered several factors including, but not limited to discount rate, development timeline, regulatory risks, estimated market demand and future revenue potential. The utilization of the cost-plus margin approach considered several factors, including but not limited to discount rate, estimated development costs, and profit margin.

Refer to note 5.8 for detailed information regarding Genmab's significant Research Collaborations, License Agreements and Collaborative Agreements

Management's Judgements and Estimates

Revenue Recognition

Evaluating the criteria for revenue recognition under license and collaboration agreements requires management's judgement to assess and determine the following:

- The nature of performance obligations and whether they are distinct or should be combined with other performance obligations to determine whether the performance obligations are satisfied over time or at a point in time.
- An assessment of whether the achievement of milestone payments is highly probable.
- The stand-alone selling price of each performance obligation identified in the contract using key assumptions which may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success.

2.2 Information about Geographical Areas

Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any of the product candidates or geographical markets and no segment information is currently prepared for internal reporting.

Accordingly, it has been concluded that it is not relevant to include segment disclosures in the financial statements as the Genmab's business activities are not organized on the basis of differences in related product and geographical areas.

	Revenue	Non-current assets	Revenue	Non-current assets	Revenue	Non-current assets
(DKK million)	2020		2019		2018	
Denmark	10,111	344	5,366	475	3,025	459
Netherlands	-	380	-	336	-	171
USA	-	370	-	84	-	12
Japan	-	-	-	-	-	-
Total	10,111	1,094	5,366	895	3,025	642

§ Accounting Policies

Geographical information is presented for Genmab's revenue and non-current assets. Revenue is attributed to countries on the basis of the location of the legal entity holding the contract with the counterparty and operations. Non-current assets comprise intangible assets, property, plant and equipment, right-of-use assets and receivables.

97 2020 Annual Report / Financial Statements / Group

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Section 2 Results for the Year / 2.3 Staff Costs

2.3
Staff Costs

(DKK million)	2020	2019	2018
Wages and salaries	694	489	308
Share-based compensation	200	147	91
Defined contribution plans	51	39	24
Other social security costs	108	72	23
Government grants	(119)	(96)	(86)
Total	**934**	**651**	**360**
Staff costs are included in the income statement as follows:			
Research and development expenses	803	572	324
General and administrative expenses	250	175	122
Government grants related to research and development expenses	(119)	(96)	(86)
Total	**934**	**651**	**360**
Average number of FTE	**656**	**471**	**313**
Number of FTE at year-end	**781**	**548**	**377**

Please refer to note 5.1 for additional information regarding the remuneration of the Board of Directors and Executive Management.

Government grants, which are a reduction of payroll taxes in the Netherlands, amounted to DKK 119 million in 2020, DKK 96 million in 2019 and DKK 86 million in 2018. These amounts are an offset to wages and salaries and research and development costs in the tables above. The increases in 2020, 2019 and 2018 were primarily due to increased research activities in the Netherlands.

§ Accounting Policies

Share-Based Compensation Expenses

Genmab has granted restricted stock units (RSUs) and warrants to the Board of Directors, Executive Management and employees under various share-based compensation programs. The Group applies IFRS 2, according to which the fair value of the warrants and RSUs at grant date is recognized as an expense in the income statement over the vesting period. Such compensation expenses represent calculated values of warrants and RSUs granted and do not represent actual cash expenditures. A corresponding amount is recognized in shareholders' equity as both the warrant and RSU programs are designated as equity-settled share-based payment transactions.

Government Grants

The Dutch Research and Development Act "WBSO" provides compensation for a part of research and development wages and other costs through a reduction in payroll taxes. WBSO grant amounts are offset against wages and salaries and research and development costs.

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Section 2 Results for the Year / 2.3 Staff Costs

Management's Judgements and Estimates

Share-Based Compensation Expenses

In accordance with IFRS 2, the fair value of the warrants and RSUs at grant date is recognized as an expense in the income statement over the vesting period, the period of delivery of work. Subsequently, the fair value is not remeasured.

The fair value of each warrant granted during the year is calculated using the Black-Scholes pricing model. This pricing model requires the input of subjective assumptions such as:

- The **expected stock price volatility,** which is based upon the historical volatility of Genmab's stock price;
- The **risk-free interest rate,** which is determined as the interest rate on Danish government bonds (bullet issues) with a maturity of five years;
- The **expected life of warrants,** which is based on vesting terms, expected rate of exercise and life terms in the current warrant program.

These assumptions can vary over time and can change the fair value of future warrants granted.

Valuation Assumptions for Warrants Granted in 2020, 2019 and 2018

The fair value of each warrant granted during the year is calculated using the Black-Scholes pricing model with the following assumptions:

	2020	2019	2018
Weighted Average			
Fair value per warrant on grant date	631.51	425.80	368.61
Share price	2,009.79	1,483.58	1,034.66
Exercise price	2,009.79	1,483.58	1,034.66
Expected dividend yield	0%	0%	0%
Expected stock price volatility	37.0%	34.2%	41.7%
Risk-free interest rate	(0.01%)	(0.56%)	(0.01%)
Expected life of warrants	5 years	5 years	5 years

Based on a weighted average fair value per warrant of DKK 631.51 in 2020, DKK 425.80 in 2019 and DKK 368.61 in 2018, the total fair value of warrants granted amounted to DKK 75 million, DKK 131 million and DKK 102 million on the grant date in 2020, 2019 and 2018, respectively.

The fair value of each RSU granted during the year is equal to the closing market price on the date of grant of one Genmab A/S share. Based on a weighted average fair value per RSU of DKK 1,927.83 in 2020, DKK 1,511.70 in 2019 and DKK 1,033.95 in 2018, the total fair value of RSUs granted amounted to DKK 90 million, DKK 176 million and DKK 106 million on the grant date in 2020, 2019 and 2018, respectively.

99 2020 Annual Report / Financial Statements / Group

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2020 Annual Report / Financial Statements / Group

Section 2 Results for the Year / 2.4 Corporate and Deferred Tax

2.4

Corporate and Deferred Tax

Taxation — Income Statement & Shareholders’ Equity

(DKK million) 2020 2019 2018

Current tax on result 1,191 444 161

Adjustment to deferred tax (112) 294 458

Adjustment to valuation allowance 67 (45) (479)

Total tax for the period in the income statement 1,146 693 140

(DKK million) 2020 2019 2018

Net result before tax 5,904 2,859 1,612

Tax at the Danish corporation tax rate of 22% for all periods 1,299 629 355

Tax effect of:

Adjustment to valuation allowance 67 – –

Recognition of previously unrecognized tax losses and deductible temporary differences (222) (19) (267)

Non-deductible expenses/non-taxable income and other permanent differences, net (5) 75 53

All other 7 8 (1)

Total tax effect (153) 64 (215)

Total tax for the period in the income statement 1,146 693 140

Total tax for the period in shareholders’ equity (44) (24) (89)

Effective Tax Rate 19.4% 24.2% 8.7%

Corporate tax consists of current tax and the adjustment of deferred taxes during the year. The Corporate tax expense was DKK 1,146 million in 2020, DKK 693 million in 2019 and DKK 140 million in 2018. Corporate tax expense in 2020 includes an addition to the U.S.

valuation allowance of DKK 67 million. Corporate tax expense in 2019 and 2018 include reversals of a valuation allowances of DKK

29 million and DKK 268 million, respectively. In 2020, 2019 and 2018 tax benefits of DKK 44 million, DKK 24 million and DKK 89 million,

respectively were recorded directly in shareholders’ equity, which related to excess tax benefits for share-based compensation.

Contents

2020 Annual Report / Financial Statements / Group

Section 2 Results for the Year / 2.4 Corporate and Deferred Tax

Taxation — Balance Sheet

Significant components of the deferred tax asset are as follows:

(DKK million) 2020 2019

Tax deductible losses 333 359

Share-based instruments 236 130

Deferred revenue 113 –

Other temporary differences 10 1

Total 692 490

Valuation allowance (515) (351)

Total deferred tax assets 177 139

Genmab records a valuation allowance to reduce deferred tax

assets to reflect the net amount that is more likely than not to be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are uncertain. The establishment of a valuation allowance requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable; such assessment is required on a jurisdiction by jurisdiction basis. Based upon the weight of available evidence at December 31, 2020, Genmab determined that it was more likely than not that all deferred tax assets in the United States

(U.S.) are not realizable at this time. The decision to provide a full valuation allowance against U.S. deferred tax assets was made after management considered all available evidence, both positive and negative, including but not limited to Genmab’s historical operating results, taxable income or loss in recent periods by jurisdiction, cumulative income in recent years, forecasted earnings,

future taxable income, and significant risk and uncertainty related to forecasts.

As of December 31, 2020 and 2019, Genmab had gross tax loss

carry-forwards of DKK 1.6 billion to reduce future taxable income in the U.S. and Netherlands. The carry-forwards generally expire in various periods through 2040.

In addition to the deferred taxes listed above, Genmab has unrecognized unused tax benefits of approximately DKK 950 million to

offset future taxable income in the US. These unused tax benefits expire in various periods through 2033.

Accounting Policies

Corporate Tax

Corporate tax, which consists of current tax and deferred taxes for the year, is recognized in the income statement, except to the extent that the tax is attributable to items which directly relate to shareholders’

equity or other comprehensive income.

Current tax assets and liabilities for current and prior periods are measured at the amounts expected to be recovered from or paid to the tax authorities.

Deferred Tax

Deferred tax is accounted for under the liability method which requires recognition of deferred tax on all temporary differences between the carrying amount of assets and liabilities and the tax base of such assets and liabilities. This includes the tax value of certain tax losses carried forward.

Deferred tax is calculated in accordance with the tax regulations in the individual countries and the tax rates expected to be in force at the time the deferred tax is utilized. Changes in deferred tax as a result of changes in tax rates are recognized in the income statement.

Deferred tax assets resulting from temporary differences, including the tax value of losses to be carried forward, are recognized only to the extent that it is probable that future taxable profit will be available against which the differences can be utilized.

Management’s Judgements and Estimates

Deferred Tax

Genmab recognizes deferred tax assets, including the tax base of tax loss carryforwards, if management assesses that these tax assets can be offset against positive taxable income within a foreseeable future. This judgement is made on an ongoing basis and is

based on numerous factors, including actual results, budgets, and business plans for the coming years.

Realization of deferred tax assets is dependent upon a number of factors, including future taxable earnings, the timing and amount of which is highly uncertain. A significant portion of Genmab’s future taxable income will be driven by future events that are highly susceptible to factors outside the control of the Group including commercial growth of DARZALEX®, specific clinical outcomes,

regulatory approvals, advancement of Genmab’s product pipeline,

and other matters. Genmab intends to continue maintaining a

valuation allowance against a significant portion of its deferred tax assets related to its subsidiaries until there is sufficient evidence to support the reversal of all or some additional portion of these allowances.

The Company may release an additional part of its valuation

allowance against its deferred tax assets related to its subsidiaries.

This release would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period such release is recorded.

Table of Contents Management’s Review Financial Statements Section 2 Results for the Year / 2.5 Result Per Share 2.5 Result Per Share 2020 2019 2018 (DKK million) Net result 4,758 2,166 1,472 (Shares) Average number of shares outstanding Average number of treasury shares 65,315,975 (136,969) 63,126,771 (163,958) 61,383,972 (116,466) Average number of shares excl. treasury shares Average number of share-based instruments, dilution 65,179,006 706,869 62,962,813 674,030 61,267,506 777,491 Average number of shares, diluted 65,885,875 63,636,843 62,044,997 Basic net result per share Diluted net result per share 73.00 72.21 34.40 34.03 24.03 23.73 In the calculation of the diluted net result per share for 2020, 68,605 warrants (none of which were vested) have been excluded as these share-based instruments are out of the money, compared to 299,573 (of which 744 were vested) for 2019. In 2018, 177,369 warrants (of which 64,703 were vested) have been excluded as these share-based instruments are out of the money. Accounting Policies Basic Net Result per Share Basic net result per share is calculated as the net result for the year divided by the weighted average number of outstanding ordinary shares, excluding treasury shares. Diluted Net Result per Share Diluted net result per share is calculated as the net result for the year divided by the weighted average number of outstanding ordinary shares, excluding treasury shares adjusted for the dilutive effect of share equivalents. 102 2020 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Section 3 3.1 Intangible Assets Operating Assets and Liabilities This section covers the operating assets and related liabilities that form the basis for Genmab’s activities. Deferred tax assets and liabilities are included in note 2.4. Assets related to Genmab’s financing activities are shown in section 4. Licenses, Rights, and Patents (DKK million) 2020 Cost per January 1 Additions for the year Disposals for the year Exchange rate adjustment 897 – (5) (1) Cost at December 31 891 Accumulated amortization and impairment per January 1 Amortization for the year Impairment for the year Disposals for the year Exchange rate adjustment (427) (109) (22) 5 – Accumulated amortization and impairment per December 31 (553) Carrying amount of Intangible Assets at December 31 338 2019 Cost per January 1 Additions for the year Disposals for the year Exchange rate adjustment 798 99 – – Cost at December 31 897 Accumulated amortization and impairment per January 1 Amortization for the year Impairment for the year Disposals for the year Exchange rate adjustment (328) (99) – – – Accumulated amortization and impairment per December 31 (427) Carrying amount of Intangible Assets at December 31 470 2020 2019 2018 (DKK million) Amortization and impairments are included in the income statement as follows: Research and development expenses 131 99 60 Total 131 99 60 103 2020 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Section 3 Operating Assets and Liabilities / 3.1 Intangible Assets Antibody Clinical Trial Material Purchased for Use in Clinical Trials According to our accounting policies, antibody clinical trial material (antibodies) for use in clinical trials that are purchased from third parties will only be recognized in the balance sheet at cost and expensed in the income statement when consumed, if all criteria for recognition as an asset are fulfilled. Accounting Policies Management’s Judgements and Estimates Research and Development Genmab currently has no internally generated intangible assets from development, as the criteria for recognition of an asset are not met as described below. Research and Development Internally Generated Intangible Assets According to the IAS 38, intangible assets arising from development projects should be recognized in the balance sheet. The criteria that must be met for capitalization are that: Licenses and Rights Licenses, rights, and patents are initially measured at cost and include the net present value of any future payments. The net present value of any future payments is recognized as a liability. Milestone payments are accounted for as an increase in the cost to acquire licenses, rights, and patents. Genmab acquires licenses and rights primarily to gain access to targets and technologies identified by third parties. During both 2020 and 2019, no antibodies purchased from third parties for use in clinical trials have been capitalized, as these anti-bodies do not qualify for being capitalized as inventory under either the “Framework ” to IAS/IFRS or IAS 2, “Inventories.” • the development project is clearly defined and identifiable and the attributable costs can be measured reliably during the development period; • the technological feasibility, adequate resources to complete and a market for the product or an internal use of the product can be documented; and • management has the intent to produce and market the product or to use it internally. Management has concluded that the purchase of antibodies from third parties cannot be capitalized as the technical feasibility is not proven and no alternative use exists. Expenses in connection with purchase of antibodies are expensed as incurred. Amortization Licenses, rights, and patents are amortized using the straight-line method over the estimated useful life of five to seven years. Amortization, impairment losses, and gains or losses on the disposal of intangible assets are recognized in the income statement as research and development costs. Estimation of Useful Life Genmab has licenses, rights, and patents that are amortized over an estimated useful life of the intangible asset. As of December 31, 2020, the carrying amount of the intangible assets was DKK 338 million (2019 — DKK 470 million). Genmab estimates the useful life of the intangible assets to be at least seven years based on the expected obsolescence of such assets. However, the actual useful life may be shorter or longer than seven years, depending on the development risk, the probability of success related to the development of a clinical drug as well as potential launch of competing products. Such an intangible asset should be recognized if sufficient certainty can be documented that the future income from the development project will exceed the aggregate cost of production, development, and sale and administration of the product. Impairment If circumstances or changes in Genmab’s operations indicate that the carrying amount of non-current assets in a cash-generating unit may not be recoverable, management reviews the asset for impairment. A development project involves a single product candidate under-going a high number of tests to illustrate its safety profile and its effect on humans prior to obtaining the necessary final approval of the product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the significant risk and duration of the development period related to the develop-ment of biological products, management has concluded that the future economic benefits associated with the individual projects cannot be estimated with sufficient certainty until the project has been finalized and the necessary final regulatory approval of the product has been obtained. Accordingly, Genmab has not recognized such assets at this time and therefore all research and development costs are recognized in the income statement when incurred. 104 2020 Annual Report / Financial Statements / Group

Table of Contents | Management's Review | Financial Statements

Section 3 Operating Assets and Liabilities / 3.2 Property, Plant and Equipment

3.2
Property, Plant and Equipment

(DKK million)	Leasehold improvements	Equipment, furniture and fixtures	Assets under construction	Total property, plant and equipment
2020				
Cost per January 1	98	279	49	426
Additions for the year	8	74	225	307
Transfers between the classes	181	68	(249)	–
Disposals for the year	–	(2)	(5)	(7)
Exchange rate adjustment	–	(3)	(6)	(9)
Cost at December 31	**287**	**416**	**14**	**717**
Accumulated depreciation and impairment at January 1	(14)	(175)	–	(189)
Depreciation for the year	(25)	(47)	–	(72)
Impairment for the year	(4)	(3)	–	(7)
Disposals for the year	–	–	–	–
Exchange rate adjustment	–	1	–	1
Accumulated depreciation on disposals	–	3	–	3
Accumulated depreciation and impairment at December 31	**(43)**	**(221)**	**–**	**(264)**
Carrying amount at December 31	**244**	**195**	**14**	**453**
2019				
Cost per January 1	95	217	1	313
Additions for the year	3	64	48	115
Transfers between the classes	–	–	–	–
Disposals for the year	–	(2)	–	(2)
Exchange rate adjustment	–	–	–	–
Cost at December 31	**98**	**279**	**49**	**426**
Accumulated depreciation and impairment at January 1	(8)	(143)	–	(151)
Depreciation for the year	(6)	(34)	–	(40)
Impairment for the year	–	–	–	–
Disposals for the year	–	–	–	–
Exchange rate adjustment	–	–	–	–
Accumulated depreciation on disposals	–	2	–	2
Accumulated depreciation and impairment at December 31	**(14)**	**(175)**	**–**	**(189)**
Carrying amount at December 31	**84**	**104**	**49**	**237**

(DKK million)	2020	2019	2018
Depreciation and impairments are included in the income statement as follows:			
Research and development expenses	69	37	26
General and administrative expenses	10	3	2
Total	**79**	**40**	**28**

Capital expenditures in 2020 and 2019 were primarily related to the expansion of our facilities in the Netherlands and the United States to support the growth in our product pipeline.

105 2020 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Section 3 Operating Assets and Liabilities / 3.3 Leases 3.3 Leases Genmab has entered into lease agreements with respect to office space and office equipment. Impairment If circumstances or changes in Genmab’s operations indicate that the carrying amount of non-current assets in a cash-generating unit may not be recoverable, management reviews the asset for impairment. Accounting Policies Property, plant and equipment is mainly comprised of leasehold improvements, assets under construction, and equipment, furniture and fixtures, which are measured at cost less accumulated depreci-ation, and any impairment losses. The basis for the review is the recoverable amount of the assets, determined as the greater of the fair value less cost to sell or its value in use. Value in use is calculated as the net present value of future cash inflow generated from the asset. The cost is comprised of the acquisition price and direct costs related to the acquisition until the asset is ready for use. Costs include direct costs and costs to subcontractors. The leases are non-cancellable for various periods up to 2038. Amounts Recognized in the Consolidated Balance Sheets The balance sheet shows the following amounts relating to leases: If the carrying amount of an asset is greater than the recoverable amount, the asset is written down to the recoverable amount. An impairment loss is recognized in the income statement when the impairment is identified. Depreciation Depreciation, which is stated at cost net of any residual value, is calculated on a straight-line basis over the expected useful lives of the assets, which are as follows: December 31, 2020 December 31, 2019 (DKK million) Right-of-use assets Properties Equipment Equipment, furniture and fixtures 3–5 years 280 3 173 4 Computer equipment 3 years Leasehold improvements 15 years or the lease term, if shorter Total right-of-use assets 283 177 Lease liabilities Current Non-current The useful lives and residual values are reviewed and adjusted if appropriate on a yearly basis. Assets under construction are not depreciated. 42 277 26 155 Total lease liabilities 319 181 During 2020, there were additions to our right-of-use assets and lease liabilities related to the commencement of leases in the United States and the Netherlands with respect to office and labo-ratory space. There were no additions to the right-of-use assets and lease liabilities in 2019. 106 2020 Annual Report / Financial Statements / Group

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Section 3 Operating Assets and Liabilities / 3.3 Leases

Amounts Recognized in the Consolidated Statements of Comprehensive Income

The statement of comprehensive income shows the following amounts relating to leases:

(DKK million)	December 31, 2020	December 31, 2019	December 31, 2018
Depreciation charge of right-of-use assets			
Properties	35	27	–
Equipment	1	1	–
Total depreciation charge of right-of-use assets	**36**	**28**	**–**
Interest expense	9	7	–
Expense relating to short-term leases	3	6	–

Interest expense is included in net financial items and expenses relating to short-term leases are included in operating expenses in the statement of comprehensive income.

The total cash outflow for leases was DKK 53 million and DKK 38 million in 2020 and 2019 respectively.

Future minimum payments under our leases as of December 31, 2020, December 31, 2019, and December 31, 2018, are as follows:

(DKK million)	2020	2019	2018
Payment due			
Less than 1 year	53	32	31
1 to 3 years	85	64	65
More than 3 years but less than 5 years	62	27	45
More than 5 years	194	93	106
Total	**394**	**216**	**247**

During 2020, Genmab entered into a lease agreement with respect to the new headquarters in Denmark with a commencement date in March 2023 and is non-cancellable until March 2038. The total future minimum payments over the term of the lease are approximately DKK 342 million and estimated capital expenditures to fit out the space are approximately DKK 40 million. Additionally, Genmab amended a lease agreement for additional office and laboratory space in the United States with a commencement date in April 2021 and is non-cancellable until August 2031. The total future minimum payments over the term of the lease are approximately DKK 87 million and estimated capital expenditures to fit out the space are approximately DKK 53 million.

During 2019, Genmab entered into a lease agreement with respect to office and laboratory space in the Netherlands with a commencement date in February 2022 and is non-cancellable until January 2032. The total future minimum payments over the term of the lease are approximately DKK 117 million and estimated capital expenditures to fit out the space are approximately DKK 74 million.

Future minimum payments under our leases with commencement dates after December 31, 2020 are not included in the table above.

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Section 3 Operating Assets and Liabilities / 3.4 Other Investments

§ Accounting Policies

All leases are recognized in the balance sheet as a right-of-use ("ROU") asset with a corresponding lease liability, except for short term assets in which the lease term is 12 months or less, or low value assets.

ROU assets represent Genmab's right to use an underlying asset for the lease term and lease liabilities represent Genmab's obligation to make lease payments arising from the lease. The ROU asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis over the lease term. In the income statement, lease costs are replaced by depreciation of the ROU asset recognized over the lease term in operating expenses, and interest expenses related to the lease liability are classified in financial items.

Genmab determines if an arrangement is a lease at inception. Genmab leases various properties and IT equipment. Rental contracts are typically made for fixed periods. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, less any lease incentives. As Genmab's leases do not provide an implicit interest rate, Genmab uses an incremental borrowing rate based on the information available at the commencement date of the lease in determining the present value of lease payments. Lease terms utilized by Genmab may include options to extend or terminate the lease when it is reasonably certain that Genmab will exercise that option. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

ROU assets are measured at cost and include the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the income statement. Short-term leases are leases with a lease term of 12 months or less and low-value assets comprise IT equipment and small items of office furniture.

3.4 Other Investments

Genmab's other investments consist primarily of an investment in common shares of CureVac N.V. ("CureVac"). CureVac is also a strategic partner that is focused on the research and development of differentiated mRNA-based antibody products by combining CureVac's mRNA technology and know-how with Genmab's proprietary antibody technologies and expertise. The investment in CureVac AG was made in December 2019. In August 2020, CureVac AG had an IPO and its shares are now listed under CureVac N.V. The investment in CureVac is recorded at fair value through profit and loss. This investment represents 1.2% ownership of CureVac and is recorded at a fair value of DKK 1,067 million as of December 31, 2020 compared to DKK 149 million as of December 31, 2019.

§ Accounting Policies

Other investments are measured on initial recognition at fair value, and subsequently at fair value. Changes in fair value are recognized in the income statement within financial income or expense.

3.5 Receivables

(DKK million)	2020	2019
Receivables related to collaboration agreements	2,176	2,849
Interest receivables	55	34
Other receivables	98	56
Prepayments	154	62
Total	**2,483**	**3,001**
Non-current receivables	20	11
Current receivables	2,463	2,990
Total	**2,483**	**3,001**

During 2020 and 2019, there were no losses related to receivables and the credit risk on receivables is considered to be limited. The provision for expected credit losses was not significant given that there have been no credit losses over the last three years and the high-quality nature (top tier life science companies) of Genmab's customers are not likely to result in future default risk.

The receivables are mainly comprised of royalties, milestones and reductions of research and development costs from our collaboration agreements and are non-interest bearing receivables which are due less than one year from the balance sheet date.

Please refer to note 4.2 for additional information about interest receivables and related credit risk.

§ Accounting Policies

Receivables are designated as financial assets measured at amortized cost and are initially measured at fair value or transaction price and subsequently measured in the balance sheet at amortized cost, which generally corresponds to nominal value less expected credit loss provision.

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Section 3 Operating Assets and Liabilities / 3.7 Deferred Revenue

Genmab utilizes a simplified approach to measuring expected credit losses and uses a lifetime expected loss allowance for all receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due.

Prepayments include expenditures related to a future financial period. Prepayments are measured at nominal value.

3.6 Provisions

(DKK million)	2020	2019
Provisions per January 1	2	1
Additions during the year	2	1
Used during the year	–	–
Released during the year	–	–
Total at December 31	**4**	**2**
Non-current provisions	4	2
Current provisions	–	–
Total at December 31	**4**	**2**

Provisions include contractual restoration obligations related to our lease of offices. In determining the fair value of the restoration obligation, assumptions and estimates are made in relation to discounting, the expected cost to restore the offices and the expected timing of those costs.

The majority of non-current provisions are expected to be settled in 2022.

§ Accounting Policy

Provisions are recognized when the Group has an existing legal or constructive obligation as a result of events occurring prior to or on the balance sheet date, and it is probable that the utilization of economic resources will be required to settle the obligation. Provisions are measured at management's best estimate of the expenses required to settle the obligation.

A provision for onerous contracts is recognized when the expected benefits to be derived by Genmab from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

When Genmab has a legal obligation to restore our office lease in connection with the termination, a provision is recognized corresponding to the present value of expected future costs.

The present value of a provision is calculated using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as an interest expense.

3.7 Deferred Revenue

Genmab has recognized the following liabilities related to the AbbVie collaboration.

(DKK million)	2020	2019
Deferred revenue at January 1	–	–
Payment received	4,911	–
Revenue recognized during the year	(4,398)	–
Total at December 31	**513**	–
Non-current deferred revenue	487	–
Current deferred revenue	26	–
Total at December 31	**513**	–

Deferred revenue was recognized in connection with the AbbVie collaboration, as detailed in note 2.1. An upfront payment of USD 750 million (DKK 4,911 million) was received in July 2020 of which DKK 4,398 million has been recognized as license revenue during 2020.

The revenue deferred at the initiation of the AbbVie agreement in June 2020 related to two product concepts to be identified and controlled under a research agreement to be negotiated between Genmab and AbbVie. The product concepts relate to (1) Genmab antibodies conjugated with different linker payloads and (2) CD3 DuoBody® molecules. Genmab and AbbVie will conclude a research agreement that will govern the research and development activities in regard to the product concepts. As there have been no development activities for the product concepts at December 31, 2020, no recognition of deferred revenue has been made in 2020. This deferred revenue is estimated to be recognized over a seven-year period which reflects the period expected to develop a drug candidate.

Please refer to note 2.1 for additional information related to the AbbVie collaboration.

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Table of Contents Management’s Review Financial Statements Section 3 Operating Assets and Liabilities / 3.8 Other Payables 3.8 Other Payables Staff Cost Liabilities Wages and salaries, social security contributions, paid leave and bonuses, and other employee benefits are recognized in the financial year in which the employee performs the associated work. 2020 2019 (DKK million) Termination benefits are recognized as an expense, when the Genmab Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment. Liabilities related to collaboration agreements Staff cost liabilities Other liabilities Accounts payable 15 134 892 145 8 48 715 69 Genmab’s pension plans are classified as defined contribution plans, and, accordingly, no pension obligations are recognized in the balance sheet. Costs relating to defined contribution plans are included in the income statement in the period in which they are accrued and outstanding contributions are included in other payables. Total at December 31 1,186 840 Non-current other payables Current other payables 1 1,185 1 839 Total at December 31 1,186 840 Accounting Policies Accounts Payable Accounts payable are measured in the balance sheet at amortized cost. Other payables are initially measured at fair value and subsequently measured in the balance sheet at amortized cost. The current other payables are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the next financial year. Other Liabilities Other liabilities primarily includes accrued expenses related to our research and development project costs. Non-current payables are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the liability due to passage of time is recognized as interest expense. 110 2020 Annual Report / Financial Statements / Group

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Section 4

Capital Structure, Financial Risk and Related Items

This section includes disclosures related to how Genmab manages its capital structure, cash position and related risks and items. Genmab is primarily financed through partnership collaborations.

4.1 Capital Management

Genmab's goal is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of Genmab's product pipeline and business in general.

Genmab is primarily financed through partnership collaboration income and had, as of December 31, 2020, a cash position of DKK 16,079 million compared to DKK 10,971 million as of December 31, 2019. The cash position supports the advancement of our product pipeline and operations.

The adequacy of our available funds will depend on many factors, including continued growth of DARZALEX sales, progress in our research and development programs, the magnitude of those programs, our commitments to existing and new clinical collaborators, our ability to establish commercial and licensing arrangements, our capital expenditures, market developments, and any future acquisitions. Accordingly, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative agreements with partners, or from other sources.

The Board of Directors monitors the share and capital structure to ensure that Genmab's capital resources support the strategic goals. There was no change in the Group's approach to capital management procedures in 2020.

Neither Genmab A/S nor any of its subsidiaries are subject to externally imposed capital requirements.

4.2 Financial Risk

The financial risks of the Genmab Group are managed centrally.

The overall risk management guidelines have been approved by the Board of Directors and includes the Group's investment policy related to our marketable securities. The Group's risk management guidelines are established to identify and analyze the risks faced by the Genmab Group, to set the appropriate risk limits and controls and to monitor the risks and adherence to limits. It is Genmab's policy not to actively speculate in financial risks. The Group's financial risk management is directed solely against monitoring and reducing financial risks which are directly related to Genmab's operations.

The primary objective of Genmab's investment activities is to preserve capital and ensure liquidity with a secondary objective of maximizing the return derived from security investments without significantly increasing risk. Therefore, our investment policy includes among other items, guidelines and ranges for which investments (all of which are shorter-term in nature) are considered to be eligible investments for Genmab and which investment parameters are to be applied, including maturity limitations and credit ratings. In addition, the policy includes specific diversification criteria and investment limits to minimize the risk of loss resulting from over concentration of assets in a specific class, issuer, currency, country, or economic sector.

Currently, our marketable securities are administrated by two external investment managers. The guidelines and investment managers are reviewed regularly to reflect changes in market conditions, Genmab's activities and financial position. In 2016, the investment policy was amended to increase the investment limits for individual securities and reduce the percent of the total portfolio required to have a maturity of less than one year. The changes were made as a result of the higher value of our marketable securities portfolio and reduced need for short duration securities.

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Section 4 Capital Structure, Financial Risk and Related Items / 4.2 Financial Risk

In addition to the capital management and financing risk mentioned in note 4.1, Genmab has identified the following key financial risk areas, which are mainly related to our marketable securities portfolio:

- credit risk;
- foreign currency risk; and
- interest rate risk.

All of Genmab's marketable securities are traded in established markets. Given the current market conditions, all future cash inflows including re-investments of proceeds from the disposal of marketable securities are invested in highly liquid and conservative investments. Please refer to note 4.4 for additional information regarding marketable securities.

Credit Risk

Genmab is exposed to credit risk and losses on marketable securities and bank deposits. The maximum credit exposure related to Genmab's cash position was DKK 16,079 million as of December 31, 2020 compared to DKK 10,971 million as of December 31, 2019. The maximum credit exposure to Genmab's receivables was DKK 2,483 million as of December 31, 2020 compared to DKK 3,001 million as of December 31, 2019.

Marketable Securities

To manage and reduce credit risks on our securities, Genmab's policy is to ensure only securities from investment grade issuers are eligible for our portfolios. No issuer of marketable securities can be accepted if it is not assumed that the credit quality of the issuer would be at least equal to the rating shown below:

Category	S&P	Moody's	Fitch
Short-term	A-1	P-1	F-1
Long-term	A-	A3	A-

Genmab's current portfolio is spread over a number of different securities and is conservative with a focus on liquidity and security. As of December 31, 2020, 99% of our marketable securities had an AA rating or higher from Moody's, S&P, or Fitch compared to 100% as of December 31, 2019. The total value of marketable securities including interest receivables amounted to DKK 8,874 million at the end of 2020 compared to DKK 7,453 million at the end of 2019.

Bank Deposits

To reduce the credit risk on our bank deposits, Genmab policy is only to invest its cash deposits with highly rated financial institutions. Currently, these financial institutions have a short-term Fitch and S&P rating of at least F-1 and A-1, respectively. In addition, Genmab maintains bank deposits at a level necessary to support the short-term funding requirements of the Genmab Group. The total value of bank deposits including short-term marketable securities amounted to DKK 7,260 million as of December 31, 2020 compared to DKK 3,552 million at the end of 2019. The increase was primarily driven by the upfront payment of USD 750 million (DKK 4,911 million) related to the AbbVie collaboration.

Receivables

The credit risk related to our receivables is not significant based on the high quality nature of Genmab's collaboration partners. As disclosed in note 2.1, Janssen is Genmab's primary partner in which receivables are established for royalties and milestones achieved.

Foreign Currency Risk

Genmab's presentation currency is the DKK; however, Genmab's revenues and expenses are in a number of different currencies. Consequently, there is a substantial risk of exchange rate fluctuations having an impact on Genmab's cash flows, profit (loss) and/or financial position in DKK.

The majority of Genmab's revenue is generated in USD. Exchange rate changes to the USD will result in changes to the translated value of future net result before tax and cash flows. Genmab's revenue in USD was 95% of total revenue in 2020 as compared to 97% in 2019 and 96% in 2018.

The foreign subsidiaries are not significantly affected by currency risks as both revenues and expenses are primarily settled in the foreign subsidiaries' functional currencies.

Assets and Liabilities in Foreign Currency

The most significant cash flows of Genmab are DKK, EUR, USD and GBP, and Genmab limits its currency exposure by maintaining cash positions in these currencies. Genmab's total marketable securities were invested in EUR (10%), DKK (19%), USD (70%) and GBP (1%) denominated securities as of December 31, 2020, compared to 12%, 23%, 64%, and 1%, as of December 31, 2019.

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Section 4 Capital Structure, Financial Risk and Related Items / 4.2 Financial Risk

Based on the amount of assets and liabilities denominated in EUR, USD and GBP as of December 31, 2020 and 2019, a 1% increase/decrease in the EUR to DKK exchange rate and a 10% increase/decrease in both USD to DKK exchange rate and GBP to DKK exchange rate will impact our net result before tax by approximately:

(DKK million)	Percentage change in exchange rate*	Impact of change in exchange rate**
2020		
EUR	1%	8
USD	10%	1,480
GBP	10%	1
2019		
EUR	1%	10
USD	10%	1,053
GBP	10%	-

*The analysis assumes that all other variables, in particular interest rates, remain constant.

**The movements in the income statement and equity arise from monetary items (cash, marketable securities, receivables and liabilities) where the functional currency of the entity differs from the currency that the monetary items are denominated in.

Accordingly, significant changes in exchange rates could cause Genmab's net result to fluctuate significantly as gains and losses are recognized in the income statement. Genmab's EUR exposure is mainly related to our marketable securities, contracts and other costs denominated in EUR. Since the introduction of EUR in 1999, Denmark has committed to maintaining a central rate of 7.46 DKK to the EUR. This rate may fluctuate within a +/- 2.25% band. Should Denmark's policy toward the EUR change, the DKK values of our EUR denominated assets and costs could be materially different compared to what is calculated and reported under the existing Danish policy toward the DKK/EUR.

The USD currency exposure was mainly related to cash, marketable securities, and receivables related to our collaborations with Janssen, AbbVie, Novartis and Horizon. Significant changes in the exchange rate of USD to DKK could cause the net result to change materially as shown in the table above.

The GBP currency exposure is mainly related to contracts and marketable securities denominated in GBP.

Interest Rate Risk

Genmab's exposure to interest rate risk is primarily related to the marketable securities, as Genmab currently does not have significant interest bearing debts.

Marketable Securities

The securities in which the Group has invested bear interest rate risk, as a change in market derived interest rates may cause fluctuations in the fair value of the investments. In accordance with the objective of the investment activities, the portfolio of securities is monitored on a total return basis.

To control and minimize the interest rate risk, Genmab maintains an investment portfolio in a variety of securities with a relatively short effective duration with both fixed and variable interest rates.

As of December 31, 2020, the portfolio has an average effective duration of approximately 0.8 years (2019: 1.1 years) and no securities have an effective duration of more than 6 years (2019: 9 years), which means that a change in the interest rates of one percentage point will cause the fair value of the securities to change by approximately 0.8% (2019: 1.1%). Due to the short-term nature of the current investments and to the extent that we are able to hold the investments to maturity, we consider our current exposure to changes in fair value due to interest rate changes to be insignificant compared to the fair value of the portfolio.

(DKK million)	2020	2019
Year of Maturity		
2020	-	3,891
2021	6,195	2,190
2022	1,296	493
2023	314	102
2024	98	-
2025+	916	743
Total	**8,819**	**7,419**

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Section 4 Capital Structure, Financial Risk and Related Items / 4.3 Financial Assets and Liabilities

4.3

Financial Assets and Liabilities

Categories of Financial Assets and Liabilities

(DKK million)	Note	2020	2019
Financial assets measured at fair value through profit or loss			
Marketable securities	4.4	8,819	7,419
Other investments	3.4	1,081	149
Financial assets measured at amortized cost			
Receivables excluding prepayments	3.5	2,329	2,939
Cash and cash equivalents		7,260	3,552
Financial liabilities measured at amortized cost:			
Other payables	3.8	(1,186)	(840)
Lease liabilities	3.3	(319)	(181)

Fair Value Measurement

		2020				2019			
(DKK million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets Measured at Fair Value									
Marketable securities	4.4	8,819	-	-	8,819	7,419	-	-	7,419
Other investments	3.4	1,067	-	14	1,081	-	-	149	149

Marketable Securities

Substantially all fair market values are determined by reference to external sources using unadjusted quoted prices in established markets for our marketable securities (Level 1).

Other Investments

Other investments consist primarily of a DKK 1,067 million investment in common shares of CureVac. In August 2020, CureVac had an IPO. As a result, the common shares now have a published price quotation in an active market and therefore the fair value measurement was transferred from Level 3 to Level 1 of the fair value hierarchy as of December 31, 2020. There were no transfers in 2019.

(DKK million)	Other Investments
Fair value at January 1, 2020	149
Transfer to Level 1	(149)
Acquisitions	14
Fair value at December 31, 2020	14

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Section 4 Capital Structure, Financial Risk and Related Items / 4.4 Marketable Securities

§ Accounting Policies

Classification of Categories of Financial Assets and Liabilities

Genmab classifies its financial assets held into the following measurement categories:

- those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and
- those to be measured at amortized cost.

The classification depends on the business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income.

Genmab reclassifies debt investments only when its business model for managing those assets changes.

Further details about the accounting policy for each of the categories are outlined in the respective notes.

Fair Value Measurement

Genmab measures financial instruments, such as marketable securities, at fair value at each balance sheet date. Management assessed that financial assets and liabilities measured at amortized costs such as bank deposits, receivables and other payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

- In the principal market for the asset or liability, or
- In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by Genmab.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Genmab uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

For financial instruments that are measured in the balance sheet at fair value, IFRS 13 for financial instruments requires disclosure of fair value measurements by level of the following fair value measurement hierarchy for:

- **Level 1** — Quoted prices (unadjusted) in active markets for identical assets or liabilities
- **Level 2** — Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
- **Level 3** — Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

For assets and liabilities that are recognized in the financial statements on a recurring basis, Genmab determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Any transfers between the different levels are carried out at the end of the reporting period.

4.4 Marketable Securities

(DKK million)	2020	2019
Cost at January 1	7,380	5,494
Additions for the year	12,414	5,812
Disposals for the year	(10,435)	(3,926)
Cost at December 31	**9,359**	**7,380**
Fair value adjustment at January 1	39	79
Fair value adjustment for the year	(579)	(40)
Fair value adjustment at December 31	**(540)**	**39**
Net book value at December 31	**8,819**	**7,419**
Net book value in percentage of cost	**94%**	**101%**

Fair Value Adjustment

The total fair value adjustment was an expense of DKK 579 million in 2020 compared to an expense of DKK 40 million in 2019. Fair value adjustments were primarily driven by foreign exchange movements and the timing of maturities and purchases of marketable securities.

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Section 4 Capital Structure, Financial Risk and Related Items / 4.4 Marketable Securities

(DKK million)	Market value 2020	Average effective duration	Share %	Market value 2019	Average effective duration	Share %
Kingdom of Denmark bonds and treasury bills	462	1.65	5%	462	1.84	6%
Danish mortgage-backed securities	1,230	2.01	14%	1,227	2.33	17%
DKK portfolio	1,692	1.91	19%	1,689	2.20	23%
EUR portfolio						
European government bonds and treasury bills	863	1.54	10%	873	1.33	12%
USD portfolio						
US government bonds and treasury bills	6,193	0.41	70%	4,778	0.63	64%
GBP portfolio						
UK government bonds and treasury bills	71	0.43	1%	79	0.55	1%
Total portfolio	8,819	0.81	100%	7,419	1.07	100%
Marketable securities	8,819			7,419		

Please refer to note 4.2 for additional information regarding the risks related to our marketable securities.

§ Accounting Policies

Marketable securities consist of investments in securities with a maturity greater than three months at the time of acquisition. Measurement of marketable securities depends on the business model for managing the asset and the cash flow characteristics of the asset. There are two measurement categories into which Genmab classifies its debt instruments:

- **Amortized cost:** Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses), together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss.
- **Fair value through profit and loss (FVPL):** Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within financial income or expenses in the period in which it arises.

Genmab's portfolio is managed and evaluated on a fair value basis in accordance with its stated investment guidelines and the information provided internally to management. This business model does not meet the criteria for amortized cost or FVOCI and as a result marketable securities are measured at fair value through profit and loss. This classification is consistent with the prior year's classification.

Genmab invests its cash in deposits with major financial institutions, in Danish mortgage bonds, and notes issued by the Danish, European and United States governments. The securities can be purchased and sold using established markets.

Transactions are recognized at trade date.

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4.5
Financial Income and Expenses

(DKK million)	2020	2019	2018
Financial income:			
Interest and other financial income	184	120	63
Realized and unrealized gains on marketable securities (fair value through the income statement), net	–	9	–
Realized and unrealized gains on other investments, net	965	–	–
Realized and unrealized gains on fair value hedges, net	–	–	2
Realized and unrealized exchange rate gains, net	–	99	178
Total financial income	1,149	228	243
Financial expenses:			
Interest and other financial expenses	(10)	(7)	–
Realized and unrealized losses on marketable securities (fair value through the income statement), net	(92)	–	(11)
Realized and unrealized exchange rate losses, net	(1,456)	–	–
Total financial expenses	(1,558)	(7)	(11)
Net financial items	(409)	221	232
Interest and other financial income on financial assets measured at amortized cost	7	22	8
Interest and other financial expenses on financial liabilities measured at amortized cost	(1)	–	–

Interest Income

Interest and other financial income of DKK 184 million in 2020 compared to DKK 120 million in 2019 increased primarily due to a higher cash position in 2020 compared to 2019, partly offset by lower interest rates in 2020 compared to 2019. Interest and other financial income of DKK 120 million in 2019 compared to DKK 63 million in 2018 increased primarily due to both higher cash position and interest rates in 2019 compared to 2018.

Foreign Exchange Rate Gains and Losses

Realized and unrealized exchange rate losses, net of DKK 1,456 million in 2020 were driven by foreign exchange movements, which negatively impacted our USD denominated portfolio and cash holdings. The USD weakened against the DKK during 2020, resulting in realized and unrealized exchange rate losses. More specifically, the USD/DKK foreign exchange rate decreased from 6.6759 at December 31, 2019 to 6.0524 at December 31, 2020.

Realized and unrealized exchange rate gains, net of DKK 99 million in 2019 were driven by foreign exchange movements, which positively impacted our USD denominated portfolio and cash holdings. The USD strengthened against the DKK during 2019, resulting in realized and unrealized exchange rate gains. More specifically, the USD/DKK foreign exchange rate increased from 6.5213 at December 31, 2018 to 6.6759 at December 31, 2019. Please refer to note 4.2 for additional information on foreign currency risk.

Other Investments

Realized and unrealized gains on other investments, net of DKK 965 million in 2020 was related to the unrealized change in fair value of Genmab's investment in common shares of CureVac. There was no gain or loss attributable to other investments in 2019 or 2018.

§ Accounting Policies

Financial income and expenses include interest as well as realized and unrealized exchange rate adjustments and realized and unrealized gains and losses on marketable securities (designated as fair value through the income statement) and realized gains and losses and write-downs of other securities and equity interests (designated as available-for-sale financial assets).

Interest and dividend income are shown separately from gains and losses on marketable securities and other securities and equity interests.

Gains or losses relating to the ineffective portion of a cash flow hedge and changes in time value are recognized immediately in the income statement as part of the financial income or expenses.

4.6
Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S has established an RSU program (equity-settled share-based payment transactions) as an incentive for Genmab's employees, members of the Executive Management, and members of the Board of Directors.

RSUs are granted by the Board of Directors. RSU grants to members of the Board of Directors and members of the Executive Management are subject to the Remuneration Policy adopted at the Annual General Meeting.

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Under the terms of the RSU program, RSUs are subject to a cliff vesting period and become fully vested on the first banking day of the month following a period of three years from the date of grant. If an employee, member of Executive Management, or member of the Board of Directors ceases their employment or board membership prior to the vesting date, all RSUs that are granted, but not yet vested, shall lapse automatically.

However, if an employee, a member of the Executive Management or a member of the Board of Directors ceases employment or board membership due to retirement, death, serious sickness or serious injury then all RSUs that are granted, but not yet vested, shall remain outstanding and will be settled in accordance with their terms. Beginning with the December 2020 RSU grant to members of the Board of Directors, all RSU grants to members of the Board of Directors will be subject to pro-rata vesting upon termination of board services. For further details, please see the 2020 Compensation Report.

In addition, for an employee or a member of the Executive Management, RSUs that are granted, but not yet vested, shall remain outstanding and will be settled in accordance with their terms in instances where the employment relationship is terminated by Genmab without cause.

Within 30 days of the vesting date, the holder of an RSU receives one share in Genmab A/S for each RSU. In jurisdictions in which Genmab as an employer is required to withhold tax and settle with the tax authority on behalf of the employee, Genmab withholds the number of RSUs that are equal to the monetary value of the employee's tax obligation from the total number of RSUs that otherwise would have been issued to the employee upon vesting ("net settlement"). Genmab A/S may at its sole discretion in extraordinary circumstances choose to make cash settlement instead of delivering shares.

The RSU program contains anti-dilution provisions if changes occur in Genmab's share capital prior to the vesting date and provisions to accelerate vesting of RSUs in the event of change of control as defined in the RSU program.

RSU Activity in 2020, 2019 and 2018

	Number of RSUs held by the Board of Directors	Number of RSUs held by the Executive Management	Number of RSUs held by employees	Number of RSUs held by former members of the Executive Management, Board of Directors and employees	Total RSUs
Outstanding at January 1, 2018	**24,328**	**83,857**	**55,475**	**4,384**	**168,044**
Granted*	5,224	18,020	79,395	-	102,639
Settled	(9,425)	(35,725)	-	(2,300)	(47,450)
Transferred	-	-	(3,358)	3,358	-
Cancelled	-	-	(1,466)	(2,865)	(4,331)
Outstanding at December 31, 2018	**20,127**	**66,152**	**130,046**	**2,577**	**218,902**
Outstanding at January 1, 2019	**20,127**	**66,152**	**130,046**	**2,577**	**218,902**
Granted*	3,708	25,793	87,168	73	116,742
Settled	(2,631)	(19,080)	-	(478)	(22,189)
Transferred	(1,251)	-	(8,355)	9,606	-
Cancelled	-	-	-	(5,548)	(5,548)
Outstanding at December 31, 2019	**19,953**	**72,865**	**208,859**	**6,230**	**307,907**
Outstanding at January 1, 2020	**19,953**	**72,865**	**208,859**	**6,230**	**307,907**
Granted*	2,929	9,032	34,431	130	46,522
Settled	(6,470)	(12,253)	(22,196)	(5,936)	(46,855)
Transferred	(2,822)	(2,334)	(22,762)	27,918	-
Cancelled	(1,025)	(1,128)	(958)	(10,535)	(13,646)
Outstanding at December 31, 2020	**12,565**	**66,182**	**197,374**	**17,807**	**293,928**

*RSUs held by the Board of Directors includes RSUs granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries.

Please refer to note 5.1 for additional information regarding compensation of Executive Management and the Board of Directors.

The weighted average fair value of RSUs granted was DKK 1,927.83, DKK 1,511.70 and DKK 1,033.95 in 2020, 2019 and 2018, respectively.

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Table of Contents Management’s Review Financial Statements Section 4 Capital Structure, Financial Risk and Related Items / 4.6 Share-Based Instruments Warrant Program Genmab A/S has established a warrant program (equity-settled share-based payment transactions) as an incentive for all the Genmab Group’s employees, and members of the Executive Management. Warrants Granted from August 2004 until April 2012 Under the August 2004 warrant program, warrants can be exercised starting from one year after the grant date. As a general rule, the warrant holder may only exercise 25% of the warrants granted per full year of employment or affiliation with Genmab after the grant date. Warrants Granted from April 2012 until March 2017 Following the Annual General Meeting in April 2012, a new warrant program was adopted by the Board of Directors. Whereas warrants granted under the August 2004 warrant program will lapse on the tenth anniversary of the grant date, warrants granted under the new April 2012 warrant program will lapse at the seventh anniversary of the grant date. All other terms in the warrant program are identical. Warrants are granted by the Board of Directors in accordance with authorizations given to it by Genmab A/S’ shareholders. However, the warrant holder will be entitled to continue to be able to exercise all warrants on a regular schedule in instances where the employment relationship is terminated by Genmab without cause. Warrants Granted from March 2017 In March 2017, a new warrant program was adopted by the Board of Directors. Whereas warrants granted under the April 2012 warrant program vested annually over a four-year period, warrants granted under the new March 2017 warrant program are subject to a cliff vesting period and become fully vested three years from the date of grant. All other terms in the warrant program are identical. Warrant grants to Executive Management are subject to Genmab’s Remuneration Policy adopted at the Annual General Meeting. In case of a change of control event as defined in the warrant program, the warrant holder will immediately be granted the right to exercise all of his/her warrants regardless of the fact that such warrants would otherwise only become fully vested at a later point in time. Warrant holders who are no longer employed by or affili-ated with Genmab will, however, only be entitled to exercise such percentages as would otherwise have vested under the terms of the warrant program. Under the terms of the warrant program, warrants are granted at an exercise price equal to the share price on the grant date. According to the warrant program, the exercise price cannot be fixed at a lower price than the market price at the grant date. In connection with exercise, the warrants shall be settled with the delivery of shares in Genmab A/S. The warrant program contains anti-dilution provisions if changes occur in Genmab’s share capital prior to the warrants being exercised. 119 2020 Annual Report / Financial Statements / Group

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Warrant Activity in 2020, 2019 and 2018

	Number of warrants held by the Board of Directors	Number of warrants held by the Executive Management	Number of warrants held by employees	Number of warrants held by former members of the Executive Management, Board of Directors and employees	Total warrants	Weighted average exercise price
Outstanding at January 1, 2018	**92,242**	**559,737**	**574,295**	**291,912**	**1,518,186**	**436.01**
Granted*	3,161	50,464	222,882	–	276,507	1,034.66
Exercised	(20,925)	(130,000)	(46,883)	(114,089)	(311,897)	241.34
Expired	–	–	–	(37,875)	(37,875)	253.76
Cancelled	–	–	(4,582)	(17,129)	(21,711)	940.01
Transfers	–	–	(39,624)	39,624	–	–
Outstanding at December 31, 2018	**74,478**	**480,201**	**706,088**	**162,443**	**1,423,210**	**592.14**
Exercisable at year end	62,647	355,347	297,128	152,743	867,865	295.02
Exercisable warrants in the money at year end	60,688	340,775	257,115	148,701	807,279	230.43
Outstanding at January 1, 2019	**74,478**	**480,201**	**706,088**	**162,443**	**1,423,210**	**592.14**
Granted*	3,925	–	303,066	228	307,219	1,483.58
Exercised	(15,750)	(132,400)	(56,237)	(95,044)	(299,431)	212.23
Expired	–	–	–	(2,000)	(2,000)	129.75
Cancelled	–	–	–	(15,374)	(15,374)	1,049.34
Transfers	(319)	–	(93,944)	94,263	–	–
Outstanding at December 31, 2019	**62,334**	**347,801**	**858,973**	**144,516**	**1,413,624**	**862.03**
Exercisable at year end	50,227	230,233	225,855	131,933	638,248	407.89
Exercisable warrants in the money at year end	50,227	227,733	219,403	129,698	627,061	385.84
Outstanding at January 1, 2020	**62,334**	**347,801**	**858,973**	**144,516**	**1,413,624**	**862.03**
Granted*	–	7,771	110,041	416	118,228	2,009.79
Exercised	(24,438)	–	(122,015)	(324,793)	(471,246)	296.77
Expired	–	–	–	–	–	–
Cancelled	–	(28,424)	(589)	(43,125)	(72,138)	1,157.54
Transfers	(25,955)	(186,333)	(113,833)	326,121	–	–
Outstanding at December 31, 2020	**11,941**	**140,815**	**732,577**	**103,135**	**988,468**	**1,247.22**
Exercisable at year end	4,192	83,426	166,402	92,696	346,716	935.60
Exercisable warrants in the money at year end	4,192	83,426	166,402	92,696	346,716	935.60

*Warrants held by the Board of Directors includes warrants granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries.

Please refer to note 5.1 for additional information regarding compensation of Executive Management and the Board of Directors.

The number of outstanding warrants as a percentage of share capital at period end 2020, 2019 and 2018 was 2%, respectively. For exercised warrants in 2020, the weighted average share price at the exercise date amounted to DKK 2,035.29, compared to DKK 1,267.92 in 2019 and DKK 1,206.11 in 2018.

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Weighted Average Outstanding Warrants at December 31, 2020

Exercise price DKK	Grant Date	Number of warrants outstanding	Weighted average remaining contractual life (in years)	Number of warrants exercisable
31.75	October 14, 2011	1,260	0.79	1,260
40.41	June 22, 2011	24,290	0.48	24,290
55.85	April 6, 2011	125	0.27	125
220.40	October 15, 2014	1,045	0.79	1,045
225.30	June 12, 2014	2,440	0.45	2,440
337.40	December 15, 2014	20,287	0.96	20,287
466.20	March 26, 2015	4,150	1.24	4,150
623.50	June 11, 2015	850	1.45	850
636.50	October 7, 2015	12,950	1.77	12,950
815.50	March 17, 2016	7,042	2.21	7,042
939.50	December 10, 2015	44,675	1.94	44,675
962.00	June 7, 2018	14,355	4.44	–
1,025.00	December 10, 2018	182,352	4.94	–
1,032.00	December 15, 2017	111,144	3.96	111,144
1,050.00	September 21, 2018	26,497	4.73	–
1,136.00	October 6, 2016	11,761	2.77	11,761
1,145.00	December 15, 2016	63,410	2.96	63,410
1,147.50	June 6, 2019	19,290	5.43	–
1,155.00	March 29, 2019	7,959	5.25	–
1,161.00	March 1, 2019	19,528	5.17	–
1,210.00	April 10, 2018	14,138	4.28	–
1,233.00	June 9, 2016	10,870	2.44	10,870
1,334.50	October 11, 2019	54,096	5.78	–
1,362.50	March 26, 2020	33,573	6.24	–
1,402.00	March 28, 2017	7,335	3.24	7,335
1,408.00	June 8, 2017	1,641	3.44	1,641
1,424.00	February 10, 2017	1,427	3.11	1,053
1,427.00	March 29, 2017	8,400	3.25	8,400
1,432.00	October 5, 2017	11,988	3.76	11,988
1,615.00	December 5, 2019	185,403	5.93	–
1,948.00	June 3, 2020	15,582	6.43	–
2,317.00	October 7, 2020	43,641	6.77	–
2,381.00	December 15, 2020	24,964	6.96	–
1,247.22		**988,468**	**4.60**	**346,716**

Weighted Average Outstanding Warrants at December 31, 2019

Exercise price DKK	Grant Date	Number of warrants outstanding	Weighted average remaining contractual life (in years)	Number of warrants exercisable
31.75	October 14, 2011	5,950	1.79	5,950
40.41	June 22, 2011	80,205	1.48	80,205
46.74	June 2, 2010	85,000	0.42	85,000
55.85	April 6, 2011	5,500	1.27	5,500
66.60	December 9, 2010	35,500	0.94	35,500
67.50	October 14, 2010	3,250	0.79	3,250
68.65	April 21, 2010	3,325	0.31	3,325
147.50	April 17, 2013	1,500	0.30	1,500
199.00	June 12, 2013	1,000	0.45	1,000
210.00	February 10, 2014	2,750	1.11	2,750
220.40	October 15, 2014	17,750	1.79	17,750
225.30	June 12, 2014	4,625	1.45	4,625
225.90	December 6, 2013	137,059	0.93	137,059
231.50	October 10, 2013	3,665	0.78	3,665
337.40	December 15, 2014	50,986	1.96	50,986
466.20	March 26, 2015	8,100	2.24	8,100
623.50	June 11, 2015	2,575	2.45	2,575
636.50	October 7, 2015	21,000	2.77	21,000
815.50	March 17, 2016	12,449	3.21	8,390
939.50	December 10, 2015	73,162	2.94	73,162
962.00	June 7, 2018	14,564	5.44	–
1,025.00	December 10, 2018	206,097	5.94	–
1,032.00	December 15, 2017	131,444	4.96	–
1,050.00	September 21, 2018	27,082	5.73	–
1,136.00	October 6, 2016	18,450	3.77	14,089
1,145.00	December 15, 2016	83,287	3.96	62,190
1,147.50	June 6, 2019	21,343	6.43	–
1,155.00	March 29, 2019	7,959	6.25	–
1,161.00	March 1, 2019	19,830	6.17	–
1,210.00	April 10, 2018	14,881	5.28	–
1,233.00	June 9, 2016	13,763	3.44	9,903
1,334.50	October 11, 2019	62,848	6.78	–
1,402.00	March 28, 2017	8,736	4.24	–
1,408.00	June 8, 2017	5,151	4.44	–
1,424.00	February 10, 2017	1,526	4.11	774
1,427.00	March 29, 2017	8,400	4.25	–
1,432.00	October 5, 2017	17,901	4.76	–
1,615.00	December 5, 2019	195,011	6.93	–
862.03		**1,413,624**	**4.05**	**638,248**

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4.7 Share Capital

Share Capital

The share capital comprises the nominal amount of Genmab A/S ordinary shares, each at a nominal value of DKK 1. All shares are fully paid.

On December 31, 2020, the share capital of Genmab A/S comprised 65,545,748 shares of DKK 1 each with one vote. There are no restrictions related to the transferability of the shares. All shares are regarded as negotiable instruments and do not confer any special rights upon the holder, and no shareholder shall be under an obligation to allow his/her shares to be redeemed.

Until April 10, 2023, the Board of Directors is authorized to increase the nominal registered share capital on one or more occasions by up to nominally DKK 7,500,000 by subscription of new shares that shall have the same rights as the existing shares of Genmab. The capital increase can be made by cash or by non-cash payment and with or without pre-emption rights for the existing shareholders. Within the authorizations to increase the share capital by nominally DKK 7,500,000 shares, the Board of Directors may on one or more occasions and without pre-emption rights for the existing shareholders of Genmab issue up to nominally DKK 2,000,000 shares to employees of Genmab, and Genmab's subsidiaries, by cash payment at market price or at a discount price as well as by the issue of bonus shares. No transferability restrictions or redemption obligations shall apply to the new shares, which shall be negotiable instruments in the name of the holder and registered in the name of the holder in Genmab A/S' Register of Shareholders. The new shares shall give the right to dividends and other rights as determined by the Board in its resolution to increase capital.

On July 17, 2019, in connection with Genmab A/S' initial public offering of American Depositary Shares (ADSs) in the United States and the listing of the ADSs on the Nasdaq Global Select Market, the Board of Directors partly exercised the authority in accordance with the authorization described above, to increase the share capital without pre-emption rights for the existing shareholders by nominally DKK 2,850,000. Additionally, on July 17, 2019, the Board of Directors partly exercised the authority to increase the share capital without pre-emption rights for the existing shareholders by nominally DKK 427,500. The remaining amount of the authorization is thus DKK 4,222,500.

Until March 17, 2021, the Board of Directors is authorized by one or more issues to raise loans against bonds or other financial instruments up to a maximum amount of DKK 3 billion with a right for the lender to convert his/her claim to a maximum of nominally DKK 4,000,000 equivalent to 4,000,000 new shares (convertible loans). Convertible loans may be raised in DKK or the equivalent in foreign currency (including US dollar (USD) or euro (EUR)). The Board of Directors is also authorized to effect the consequential increase of the capital. Convertible loans may be raised against payment in cash or in other ways. The subscription of shares shall be with or without pre-emption rights for the shareholders and the convertible loans shall be offered at a subscription price and conversion price that in the aggregate at least corresponds to the market price of the shares at the time of the decision of the Board of Directors. The time limit for conversion may be fixed for a longer period than five (5) years after the raising of the convertible loan.

By decision of the general meeting on March 28, 2017, the Board of Directors was authorized to issue on one or more occasions warrants to subscribe Genmab A/S' shares up to a nominal value of DKK 500,000. This authorization shall remain in force for a period ending on March 28, 2022. Moreover, by decision of the Annual General Meeting on March 29, 2019 the Board of Directors is authorized to issue on one or more occasions additional warrants to subscribe Genmab A/S' shares up to a nominal value of DKK 500,000 to Genmab A/S' employees as well as employees of Genmab A/S' directly and indirectly owned subsidiaries, excluding executive management, and to make the related capital increases in cash up to a nominal value of DKK 500,000. This authorization shall remain in force for a period ending on March 28, 2024.

Subject to the rules in force at any time, the Board of Directors may reuse or reissue lapsed non-exercised warrants, if any, provided that the reuse or reissue occurs under the same terms and within the time limitations set out in the authorization to issue warrants.

As of December 31, 2020, a total of 346,337 warrants have been issued and a total of 17,759 warrants have been reissued under the March 28, 2017 authorization, and a total of 384,081 warrants have been issued and a total of 9,734 warrants have been reissued under the March 29, 2019 authorization. A total of 269,582 warrants remain available for issue and a total of 51,938 warrants remain available for reissue as of December 31, 2020.

Share Premium

The share premium reserve is comprised of the amount received, attributable to shareholders' equity, in excess of the nominal amount of the shares issued at the parent company's offerings, reduced by any external expenses directly attributable to the offerings. The share premium reserve can be distributed.

Changes in Share Capital During 2018 to 2020

The share capital of DKK 66 million at December 31, 2020 is divided into 65,545,748 shares at a nominal value of DKK 1 each.

	Number of shares	Share capital (DKK million)
December 31, 2017	**61,185,674**	**61.2**
Exercise of warrants	311,897	0.3
December 31, 2018	**61,497,571**	**61.5**
Shares issued for cash	3,277,500	3.3
Exercise of warrants	299,431	0.3
December 31, 2019	**65,074,502**	**65.1**
Exercise of warrants	471,246	0.4
December 31, 2020	**65,545,748**	**65.5**

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During 2020, 471,246 new shares were subscribed at a price of DKK 31.75 to DKK 1,432.00 in connection with the exercise of warrants under Genmab's warrant program.

On July 22, 2019, gross proceeds from the issuance of new shares amounted to USD 506 million (DKK 3,368 million) with a corresponding increase in share capital of 2,850,000 ordinary shares or 28,500,000 ADSs. The underwriters exercised in full their option to purchase an additional 427,500 ordinary shares or 4,275,000 ADSs bringing the total shares issued to 3,277,500 and total gross proceeds of the offering to USD 582 million (DKK 3,873 million), which was completed on July 23, 2019.

During 2019, 299,431 new shares were subscribed at a price of DKK 31.75 to DKK 1,424.00 in connection with the exercise of warrants under Genmab's warrant program.

During 2018, 311,897 new shares were subscribed at a price of DKK 40.41 to DKK 1,233.00 in connection with the exercise of warrants under Genmab's warrant program.

Treasury Shares

	Number of shares	Share capital (DKK million)	Proportion of share capital %	Cost (DKK million)
Shareholding at December 31, 2017	**100,000**	**0.1**	**0.2**	**118**
Purchase of treasury shares	125,000	0.1	0.2	146
Shares used for funding RSU program	(47,450)	–	(0.1)	(56)
Shareholding at December 31, 2018	**177,550**	**0.2**	**0.3**	**208**
Shares used for funding RSU program	(13,629)	–	–	(16)
Shareholding at December 31, 2019	**163,921**	**0.2**	**0.3**	**192**
Shares used for funding RSU program	(31,815)	(0.1)	(0.1)	(50)
Shareholding at December 31, 2020	**132,106**	**0.1**	**0.2**	**142**

Genmab has two authorizations to repurchase shares as of December 31, 2020. The first authorization, granted on March 17, 2016, authorizes the Board of Directors to repurchase up to a total of 500,000 shares (with a nominal value of DKK 500,000) and shall lapse on March 17, 2021. The second authorization, granted on March 29, 2019, authorizes the Board of Directors to repurchase up to an additional 500,000 shares (with a nominal value of DKK 500,000) and shall lapse on March 28, 2024. The authorizations are intended to cover inter alia obligations in relation to the RSU program and reduce the dilution effect of share capital increases resulting from future exercises of warrants.

During 2018, Genmab acquired 125,000 of its own shares, approximately 0.2% of share capital, to cover its obligations under the RSU program. The total amount paid to acquire the shares, including directly attributable costs, was DKK 146 million and has been recognized as a deduction to Shareholders' Equity. These shares are classified as treasury shares. Treasury shares are presented within Retained earnings as of December 31, 2020, 2019 and 2018. The shares were acquired in accordance with the authorization granted by the Annual General Meeting in March 2016. There were no acquisitions of treasury shares in 2020 or 2019.

As of December 31, 2020, a total of 225,000 shares, with a nominal value of DKK 225,000, have been repurchased under the March 17, 2016 authorization. A total of 775,000 shares, with a nominal value of DKK 775,000, remain available to repurchase as of December 31, 2020.

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Table of Contents Management’s Review Financial Statements Section 5 5.1 Remuneration of the Board of Directors and Executive Management The total remuneration of the Board of Directors and Executive Management is as follows: Other Disclosures This section is comprised of various statutory disclosures or notes that are of secondary importance for the understanding of Genmab’s financials. 2020 2019 2018 (DKK million) Wages and salaries Share-based compensation expenses Defined contribution plans 48 43 2 42 38 1 34 32 1 Total 93 81 67 In accordance with Genmab’s accounting policies, described in note 2.3, share-based compensation is included in the income statement and reported in the remuneration tables in this note. Such share-based compensation expense represents a calculated fair value of instruments granted and does not represent actual cash compensation received by the board members or executives. Please refer to note 4.6 for additional information regarding Genmab’s share-based compensation programs. The remuneration packages for the Board of Directors and Executive Management are described in further detail in Genmab’s 2020 Compensation Report. The remuneration packages are denomi-nated in DKK, EUR, or USD. The Compensation Committee of the Board of Directors performs an annual review of the remuneration packages. All incentive and variable remuneration is considered and adopted at the Company’s Annual General Meeting. 124 2020 Annual Report / Financial Statements / Group

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Remuneration to the Board Of Directors

(DKK million)	Base board fee	Committee fees	Shared-based compensation expenses	2020	Base board fee	Committee fees	Shared-based compensation expenses	2019	Base board fee	Committee fees	Shared-based compensation expenses	2018
Deirdre P. Connelly	1.1	0.5	0.7	2.3	0.8	0.5	0.9	2.2	0.7	0.3	0.7	1.7
Pernille Erenbjerg	0.7	0.4	0.4	1.5	0.4	0.3	0.4	1.1	0.4	0.3	0.5	1.2
Mats Pettersson*	0.3	0.1	1.6	2.0	1.2	0.2	0.8	2.2	1.2	0.3	0.9	2.4
Anders Gersel Pedersen	0.4	0.4	0.5	1.3	0.4	0.4	0.6	1.4	0.5	0.3	0.6	1.4
Paolo Paoletti	0.4	0.3	0.4	1.1	0.4	0.3	0.4	1.1	0.4	0.2	0.5	1.1
Rolf Hoffmann	0.4	0.3	0.5	1.2	0.4	0.3	0.8	1.5	0.4	0.3	0.7	1.4
Jonathan Peacock**	0.3	0.3	0.4	1.0	–	–	–	–	–	–	–	–
Peter Storm Kristensen*****	0.4	–	0.4	0.8	0.4	–	0.4	0.8	0.4	–	0.3	0.7
Rick Hibbert****	–	–	–	–	0.1	–	0.4	0.5	0.4	–	0.3	0.7
Rima Bawarshi Nassar***	0.1	–	–	0.1	–	–	–	–	–	–	–	–
Mijke Zachariasse*****	0.4	–	0.1	0.5	0.3	–	–	0.3	–	–	–	–
Daniel J. Bruno***	0.3	–	(0.4)	(0.1)	0.4	–	0.4	0.8	0.4	–	0.3	0.7
Total	**4.8**	**2.3**	**4.6**	**11.7**	**4.8**	**2.0**	**5.1**	**11.9**	**4.8**	**1.7**	**4.8**	**11.3**

*Stepped down from the Board of Directors at the Annual General Meeting in March 2020.

**Elected to the Board of Directors at the Annual General Meeting in March 2020.

***Daniel J. Bruno stepped down from the Board of Directors and Rima Bawarshi Nassar replaced Daniel J. Bruno on the Board of Directors as an employee elected board member during August 2020.

****Stepped down from the Board of Directors at the Annual General Meeting in March 2019.

*****Employee elected board member

Please refer to the section "Board of Directors" in Management's Review for additional information regarding the Board of Directors.

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Remuneration to the Executive Management

2020

(DKK million)	Base Salary	Defined Contribution Plans	Other Benefits	Annual Cash Bonus	Share-Based Compensation Expenses	Total
Jan van de Winkel	7.3	1.0	1.0	8.4	19.6	37.3
Anthony Pagano*	3.0	0.1	-	2.3	5.2	10.6
Anthony Mancini**	3.1	0.1	3.3	2.0	3.1	11.6
Judith Klimovsky	4.0	0.1	0.1	3.0	12.7	19.9
David A. Eatwell*	0.9	0.1	2.5	-	(2.3)	1.2
Total	**18.3**	**1.4**	**6.9**	**15.7**	**38.3**	**80.6**

* David A. Eatwell stepped down as CFO on February 29, 2020, and Anthony Pagano was appointed Chief Financial Officer and member of the Executive Management on March 1, 2020.

** Appointed Chief Operating Officer and member of the Executive Management in March 2020.

2019

(DKK million)	Base Salary	Defined Contribution Plans	Other Benefits	Annual Cash Bonus	Share-Based Compensation Expenses	Total
Jan van de Winkel	7.3	1.0	3.6	8.4	14.9	35.2
David A. Eatwell	4.3	0.1	0.9	3.2	8.0	16.5
Judith Klimovsky	4.1	0.1	-	3.1	9.7	17.0
Total	**15.7**	**1.2**	**4.5**	**14.7**	**32.6**	**68.7**

2018

(DKK million)	Base Salary	Defined Contribution Plans	Other Benefits	Annual Cash Bonus	Share-Based Compensation Expenses	Total
Jan van de Winkel	7.1	1.2	0.2	6.4	13.4	28.3
David A. Eatwell	3.9	0.2	1.4	2.1	8.1	15.7
Judith Klimovsky	3.6	0.1	0.2	2.1	5.9	11.9
Total	**14.6**	**1.5**	**1.8**	**10.6**	**27.4**	**55.9**

Please refer to the section "**Senior Leadership**" in Management's Review for additional information regarding the Executive Management

Severance Payments:
In the event Genmab terminates the service agreements with each member of the Executive Management team without cause, Genmab is obliged to pay the Executive Officer his/her existing salary for one or two years after the end of the one year notice period. However, in the event of termination by Genmab (unless for cause) or by a member of Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay a member of the Executive Management a compensation equal to his/her existing total salary (including benefits) for up to two years in addition to the notice period. In case of the termination of the service agreements of the Executive Management without cause, the total impact on our financial position is estimated to be approximately DKK 52 million as of December 31, 2020 (2019: DKK 46 million, 2018: DKK 42 million).

Please refer to **note 5.5** for additional information regarding the potential impact in the event of change of control of Genmab.

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5.2
Related Party Disclosures

Genmab's related parties are the parent company's subsidiaries, Board of Directors, Executive Management, and close members of the family of these persons.

Transactions with the Board of Directors and Executive Management

Genmab has not granted any loans, guarantees, or other commitments to or on behalf of any of the members of the Board of Directors or Executive Management.

Other than the remuneration and other transactions relating to the Board of Directors and Executive Management described in note 5.1, no other significant transactions have taken place with the Board of Directors or the Executive Management during 2020, 2019 and 2018.

5.3
Company Overview

Genmab A/S (parent company) holds investments either directly or indirectly in the following subsidiaries:

Name	Domicile	Ownership and votes 2020	Ownership and votes 2019
Genmab B.V.	Utrecht, the Netherlands	100%	100%
Genmab Holding B.V.	Utrecht, the Netherlands	100%	100%
Genmab US, Inc.	New Jersey, USA	100%	100%
Genmab K.K.	Tokyo, Japan	100%	100%

5.4
Commitments

Guarantees and Collaterals

There were no bank guarantees as of December 31, 2020 or 2019.

Other Purchase Obligations

Genmab has entered into a number of agreements primarily related to research and development activities. These short term contractual obligations amounted to DKK 1,074 million as of December 31, 2020, all of which is due in less than two years (2019: DKK 564 million).

Genmab also has certain contingent commitments under license and collaboration agreements that may become due for future payments. As of December 31, 2020, these contingent commitments amounted to approximately DKK 14,638 million (USD 2,418 million) in potential future development, regulatory and commercial milestone payments to third parties under license and collaboration agreements for our pre-clinical and clinical-stage development programs as compared to DKK 9,520 million (USD 1,426 million) as of December 31, 2019. These milestone payments generally become due and payable only upon the achievement of certain development, clinical, regulatory or commercial milestones. The events triggering such payments or obligations have not yet occurred.

In addition to the above obligations, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally allow Genmab the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. It is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.

5.5
Contingent Assets and Contingent Liabilities

Contingent Assets and Liabilities

License and Collaboration Agreements

We are entitled to potential milestone payments and royalties on successful commercialization of products developed under license and collaboration agreements with our partners. Since the size and timing of such payments are uncertain until the milestones are reached or sales are generated, the agreements may qualify as contingent assets. However, it is impossible to measure the value of such contingent assets, and, accordingly, no such assets have been recognized.

As part of the license and collaboration agreements that Genmab has entered into, once a product is developed and commercialized, Genmab may be required to make milestone and royalty payments. It is impossible to measure the value of such future payments, but Genmab expects to generate future income from such products which will exceed any milestone and royalty payments due, and accordingly no such liabilities have been recognized.

Derivative Financial Instruments

Genmab has entered into an International Swaps and Derivatives Association master agreement. The master agreement with Genmab's financial institution counterparty also includes a credit support annex which contains provisions that require Genmab to post collateral should the value of the derivative liabilities exceed DKK 50 million (2019: DKK 50 million). As of December 31, 2020 and 2019, Genmab has not been required to post any collateral. There were no outstanding receivables related to derivative financial instruments as of December 31, 2020 or 2019.

In addition, the agreement requires Genmab to maintain a cash position of DKK 258.5 million at all times or the counterparty has the right to terminate the agreement. Upon termination, the DKK

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50 million (2019: DKK 50 million) threshold amount is no longer applicable and the value of the derivative liability, if any, could be due to the counterparty upon request.

Legal Matter—Janssen Binding Arbitration

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen Biotech, Inc. (Janssen) relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on sales of daratumumab (marketed as DARZALEX® for intravenous administration and for subcutaneous administration as DARZALEX *FASPRO®* in the U.S. and DARZALEX® SC in Europe). The arbitration first is to settle whether Genmab is required to share in Janssen's royalty payments to Halozyme Therapeutics, Inc. for the Halozyme enzyme technology used in the subcutaneous formulation of daratumumab. The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of subcutaneous daratumumab sales. Janssen has started reducing its royalty payments to Genmab by what it claims to be Genmab's share of Janssen's royalty payments to Halozyme beginning in the second quarter of 2020 and has continued to do so through December 31, 2020. The arbitration is also to settle whether Janssen's obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement.

Change of Control

In the event of a change of control, change of control clauses are included in some of our collaboration, development and license agreements as well as in service agreements for certain employees.

Collaboration, Development and License Agreements

Genmab has entered into collaboration, development and license agreements with external parties, which may be subject to renegotiation in case of a change of control event as specified in the individual agreements. However, any changes in the agreements are not expected to have significant influence on our financial position.

Service Agreements with Executive Management and Employees

The service agreements with each member of the Executive Management may be terminated by Genmab with no less than 12 months' notice and by the member of the Executive Management with no less than six months' notice. In the event of a change of control of Genmab, the termination notice due to the member of the Executive Management is extended to 24 months. In the event of termination by Genmab (unless for cause) or by a member of Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay a member of Executive Management a compensation equal to his/her existing total salary (including benefits) for up to two years in addition to the notice period. In case of a change of control event and the termination of service agreements of the Executive Management, the total impact on our financial position is estimated to approximately DKK 105 million as of December 31, 2020 (2019: DKK 106 million).

In addition, Genmab has entered into service agreements with 18 (2019: 22) current employees according to which Genmab may become obliged to compensate the employees in connection with a change of control of Genmab. If Genmab as a result of a change of control terminates the service agreement without cause, or changes the working conditions to the detriment of the employee, the employee shall be entitled to terminate the employment relationship without further cause with one month's notice in which case Genmab shall pay the employee a compensation equal to one-half, one or two times the employee's existing annual salary (including benefits). In case of the change of control event and the termination of all 18 service agreements the total impact on Genmab's consolidated financial position is estimated to approximately DKK 57 million as of December 31, 2020 (2019: DKK 75 million).

Please refer to note 4.6 for additional information regarding change of control clauses related to share-based instruments granted to the Executive Management and employees.

§ Accounting Policies

Contingent Assets and Liabilities

Contingent assets and liabilities are assets and liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that are beyond Genmab's control.

Contingent assets and liabilities are not to be recognized in the consolidated financial statements, but are disclosed in the notes.

5.6 Fees to Auditors Appointed at the Annual General Meeting

(DKK million)	2020	2019	2018
PricewaterhouseCoopers			
Audit services	4.9	1.9	1.1
Audit-related services	1.0	2.3	0.1
Tax and VAT services	0.3	0.5	0.4
Other services	–	2.4	0.1
Total	6.2	7.1	1.7

Fees for other services than statutory audit of the financial statements provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab amounted to DKK 1.3 million in 2020 (DKK 5.2 million and DKK 0.6 million in 2019 and 2018). These services primarily include tax and VAT compliance, agreed-upon procedures, opinions relating to grants, educational training and accounting advice. The increase in fees from 2018 to 2019 was driven by additional services relating to Genmab's IPO on the Nasdaq in the U.S.

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5.7
Adjustments to Cash Flow Statements

(DKK million)	Note	2020	2019	2018
Adjustments for non-cash transactions:				
Depreciation, amortization and impairment	3.1, 3.2, 3.3	259	139	88
Share-based compensation expenses	2.3, 4.6	200	147	91
Other		-	5	-
Total adjustments for non-cash transactions		**459**	**291**	**179**
Change in operating assets and liabilities:				
Receivables		306	(1,658)	(768)
Deferred revenue		513	-	-
Other payables		168	440	134
Total change in operating assets and liabilities		**987**	**(1,218)**	**(634)**

5.8
Collaborations and Technology Licenses

Collaborations

Genmab enters into collaborations with biotechnology and pharmaceutical companies to advance the development and commercialization of our product candidates and to supplement our internal pipeline. Genmab seeks collaborations that will allow Genmab to retain significant future participation in product sales through either profit-sharing or royalties paid on net sales. Below is an overview of certain of Genmab's collaborations that have had a significant impact or are expected in the near term have a significant impact on financial results.

Janssen (Daratumumab/DARZALEX®)

In 2012, Genmab entered into a global license, development, and commercialization agreement with Janssen for daratumumab (marketed as DARZALEX® for the treatment of multiple myeloma indications). Under this agreement, Janssen is fully responsible for developing and commercializing daratumumab and all costs associated therewith. Genmab receives tiered royalty payments between 12% and 20% based on Janssen's annual net product sales. The royalties payable by Janssen are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Pursuant to the terms of the agreement, Janssen's obligation to pay royalties under this agreement will expire on a country-by-country basis on the later of the date that is 13 years after the first sale of daratumumab in such country or upon the expiration of the last-to-expire relevant product patent (as defined in the agreement) covering daratumumab in such country. Genmab is also eligible to receive certain additional payments in connection with development, regulatory and sales milestones.

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Table of Contents Management’s Review Financial Statements Section 5 Other Disclosures / 5.8 Collaborations and Technology Licenses In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on sales of daratumumab (marketed as DARZALEX® for intravenous administration and for subcutaneous administration as DARZALEX FASPRO® in the U.S. and DARZALEX® SC in Europe). The arbitration first is to settle whether Genmab is required to share in Janssen’s royalty payments to Halozyme Therapeutics, Inc. for the Halozyme enzyme technology used in the subcutaneous formulation of daratumumab. The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of subcutaneous daratumumab sales. Janssen has started reducing its royalty payments to Genmab by what it claims to be Genmab’s share of Janssen’s royalty payments to Halozyme beginning in the second quarter of 2020 and has continued to do so. The arbitration is also to settle whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invali-dation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement. Roche (Teprotumumab) In May 2001, Genmab entered a collaboration with Roche to develop human antibodies to disease targets identified by Roche. In 2002, this alliance was expanded, and Roche made an equity investment in Genmab. Under the agreement, Genmab will receive milestones as well as royalty payments on successful products and, in certain circumstances, Genmab could obtain rights to develop products based on disease targets identified by Roche. Teprotumumab was created by Genmab under the collaboration with Roche and devel-opment and commercialization of the product, approved in 2020 by the U.S. FDA, as TEPEZZA, for the treatment of thyroid eye disease, is now being conducted by Horizon Therapeutics under a license from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on sales of TEPEZZA®. AbbVie On June 10, 2020, Genmab entered into a broad oncology collabo-ration agreement with AbbVie to jointly develop and commercialize epcoritamab, DuoHexaBody-CD37, and DuoBody-CD3x5T4 and a discovery research collaboration for future differentiated antibody therapeutics for cancer. For epcoritamab, the companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab will be the principal for net sales in the U.S. and Japan and receive tiered royalties on remaining global sales. For DuoHexaBody-CD37, DuoBody-CD3x5T4 and any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan. For the discovery research collaboration, which combines proprietary antibodies from both companies along with Genmab’s DuoBody® technology and AbbVie’s payload and ADC technology, the companies will select and develop up to four additional differentiated next-generation antibody-based product candidates, potentially across both solid tumors and hemato-logical malignancies. Genmab will conduct Phase 1 studies for these programs and AbbVie retains the right to opt-in to program development. Seagen (Tisotumab vedotin) In September 2010, Genmab and Seagen entered into an ADC collaboration, and a commercial license and collaboration agreement was executed in October 2011. Under the agreement, Genmab was granted rights to utilize Seagen’s ADC technology with its human monoclonal TF antibody. Seagen was granted rights to exercise a co-development and co-commercialization option at the end of Phase I clinical development for tisotumab vedotin. In August 2017, Seagen exercised its option to co-develop and co-commercialize tisotumab vedotin with Genmab. Under the agreement, Seagen and Genmab will each be responsible for leading tisotumab vedotin commercialization activities in certain territories. In October 2020, Genmab and Seagen entered into a joint commercialization agreement. Genmab will co-promote tisotumab vedotin in the U.S., and we will lead commercial oper-ational activities and book sales in Japan, while Seagen will lead operational commercial activities in the U.S., Europe and China with a 50:50 cost and profit split in those markets. In any other markets, Seagen will be responsible for commercializing tisotumab vedotin and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin. Novartis (Ofatumumab) Genmab and GlaxoSmithKline (GSK) entered a co-development and collaboration agreement for ofatumumab in 2006. The full rights to ofatumumab were transferred from GSK to Novartis in 2015. Novartis is now fully responsible for the development and commer-cialization of ofatumumab in all potential indications, including autoimmune diseases. Genmab is entitled to a 10% royalty payment of net sales for non-cancer treatments. In 2020 subcutaneous ofatumumab was approved by the U.S. FDA, as Kesimpta®, for the treatment of RMS in adults. Ofatumumab was also previously approved as Arzerra® for certain CLL indications. In 2019, the marketing authorization for Arzerra® was withdrawn in the EU and several other territories. In August 2020, Genmab announced that Novartis planned to transition Arzerra® to an oncology access program for CLL patients in the U.S. Genmab recognized USD 30 million lump sum from Novartis as payment for lost potential royalties. Ofatumumab is no longer in development for CLL. Under the terms of the agreement, Genmab received a USD 750 million upfront payment from AbbVie with the potential for Genmab to receive up to USD 3.15 billion in additional development, regu-latory and sales milestone payments for all programs, as well as tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing sales, the parties share in pre-tax profits from the sale of products on a 50:50 basis. Included in these potential milestones are up to USD 1.15 billion in payments related to clinical development and commer-cial success across the three existing bispecific antibody programs. In addition, and also included in these potential milestones, if all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to USD 2.0 billion in option exercise 130 2020 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Section 5 Other Disclosures / 5.9 Subsequent Events and success-based milestones. Genmab and AbbVie split 50:50 the development costs related to epcoritamab, DuoHexaBody-CD37 and DuoBody-CD3x5T4 while Genmab will be responsible for 100% of the costs for the discovery research programs up to opt-in. that Janssen successfully initiates, develops and commercializes, Genmab will potentially be entitled to receive average milestone and license payments of approximately USD 191 million. In addition, Genmab will be entitled to royalties on sales of any commercialized products. All research work is funded by Janssen. Drug Application. Genmab would thereafter be fully responsible for the development and commercialization of the potential product, in exchange for USD 280 million in development, regulatory and commercial milestones and tiered royalties in the range from mid-single digits up to low-double digits to CureVac. The agreement also includes three additional options for Genmab to obtain commercial licenses to CureVac’s mRNA technology at pre-defined terms, exercisable within a five-year period. If Genmab exercises any of these options, it would fund all research and would develop and commercialize any resulting product candidates with CureVac eligible to receive between USD 275 million and USD 368 million in development, regulatory and commercial milestone payments for each product, dependent on the specific product concept. In addition, CureVac is eligible to receive tiered royalties in the range from mid-single digits up to low double digits per product. CureVac would retain an option to participate in development and/or commercialization of one of the potential additional programs under predefined terms and conditions. Further, Genmab made a EUR 20 million equity investment in CureVac. BioNTech In May 2015, Genmab entered an agreement with BioNTech to jointly research, develop and commercialize bispecific antibody products using Genmab’s DuoBody® technology platform. Under the terms of the agreement, BioNTech will provide proprietary antibodies against key immunomodulatory targets, while Genmab provides propri-etary antibodies and access to its DuoBody® technology platform. Genmab paid an upfront fee of USD 10 million to BioNTech. If the companies jointly select any product candidates for clinical devel-opment, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move a product candidate forward, the other company is entitled to continue developing the product on predetermined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. Genmab and BioNTech have selected two product candidates for clinical development, DuoBody-CD40x4 1BB (GEN1042) and DuoBody-PD-L1x4 1BB (GEN1046), both of which are now in clinical trials. Janssen had exercised 14 licenses under this collaboration, not all of which are active, and no further options remain for use by Janssen. As of December 31, 2020, seven DuoBody® product candi-dates created under this collaboration were in the clinic. One of these, amivantamab, is the first product candidate created using the DuoBody® technology platform to be submitted for regula-tory approval. Immatics In July 2018, Genmab entered into a research collaboration and exclusive license agreement with Immatics to discover and develop next-generation bispecific immunotherapies to target multiple cancer indications. Genmab received an exclusive license to three proprietary targets from Immatics, with an option to license up to two additional targets at predetermined economics. Under the terms of the agreement, Genmab paid Immatics an upfront fee of USD 54 million and Immatics is eligible to receive up to USD 550 million in development, regulatory and commercial milestone payments for each product, as well as tiered royalties on net sales. 5.9 Subsequent Events No events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of December 31, 2020. Janssen (DuoBody®) In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using our DuoBody® platform. Under this original agreement, Janssen had the right to use the DuoBody® technology to create panels of bispecific antibodies (up to 10 DuoBody® programs) to multiple disease target combinations. Genmab received an upfront payment of USD 3.5 million from Janssen and will potentially be entitled to milestone and license payments of up to approximately USD 175 million, as well as royalties for each commercialized DuoBody® product. CureVac During December 2019, Genmab entered into a research collab-oration and license agreement with CureVac AG. The strategic partnership will focus on the research and development of differ-entiated mRNA-based antibody products by combining CureVac’s mRNA technology and know-how with Genmab’s proprietary antibody technologies and expertise. Under the terms of the agreement Genmab will provide CureVac with a USD 10 million upfront payment. The companies will collabo-rate on research to identify an initial product candidate and CureVac will contribute a portion of the overall costs for the development of this product candidate, up to the time of an Investigational New Under the terms of a December 2013 amendment, Janssen was entitled to work on up to 10 additional programs. Genmab received an initial payment of USD 2 million from Janssen. Under the terms of the original agreement, for each of the additional programs 131 2020 Annual Report / Financial Statements / Group

Table of Contents Management’s Review Financial Statements Table of Contents Financial Statements of the Parent Company Notes 137 138 138 139 140 141 142 142 143 133 134 135 136 Statements of Comprehensive Income Balance Sheets Statements of Cash Flows Statements of Changes in Equity 1 Accounting Policies 2 Revenue 3 Staff Costs 4 Corporate and Deferred Tax 5 Intangible Assets 6 Property, Plant and Equipment 7 Leases 8 Other Investments 9 Receivables 143 143 143 144 145 10 Deferred Revenue 11 Other Payables 12 Marketable Securities 13 Financial Income and Expenses 14 Remuneration of the Board of Directors and Executive Management 15 Related Party Disclosures 16 Investments in Subsidiaries 17 Commitments 18 Fees to Auditors Appointed at the Annual General Meeting 19 Adjustments to Cash Flow Statements 146 147 147 148 148 132 2020 Annual Report / Financial Statements / Parent Company

Table of Contents Management’s Review Financial Statements Financial Statements of the Parent Company Income Statement (DKK million) Note 2020 2019 2018 Revenue 2 9,985 5,392 3,041 Statements of Comprehensive Income Research and development expenses General and administrative expenses 3, 5, 6 3, 6 (3,041) (637) (2,235) (354) (1,298) (220) Operating expenses (3,678) (2,589) (1,518) Operating result Profit / (Loss) in subsidiaries, net of tax Financial income Financial expenses 6,307 793 254 (1,519) 2,803 (155) 238 (1) 1,523 (119) 243 (11) 16 13 13 Net result before tax Corporate tax 5,835 (1,077) 2,885 (719) 1,636 (164) 4 Net result 4,758 2,166 1,472 Statement of Comprehensive Income Net result 4,758 2,166 1,472 Other comprehensive income: Amounts which may be re-classified to the income statement: Adjustment of foreign currency fluctuations on subsidiaries (44) 6 10 Total comprehensive income 4,714 2,172 1,482 133 2020 Annual Report / Financial Statements / Parent Company

Table of Contents Management’s Review Financial Statements Financial Statements of the Parent Company (DKK million) Note December 31, 2020 December 31, 2019 Assets Intangible assets Property, plant and equipment Right-of-use assets Investments in subsidiaries Receivables Deferred tax assets Other investments 5 6 7 16 9 4 8 304 10 24 1,622 6 177 14 423 12 34 653 6 65 149 Balance Sheets Total non-current assets 2,157 1,342 Corporate tax receivable Receivables Receivables from subsidiaries Marketable securities Cash and cash equivalents 4 9 9 12 250 2,379 143 8,819 7,133 – 2,934 42 7,419 3,274 Total current assets 18,724 13,669 Total assets 20,881 15,011 Shareholders’ Equity and Liabilities Share capital Share premium Other reserves Retained earnings 66 11,894 54 7,107 65 11,755 98 2,130 Total shareholders’ equity 19,121 14,048 Provisions Lease liabilities Deferred revenue Other payables 4 11 487 1 2 23 – 1 7 10 11 Total non-current liabilities 503 26 Corporate tax payable Payable to subsidiaries Lease liabilities Deferred revenue Other payables 4 11 7 10 11 – 358 12 26 861 73 305 12 – 547 Total current liabilities 1,257 937 Total liabilities 1,760 963 Total shareholders’ equity and liabilities 20,881 15,011 134 2020 Annual Report / Financial Statements / Parent Company

Table of Contents | Management's Review | Financial Statements

Financial Statements of the Parent Company

Statements of Cash Flows

(DKK million)	Note	2020	2019	2018
Cash flows from operating activities:				
Net result before tax		5,835	2,885	1,636
Reversal of financial items, net	13	1,265	(237)	(232)
Reversal of profit /(loss) in subsidiaries, net of tax		(793)	155	119
Adjustment for non-cash transactions	19	337	246	146
Change in operating assets and liabilities	19	969	(1,340)	(668)
Cash provided by operating activities before financial items		7,613	1,709	1,001
Interest received		170	111	44
Interest elements of lease payments	7	(1)	(1)	-
Interest paid		(11)	(13)	-
Corporate taxes (paid)/received		(1,476)	(476)	46
Net cash provided by operating activities		6,295	1,330	1,091
Cash flows from investing activities:				
Investment in intangible assets	5	-	(23)	(398)
Investment in tangible assets	6	(3)	(5)	(6)
Transactions with subsidiaries		(47)	(329)	(69)
Marketable securities bought	12	(12,414)	(5,812)	(3,521)
Marketable securities sold		10,370	3,940	2,221
Net cash (used in) investing activities		(2,094)	(2,229)	(1,773)
Cash flows from financing activities:				
Warrants exercised		140	65	75
Shares issued for cash		-	3,873	-
Costs related to issuance of shares		-	(238)	-
Principal elements of lease payments	7	(12)	(12)	-
Purchase of treasury shares		-	-	(146)
Payment of withholding taxes on behalf of employees on net settled RSUs		(25)	(9)	-
Net cash provided by (used in) financing activities		103	3,679	(71)
Changes in cash and cash equivalents		4,304	2,780	(753)
Cash and cash equivalents at the beginning of the period		3,274	478	1,220
Exchange rate adjustments		(445)	16	11
Cash and cash equivalents at the end of the period		7,133	3,274	478
Cash and cash equivalents include:				
Bank deposits		4,927	2,606	478
Short-term marketable securities		2,206	668	-
Cash and cash equivalents at the end of the period		7,133	3,274	478

135 2020 Annual Report / Financial Statements / Parent Company

Table of Contents
Management's Review
Financial Statements

Financial Statements of the Parent Company

Statements of Changes in Equity

Distribution of the Year's Result

The Board of Directors proposes that the parent company's 2020 net income of DKK 4,758 million (2019: net income of DKK 2,166 and 2018: net income of DKK 1,472 million) be carried forward to next year by transfer to retained earnings.

(DKK million)	Share capital	Share premium	Translation reserves	Retained earnings	Shareholders' equity
Balance at December 31, 2017	61	7,984	82	(1,855)	6,272
Change in accounting policy: Adoption of IFRS 15	–	–	–	151	151
Adjusted total equity at January 1, 2018	61	7,984	82	(1,704)	6,423
Net result	–	–	–	1,472	1,472
Other comprehensive income	–	–	10	–	10
Total comprehensive income	–	–	10	1,472	1,482
Exercise of warrants	–	75	–	–	75
Purchase of treasury shares	–	–	–	(146)	(146)
Share-based compensation expenses	–	–	–	91	91
Tax on items recognized directly in equity	–	–	–	89	89
Balance at December 31, 2018	61	8,059	92	(198)	8,014
Net result	–	–	–	2,166	2,166
Other comprehensive income	–	–	6	–	6
Total comprehensive income	–	–	6	2,166	2,172
Exercise of warrants	1	64	–	–	65
Shares issued for cash	3	3,870	–	–	3,873
Expenses related to capital increases	–	(238)	–	–	(238)
Share-based compensation expenses	–	–	–	147	147
Net settlement of RSUs	–	–	–	(9)	(9)
Tax on items recognized directly in equity	–	–	–	24	24
Balance at December 31, 2019	65	11,755	98	2,130	14,048
Net result	–	–	–	4,758	4,758
Other comprehensive income, net	–	–	(44)	–	(44)
Total comprehensive income	–	–	(44)	4,758	4,714
Transactions with owners:					
Exercise of warrants	1	139	–	–	140
Share-based compensation expenses	–	–	–	200	200
Net settlement of RSUs	–	–	–	(25)	(25)
Tax on items recognized directly in equity	–	–	–	44	44
Balance at December 31, 2020	66	11,894	54	7,107	19,121

136 2020 Annual Report / Financial Statements / Parent Company

Table of Contents Management’s Review Financial Statements Notes to the Financial Statements of the Parent Company 1 Accounting Policies The financial statements of the parent company have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further requirements in the Danish Financial Statements Act (Class D). Please refer to note 1.1 in the consolidated financial statements for a description of the accounting policies of the Group. Please refer to note 1.3 in the consolidated financial statements for a description of management’s judgements and estimates under IFRS. A number of new or amended standards became applicable for the current reporting period. Genmab A/S did not have to change its accounting policies as a result of the adoption of these standards. Please refer to note 1.2 in the consolidated financial statements for a description of new accounting policies and disclosures of the Group. Supplementary Accounting Policies for the Parent Company Investments in Subsidiaries The equity method is used for measuring the investments in subsid-iaries. Under the equity method, the investment in a subsidiary is recognized on initial recognition at cost, and the carrying amount is increased or decreased to recognize the parent company’s share of the profit or loss of the investment after the date of acquisition. The parent company’s share of profit or loss is recognized in the parent company’s profit or loss. The parent company’s share of other comprehensive income arising from the investment is recognized in other comprehensive income of the parent company. Share-based Compensation Expenses In the financial statements for the parent company, expenses and exercise proceeds related to employees in the subsidiaries are allocated to the relevant subsidiary where the employee has entered an employment contract. 137 2020 Annual Report / Financial Statements / Parent Company

Table of Contents Management’s Review Financial Statements Statements of Changes in Equity / 2 Revenue 2 Revenue 3 Staff Costs 2020 2019 2018 2020 2019 2018 (DKK million) (DKK million) Revenue: Royalties Reimbursement revenue Milestone revenue License revenue Wages and salaries Share-based compensation Defined contribution plans Other social security costs 182 35 15 21 140 34 11 13 105 23 7 1 4,741 517 351 4,376 3,155 368 1,869 – 1,741 265 687 348 Total 253 198 136 Total 9,985 5,392 3,041 Staff costs are included in the income statement as follows: Research and development expenses General and administrative expenses Revenue split by collaboration partner: Janssen AbbVie Roche Seagen BioNTech Novartis Other collaboration partners 191 62 148 50 98 38 4,693 4,185 305 230 212 201 159 4,983 – 7 226 115 23 38 2,390 – – 162 83 338 68 Total 253 198 136 Average number of FTE 180 136 96 Number of FTE at year-end 210 154 113 Please refer to note 2.3 in the consolidated financial statements for additional information regarding staff costs of the Group. Total 9,985 5,392 3,041 Please refer to note 2.1 in the consolidated financial statements for additional information regarding revenue of the Group. 138 2020 Annual Report / Financial Statements / Parent Company

Contents

2020 Annual Report / Financial Statements / Parent Company

Statements of Changes in Equity / 4 Corporate and Deferred Tax

4C

orporate and Deferred Tax

Taxation — Income Statement & Shareholders’ Equity

(DKK million) 2020 2019 2018

Current tax on result 1,190 444 161

Adjustment to deferred tax (113) 275 255

Adjustment to valuation allowance – – (252)

Total tax for the period in the income statement 1,077 719 164

A reconciliation of Genmab’s effective tax rate relative to the Danish statutory tax rate is as follows:

(DKK million) 2020 2019 2018

Net result before tax 5,835 2,885 1,636

Tax at the Danish corporation tax rate of 22%

for all periods 1,284 635 360

Tax effect of:

Recognition of previously unrecognized tax

losses and deductible temporary differences – – (240)

Non-deductible expenses/non-taxable income

and other permanent differences, net (201) 72 44

All other (6) 12 –

Total tax effect (207) 84 (196)

Total tax for the period in the income statement 1,077 719 164

Total tax for the period in shareholders’ equity (44) (24) (89)

Effective Tax Rate 18.5% 24.9% 10.0%

Taxation — Balance Sheet

Significant components of the deferred tax asset are as follows:

(DKK million) 2020 2019

Share-based instruments 43 64

Deferred revenue 113 –

Other temporary differences 21 1

Total 177 65

Valuation allowance – –

Total deferred tax assets 177 65

Please refer to note 2.4 in the consolidated financial statements for additional information regarding corporate and deferred tax of the Group.

Table of Contents Management’s Review Financial Statements Statements of Changes in Equity / 5 Intangible Assets 5 Intangible Assets 2020 2019 2018 Licenses, Rights, and Patents (DKK million) (DKK million) Amortization and impairments are included in the income statement as follows: Research and development expenses 2020 Cost per January 1 Additions for the year Disposals for the year Exchange rate adjustment 820 – – – 119 95 52 Total 119 95 52 Please refer to note 3.1 in the consolidated financial statements for additional information regarding intangible assets of the Group. Cost at December 31 820 Accumulated amortization and impairment per January 1 Amortization for the year Impairment for the year Disposals for the year Exchange rate adjustment (397) (97) (22) – – Accumulated amortization and impairment per December 31 (516) Carrying amount at December 31 304 2019 Cost per January 1 Additions for the year Disposals for the year Exchange rate adjustment 745 75 – – Cost at December 31 820 Accumulated amortization and impairment per January 1 Amortization for the year Impairment for the year Disposals for the year Exchange rate adjustment (302) (95) – – – Accumulated amortization and impairment per December 31 (397) Carrying amount at December 31 423 140 2020 Annual Report / Financial Statements / Parent Company

Table of Contents | Management's Review | Financial Statements

Statements of Changes in Equity / 6 Property, Plant and Equipment

6
Property, Plant and Equipment

(DKK million)	Leasehold improvements	Equipment, furniture and fixtures	Total property, plant and equipment
2020			
Cost at January 1	4	23	27
Additions for the year	–	3	3
Disposals for the year	–	(3)	(3)
Cost at December 31	**4**	**23**	**27**
Accumulated depreciation and impairment at January 1	(1)	(14)	(15)
Depreciation for the year	(1)	(4)	(5)
Impairment for the year	–	–	–
Disposals for the year	–	3	3
Accumulated depreciation and impairment at December 31	**(2)**	**(15)**	**(17)**
Carrying amount at December 31	**2**	**8**	**10**
2019			
Cost at January 1	4	20	24
Additions for the year	–	5	5
Disposals for the year	–	(2)	(2)
Cost at December 31	**4**	**23**	**27**
Accumulated depreciation and impairment at January 1	(1)	(12)	(13)
Depreciation for the year	–	(4)	(4)
Impairment for the year	–	–	–
Disposals for the year	–	2	2
Accumulated depreciation and impairment at December 31	**(1)**	**(14)**	**(15)**
Carrying amount at December 31	**3**	**9**	**12**

(DKK million)	2020	2019	2018
Depreciation and impairments are included in the income statement as follows:			
Research and development expenses	3	3	2
General and administrative expenses	2	1	1
Total	5	**4**	**3**

Please refer to note 3.2 in the consolidated financial statements for additional information regarding property, plant and equipment of the Group.

141 2020 Annual Report / Financial Statements / Parent Company

Table of Contents Management’s Review Financial Statements Statements of Changes in Equity / 7 Leases 7 Leases The parent company has entered into lease agreements with respect to office space and office equipment. The leases are non-cancellable for various periods up to 2038. Interest expense is included in net financial items and expenses relating to short-term leases are included in operating expenses in the statement of comprehensive income. Future minimum payments under our leases as of December 31, 2020, December 31, 2019, and December 31, 2018, are as follows: (DKK million) 2020 2019 2018 Amounts Recognized in the Balance Sheets The balance sheet shows the following amounts relating to leases: Payment due Less than 1 year 1 to 3 years More than 3 years but less than 5 years More than 5 years 12 12 – – 12 24 – – 11 25 11 – December 31, 2020 December 31, 2019 (DKK million) Right-of-use assets Properties Equipment Total 24 36 47 24 – 34 – During 2020, Genmab entered into a lease agreement with respect to the new headquarters in Denmark with a commencement date in March 2023 and is non-cancellable until March 2038. The total future minimum payments over the term of the lease are approximately DKK 342 million and estimated capital expenditures to fit out the space are approximately DKK 40 million. Total right-of-use assets 24 34 Lease liabilities Current Non-current 12 11 12 23 Future minimum payments under our leases with commencement dates after December 31, 2020 are not included in the table above. Total lease liabilities 23 35 There were no additions to the right-of-use assets in 2020. Please refer to note 3.3 in the consolidated financial statements for additional information regarding leases of the Group. Amounts Recognized in the Statements of Comprehensive Income The statement of comprehensive income shows the following amounts relating to leases: 8 Other Investments Please refer to note 3.4 to the consolidated financial statements for additional information on other investments of the Group. December 31, 2020 December 31, 2019 December 31, 2018 (DKK million) Depreciation charge of right-of-use assets Properties Equipment 13 – 11 – – – Total depreciation charge of right-of-use assets 13 11 – Interest expense Expense relating to short-term leases 1 – 1 – – – 142 2020 Annual Report / Financial Statements / Parent Company

Table of Contents | Management's Review | Financial Statements

Statements of Changes in Equity / 12 Marketable Securities

9
Receivables

(DKK million)	2020	2019
Receivables related to collaboration agreements	2,176	2,849
Receivables from subsidiaries	143	42
Interest receivables	55	34
Other receivables	18	11
Prepayments	136	46
Total	**2,528**	**2,982**
Non-current receivables	6	6
Current receivables	2,522	2,976
Total	**2,528**	**2,982**

Please refer to **note 3.5** in the consolidated financial statements for additional information regarding receivables of the Group.

10
Deferred Revenue

(DKK million)	2020	2019
Deferred revenue at January 1	–	–
Customer payment received	4,911	–
Revenue recognized during the year	(4,398)	–
Total at December 31	**513**	–
Non-current deferred revenue	487	–
Current deferred revenue	26	–
Total at December 31	**513**	–

Please refer to **note 3.7** in the consolidated financial statements for additional information regarding deferred revenue of the Group.

11
Other Payables

(DKK million)	2020	2019
Liabilities related to collaboration agreements	15	8
Staff cost liabilities	56	20
Other liabilities	721	487
Payable to subsidiaries	358	305
Accounts payable	70	33
Total at December 31	**1,220**	**853**
Non-current other payables	1	1
Current other payables	1,219	852
Total at December 31	**1,220**	**853**

Please refer to **note 3.8** in the consolidated financial statements for additional information regarding other payables of the Group.

12
Marketable Securities

Please refer to **note 4.4** to the consolidated financial statements for additional information on marketable securities of the Group.

143 2020 Annual Report / Financial Statements / Parent Company

Table of Contents Management’s Review Financial Statements Statements of Changes in Equity / 13 Financial Income and Expenses 13 Financial Income and Expenses 2020 2019 2018 (DKK million) Financial income: Interest and other financial income Interest from subsidiaries Realized and unrealized gains on marketable securities (fair value through the income statement), net Realized and unrealized gains on other investments, net Realized and unrealized gains on fair value hedges, net Realized and unrealized exchange rate gains, net 184 – 120 9 63 1 – 70 – – 9 – – 100 – – 2 177 Total financial income 254 238 243 Financial expenses: Interest and other financial expenses Interest to subsidiaries Realized and unrealized losses on marketable securities (fair value through the income statement), net Realized and unrealized exchange rate losses, net (2) (3) (1) – – – (91) (1,423) – – (11) – Total financial expenses (1,519) (1) (11) Net financial items (1,265) 237 232 Interest and other financial income on financial assets measured at amortized cost 7 22 8 Interest and other financial expenses on financial liabilities measured at amortized cost (1) – – Please refer to note 4.5 in the consolidated financial statements for additional information regarding financial income and expenses of the Group. 144 2020 Annual Report / Financial Statements / Parent Company

Table of Contents | Management's Review | Financial Statements

Statements of Changes in Equity / 14 Remuneration of the Board of Directors and Executive Management

14

Remuneration of the Board of Directors and Executive Management

The total remuneration of the Board of Directors and Executive Management is as follows:

(DKK million)	2020	2019	2018
Wages and salaries	10	10	9
Share-based compensation expenses	8	8	8
Total	18	18	17

The remuneration of each of the Executive Management is described below:

2020

(DKK million)	Base Salary	Defined Contribution Plans	Other Benefits	Annual Cash Bonus	Share-Based Compensation Expenses	Total
Jan van de Winkel	0.7	-	-	0.8	2.0	3.5
David A. Eatwell*	-	-	-	-	(0.2)	(0.2)
Anthony Pagano*	0.3	-	-	-	0.5	0.8
Anthony Mancini**	0.3	-	-	-	0.3	0.6
Judith Klimovsky	0.4	-	-	0.3	1.3	2.0
Total	1.7	-	-	1.1	3.9	6.7

*David A. Eatwell stepped down as CFO on February 29, 2020, and Anthony Pagano was appointed Chief Financial Officer and member of the Executive Management on March 1, 2020.

**Appointed Chief Operating Officer and member of the Executive Management in March 2020.

2019

(DKK million)	Base Salary	Defined Contribution Plans	Other Benefits	Annual Cash Bonus	Share-Based Compensation Expenses	Total
Jan van de Winkel	0.7	-	-	1.3	1.5	3.5
David A. Eatwell	0.4	-	-	-	0.8	1.2
Judith Klimovsky	0.4	-	-	0.2	1.0	1.6
Total	1.5	-	-	1.5	3.3	6.3

145 2020 Annual Report / Financial Statements / Parent Company

Table of Contents | Management's Review | Financial Statements

Statements of Changes in Equity / 15 Related Party Disclosures

2018

(DKK million)	Base Salary	Defined Contribution Plans	Other Benefits	Annual Cash Bonus	Share-Based Compensation Expenses	Total
Jan van de Winkel	0.7	-	-	1.1	1.3	3.1
David A. Eatwell	0.4	-	-	-	0.8	1.2
Judith Klimovsky	0.4	-	-	-	0.6	1.0
Total	1.5	-	-	1.1	2.7	5.3

Remuneration of the Board of Directors for the parent is the same as disclosed in **note 5.1** in the consolidation financial statements.

Please refer to note 5.1 in the consolidated financial statements for additional information regarding the remuneration of the Board of Directors and Executive Management.

15
Related Party Disclosures

Genmab A/S' related parties are the parent company's Board of Directors, Executive Management, and close members of the family of these persons.

Transactions with Subsidiaries

Genmab B.V., Genmab Holding B.V., Genmab US, Inc. and Genmab K.K. are 100% (directly or indirectly) owned subsidiaries of Genmab A/S and are included in the consolidated financial statements. They perform certain research and development, general and administrative, and management activities on behalf of the parent company. Genmab B.V. owns the HexaBody® technology and the parent company performs certain research and development activities related to the HexaBody® technology on behalf of Genmab B.V. All intercompany transactions have been eliminated in the consolidated financial statements of the Genmab Group.

(DKK million)	2020	2019	2018
Transactions with subsidiaries:			
Income statement:			
Service fee income	86	26	15
Service fee costs	(1,652)	(937)	(546)
Financial income	-	9	1
Financial expense	(3)	-	-
Balances with subsidiaries:			
Current receivables	143	42	40
Current payables	(358)	(305)	(180)

Genmab A/S has placed at each subsidiary's disposal a credit facility (denominated in local currency) that the subsidiary may use to draw from in order to secure the necessary funding of its activities.

Please refer to note 5.2 to the consolidated financial statements for additional information regarding transactions with related parties of the Group.

146 2020 Annual Report / Financial Statements / Parent Company

Table of Contents | Management's Review | Financial Statements

Statements of Changes in Equity / 17 Commitments

16

Investments in Subsidiaries

Genmab A/S holds investments either directly or indirectly in the following subsidiaries:

Name	Domicile	Ownership and votes 2020	Ownership and votes 2019
Genmab B.V.	Utrecht, the Netherlands	100%	100%
Genmab Holding B.V.	Utrecht, the Netherlands	100%	100%
Genmab US, Inc.	New Jersey, USA	100%	100%
Genmab K.K.	Tokyo, Japan	100%	100%

(DKK million)	2020	2019
Cost per January 1	1,008	560
Additions	220	448
Cost per December 31	**1,228**	**1,008**
Value adjustments January 1	(355)	(206)
Profit/(loss) in subsidiaries, net of tax	793	(155)
Exchange rate adjustment	(44)	6
Value adjustments per December 31	**394**	**(355)**
Investments in subsidiaries per December 31	**1,622**	**653**

17

Commitments

Guarantees and Collaterals

There were no bank guarantees as of December 31, 2020 or 2019.

Other Purchase Obligations

The parent company has entered into a number of agreements primarily related to research and development activities carried out by Genmab. In the parent company, the contractual obligations amounted to DKK 970 million (2019: DKK 438 million).

We also have certain contingent commitments under our license and collaboration agreements that may become due for future payments. As of December 31, 2020, these contingent commitments amounted to approximately DKK 11,591 million (USD 1,915 million) in potential future development, regulatory and commercial milestone payments to third parties under license and collaboration agreements for our pre-clinical and clinical-stage development programs as compared to DKK 6,322 million (USD 947 million) as of December 31, 2019. These milestone payments generally become due and payable only upon the achievement of certain development, clinical, regulatory or commercial milestones. The events triggering such payments or obligations have not yet occurred.

In addition to the above obligations, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. It is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.

Please refer to note 5.4 in the consolidated financial statements for additional information regarding commitments of the Group.

147 2020 Annual Report / Financial Statements / Parent Company

Table of Contents | Management's Review | Financial Statements

Statements of Changes in Equity / 18 Fees to Auditors Appointed at the Annual General Meeting

18

Fees to Auditors Appointed at the Annual General Meeting

(DKK million)	2020	2019	2018
PricewaterhouseCoopers			
Audit services	4.9	1.7	0.8
Audit-related services	1.0	2.3	0.1
Tax and VAT services	0.3	0.5	0.4
Other services	-	2.4	0.1
Total	6.2	6.9	1.4

Fees for other services than statutory audit of the financial statements provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab amounted to DKK 1.3 million in 2020 (DKK 5.2 million in 2019 and DKK 0.6 million in 2018). These services primarily include tax and VAT compliance, agreed-upon procedures, opinions relating to grants, educational training and accounting advice. The increase in fees from 2018 to 2019 was driven by additional services relating to Genmab's IPO on the Nasdaq in the U.S.

Please refer to note 5.6 in the consolidated financial statements for additional information regarding fees to auditors of the Group.

19

Adjustments to Cash Flow Statements

(DKK million)	Note	2020	2019	2018
Adjustments for non-cash transactions:				
Depreciation, amortization and impairment	5, 6, 7	137	99	55
Share-based compensation expenses	3	200	147	91
Total adjustments for non-cash transactions		337	246	146
Change in operating assets and liabilities:				
Receivables		320	(1,640)	(762)
Deferred revenue		513	-	-
Other payables		136	300	94
Total change in operating assets and liabilities		969	(1,340)	(668)

Please refer to note 5.7 in the consolidated financial statements for additional information regarding adjustments to the cash flow statement of the Group.

148 2020 Annual Report / Financial Statements / Parent Company

Table of Contents Management’s Review Financial Statements Directors’ and Management’s Statement on the The Board of Directors and Executive Management have today considered and adopted the Annual Report of Genmab A/S for the financial year January 1 to December 31, 2020. The Annual Report has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further requirements in the Danish Financial Statements Act. In our opinion, the Consolidated Financial Statements and the Parent Company Financial Statements give a true and fair view of the financial position at December 31, 2020 of the Group and the Parent Company and of the results of the Group and Parent Company operations and cash flows for 2020. Annual Report In our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the Group and the Parent Company, of the results for the year and of the financial position of the Group and the Parent Company as well as a description of the most significant risks and elements of uncertainty facing the Group and the Parent Company. We recommend that the Annual Report be adopted at the Annual General Meeting. Copenhagen, February 23, 2021 Executive Management Jan van de Winkel (President & CEO) Anthony Pagano (Executive Vice President & CFO) Judith Klimovsky (Executive Vice President & CDO) Anthony Mancini (Executive Vice President & COO) Board of Directors Deirdre P. Connelly (Chair) Pernille Erenbjerg (Deputy Chair) Rolf Hoffmann Jonathan Peacock Paolo Paoletti Anders Gersel Pedersen Mijke Zachariasse (Employee elected) Rima Bawarshi Nassar (Employee elected) Peter Storm Kristensen (Employee elected) 149 2020 Annual Report / Directors’ and Management’s Statement on the Annual Report

Table of Contents Management’s Review Financial Statements Independent To the shareholders of Genmab A/S Our Opinion In our opinion, the Consolidated Financial Statements and the Parent Company Financial Statements give a true and fair view of the Group’s and the Parent Company’s financial position at December 31, 2020 and of the results of the Group’s and the Parent Company’s operations and cash flows for the financial year January 1 to December 31, 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, International Financial Reporting Standards as adopted by the EU and further requirements in the Danish Financial Statements Act. Basis for Opinion We conducted our audit in accordance with International Standards on Auditing (ISAs) and the additional requirements applicable in Denmark. Our responsibilities under those standards and require-ments are further described in the Auditor’s responsibilities for the audit of the Financial Statements section of our report. Auditor’s Report We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code) and the additional requirements applicable in Denmark. We have also fulfilled our other ethical responsibilities in accordance with the IESBA Code. Our opinion is consistent with our Auditor’s Long-form Report to the Audit and Finance Committee and the Board of Directors. What we have audited The Consolidated Financial Statements and Parent Company Financial Statements of Genmab A/S for the financial year January 1 to December 31, 2020 comprise the statements of comprehen-sive income, the balance sheets, the statements of cash flows, the statements of changes in equity and the notes, including summary of significant accounting policies for the Group as well as for the Parent Company. Collectively referred to as the “Financial Statements”. To the best of our knowledge and belief, prohibited non-audit services referred to in Article 5(1) of Regulation (EU) No 537/2014 were not provided. Appointment Following the listing of the shares of Genmab A/S on Nasdaq Copenhagen, we were first appointed auditors of Genmab A/S on March 22, 2001. We have been reappointed annually by share-holder resolution for a total period of uninterrupted engagement of 20 years including the financial year 2020. 150 2020 Annual Report / Independent Auditor’s Report

Table of Contents Management’s Review Financial Statements Independent Auditor’s Report Key Audit Matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the Financial Statements for 2020. These matters were addressed in the context of our audit of the Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Statement on Management’s Review Management is responsible for Management’s Review. Our opinion on the Financial Statements does not cover Management’s Review, and we do not express any form of assurance conclusion thereon. In connection with our audit of the Financial Statements, our responsibility is to read Management’s Review and, in doing so, consider whether Management’s Review is materially inconsistent with the Financial Statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. Moreover, we considered whether Management’s Review includes the disclosures required by the Danish Financial Statements Act. Based on the work we have performed, in our view, Management’s Review is in accordance with the Consolidated Financial Statements and the Parent Company Financial Statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act. We did not identify any material misstate-ment in Management’s Review. Management’s Responsibilities for the Financial Statements Management is responsible for the preparation of consolidated financial statements and parent company financial statements that give a true and fair view in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, International Financial Reporting Standards as adopted by the EU and further requirements in the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. 151 2020 Annual Report / Independent Auditor’s Report Key audit matter Revenue recognition on AbbVie collaboration agreement • On June 10, 2020, Genmab entered into a collaboration agreement with AbbVie Inc. to jointly develop and commercialize epcoritamab (DuoBody-CD3xCD20), DuoHexaBody-CD37 and DuoBody-CD3x5T4 and a discovery research collaboration for future differentiated antibody therapeutics for cancer. The agreement includes four performance obligations: delivery of three licenses and co-development activities for the product concepts. During 2020, Genmab received an upfront payment of DKK 4,911 million and allocated DKK 4,398 million to the delivery of the licenses and DKK 513 million to the co-development activities for the product concepts. Genmab recognized revenue of DKK 4,398 million from the delivery of the licenses when the performance obligation was satisfied at a point in time for these. • In relation to the AbbVie collaboration agreement it requires that Management ascertains that the delivery of the individual licenses and the co-development activities related to the product concepts are each a distinct performance obligation and to calculate a stand alone selling price for these performance obligations. For the individual licenses Management used a discounted cash flow model, which requires Management to make an estimate including selecting the discount rate, development timeline, regulatory risks, estimated market demand and future revenue potential. For the co-development activities related to the product concepts a cost-plus margin approach was used, which requires Management to make an estimate including selecting the costs and margin to apply. • We focused on the AbbVie collaboration agreement because identifying performance obligations and allocating the transaction price between these performance obligations based on a best accounting estimate of relative stand-alone selling price and determining whether the performance obligations have been satisfied requires significant judgement by Management. • Reference is made to note 2.1. How our audit addressed the key audit matter • We tested certain internal controls over the process to record revenue, including controls related to the identification of the performance obligations, allocation of transaction price and if the performance obligations were satisfied. • We examined the collaboration agreement and evaluated and tested Management’s identification of the performance obligations in the agreement, the allocation of transaction price between these performance obligations and whether the performance obligation was satisfied upon transfer of the licenses. We also assessed the methodology, data and assumptions used in the discounted cash flow model and cost-plus margin approach by using valuation specialists to assess the fair value determined by Management for these performance obligations.

Table of Contents Management’s Review Financial Statements Independent Auditor’s Report In preparing the Financial Statements, Management is respon-sible for assessing the Group’s and the Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Group or the Parent Company or to cease operations, or has no realistic alternative but to do so. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent Company’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management. • Conclude on the appropriateness of Management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group or the Parent Company to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the Financial Statements, including the disclosures, and whether the Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the Consolidated Financial Statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our inde-pendence, and where applicable, related safeguards. From the matters communicated with those charged with gover-nance, we determine those matters that were of most significance in the audit of the Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclo-sure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reason-ably be expected to outweigh the public interest benefits of such communication. Auditor’s Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the Financial Statements as a whole are free from material misstate-ment, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Financial Statements. Hellerup, February 23, 2021 PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab CVR no 3377 1231 As part of an audit in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional skepticism throughout the audit. We also: Rasmus Friis Jørgensen State Authorised Public Accountant mne28705 Henrik Trangeled Kristensen State Authorised Public Accountant mne23333 • Identify and assess the risks of material misstatement of the Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. 152 2020 Annual Report / Independent Auditor’s Report

Table of Contents | Management's Review | Financial Statements

Glossary

American Depository Shares (ADSs)
A U.S. dollar-denominated equity share of a foreign-based company available for purchase on an American stock exchange.

Antibody-drug conjugate (ADC)
Antibody with potent cytotoxic agents (toxins) coupled to it.

Antigen
Immunogen. A target molecule that is specifically bound by an antibody.

Apoptosis
A form of programmed cell death.

Biologics License Application (BLA)
A submission to apply for marketing approval from the U.S. FDA, which contains specific information on the manufacturing processes, chemistry, pharmacology, clinical pharmacology and the medical effects of a biologic product.

Bispecific antibody
An antibody in which the two binding regions are not identical, with each region directed against two different antigens or against two different sites on the same antigen.

BREEAM (Building Research Establishment Environmental Assessment Method)
A sustainability assessment method for infrastructure and buildings.

Clinical
Term used to refer to drugs that are at the stage of being investigated in humans to determine the safety and efficacy of the drug before it can be submitted for approval by regulatory authorities.

Complement dependent cytotoxicity (CDC)
An antibody effector function that eliminates target cells

Cytotoxic
Toxic to living cells.

Dual-listed company
A company whose shares are traded on two stock markets.

Epitope
The specific surface portion of an antigen to which an antibody binds. Upon binding of the antibody to the epitope an immune response is elicited.

European Medicines Agency (EMA)
European regulatory agency that facilitates development and access to medicines, evaluates applications for marketing authorization and monitors the safety of medicines.

Hexamerization
The ordered clustering of six antibodies.

Immunomodulatory agent
A type of drug used to treat certain types of cancers, such as multiple myeloma. Examples include lenalidomide and pomalidomide.

Initial Public Offering (IPO)
An initial public offering of a company's stock

Marketing Authorization Application (MAA)
A submission to apply for marketing approval for a drug from the EMA.

Monoclonal
Derived from a single cell. Monoclonal antibodies derived from such single cell will be identical.

Monotherapy
Treatment of a medical condition by use of a single drug.

Pre-clinical
Term used to refer to products that are at the stage of being investigated in the laboratory or in animals to determine the safety and efficacy of the product before it is tested in humans.

Priority Review
U.S. FDA designation used for drugs that, if approved, would be significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions when compared to standard applications.

Progression free survival (PFS)
Progression free survival. The length of time a patient lives without his/her disease worsening.

Proteasome inhibitor (PI)
A type of drug used to treat certain types of cancer, such as multiple myeloma. Examples include bortezomib and carfilzomib.

Real-Time Oncology Review (RTOR) Pilot Program
Allows the U.S. FDA to review data prior to the completed formal submission of a sBLA.

Subcutaneous (SubQ)
Applied under the skin.

Target
A molecule of potential interest against which an antibody is raised/created.

Transgenic mouse
A mouse carrying a transgene from a foreign species, typically a human, which transgene has been introduced into the replicating cells of the mouse, so the transgene is passed on to future generations/offspring of the transgenic mouse.

U.S. Food and Drug Administration (U.S. FDA)
U.S. regulatory agency responsible for ensuring the safety, efficacy and security of human and veterinary drugs, biological products and medical devices.

153 2020 Annual Report / Glossary

Table of Contents Management’s Review Financial Statements Forward Looking Statement This annual report contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. For a further discussion of these risks, please refer to the section “Risk Management” in this annual report and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC). Genmab does not undertake any obligation to update or revise forward looking statements in this annual report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law. Open Monoclonal Technology, Inc. UltiMAb® is a trademark of Medarex, Inc. Opdivo® is a trademark of Bristol-Myers Squibb Company. Velcade® and NINLARO® are trademarks of Millennium Pharmaceuticals Inc. Revlimid® is a trademark of Celgene Corporation. Venclexta® is a trademark of AbbVie, Inc. Tecentriq® is a trademark of Genentech, Inc. TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC. ©2020, Genmab A/S. All rights reserved. About Genmab A/S Genmab is an international biotechnology company with a core purpose to improve the lives of patients with cancer. Founded in 1999, Genmab is the creator of multiple approved antibody therapeutics that are marketed by its partners. The company aims to create, develop and commercialize differentiated therapies by leveraging next-generation antibody technologies, expertise in antibody biology, translational research and data sciences and strategic partnerships. To create novel therapies, Genmab utilizes its next-generation antibody technologies, which are the result of its collaborative company culture and a deep passion for innovation. Genmab’s proprietary pipeline consists of modified antibody candidates, including bispecific T-cell engagers and next generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. The company is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com. Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® is a trademark of Novartis Pharma AG. Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates. DARZALEX® and DARZALEX FASPRO® are trademarks of Johnson & Johnson. OmniAb® is a trademark of Photograph credits: Tuala Hjarnø, 3FX, Inc., Andrei Jackamets and Connie Zhou for Gensler 154 2020 Annual Report / Forward Looking Statement

Table of Contents Management’s Review Financial Statements Contact Information Genmab A/S Kalvebod Brygge 43 1560 Copenhagen V Denmark T. +45 70 20 27 28 Genmab US, Inc. 777 Scudders Mill Road Plainsboro, NJ 08536 USA T. +1 609 430 2481 Genmab B.V. and Genmab Holding B.V. Uppsalalaan 15 3584 CT Utrecht The Netherlands T. +31 30 2 123 123 Genmab K.K. Level 21 Shiodome Shibarikyu Building 1-2-3 Kaigan, Minato-ku Tokyo 105-0022 Japan T. +81 3 5403 6330 www.genmab.com LEI Code 529900MTJPDPE4MHJ122 155 2020 Annual Report / Contact Information